FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of October, 2024
Commission File Number: 001-12518

Banco Santander, S.A.
(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐

BANCO SANTANDER, S.A.
________________________

TABLE OF CONTENTS

Item 1. January - September 2024 Financial Report	3

Think **Value**
Think **Customer**
Think **Global**

Financial Report

2024 | January - September

santander.com

Santander

January - September	2024

Index

3	Key consolidated data

5	Business model

6	Group financial information
6	General background
7	Highlights of the period
9	Income statement
16	Balance sheet
19	Solvency ratios
20	Risk management

24	Financial information by segment
28	Primary segments
39	Secondary segments

43	Responsible banking

45	Corporate governance

46	The Santander share

48	Appendix
49	Financial information
76	Alternative performance measures
88	Condensed consolidated financial statements
91	Glossary
92	Important information

This report was approved by the board of directors on 28 October 2024, following a favourable report from the audit committee. Important information regarding this report can be found on pages 92 and 93.

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix	Index

Key consolidated data

BALANCE SHEET (EUR million)	Sep-24	Jun-24%		Sep-24	Sep-23%		Dec-23
Total assets	1,802,259	1,786,261	0.9	1,802,259	1,816,844	(0.8)	1,797,062
Loans and advances to customers	1,067,419	1,065,596	0.2	1,067,419	1,039,172	2.7	1,036,349
Customer deposits	1,045,911	1,037,646	0.8	1,045,911	1,034,885	1.1	1,047,169
Total funds	1,327,308	1,309,903	1.3	1,327,308	1,288,547	3.0	1,306,942
Total equity	105,063	103,648	1.4	105,063	102,897	2.1	104,241
Note: total funds includes customer deposits, mutual funds, pension funds and managed portfolios.

INCOME STATEMENT (EUR million)	Q3'24	Q2'24%		9M'24	9M'23%		2023
Net interest income	11,225	11,474	(2.2)	34,682	32,139	7.9	43,261
Total income	15,135	15,670	(3.4)	45,850	42,871	6.9	57,423
Net operating income	8,786	9,304	(5.6)	26,588	23,910	11.2	31,998
Profit before tax	4,919	4,925	(0.1)	14,427	12,537	15.1	16,459
Profit attributable to the parent	3,250	3,207	1.3	9,309	8,143	14.3	11,076

EPS, PROFITABILITY AND EFFICIENCY (%) [1]	Q3'24	Q2'24%		9M'24	9M'23%		2023
EPS (euros)	0.20	0.20	2.4	0.57	0.48	18.6	0.65
RoE	13.4	13.4		12.9	11.7		11.9
RoTE	16.7	16.8		16.2	14.8		15.1
RoA	0.80	0.78		0.76	0.68		0.69
RoRWA	2.31	2.18		2.15	1.93		1.96
Efficiency ratio [2]	41.9	40.6		41.7	44.0		44.1

UNDERLYING INCOME STATEMENT [2] (EUR million)	Q3'24	Q2'24%		9M'24	9M'23%		2023
Net interest income	11,225	11,474	(2.2)	34,682	32,139	7.9	43,261
Total income	15,135	15,670	(3.4)	46,185	43,095	7.2	57,647
Net operating income	8,786	9,304	(5.6)	26,923	24,134	11.6	32,222
Profit before tax	4,919	4,925	(0.1)	14,427	12,776	12.9	16,698
Profit attributable to the parent	3,250	3,207	1.3	9,309	8,143	14.3	11,076
Changes in constant euros:
Q3'24 / Q2'24: NII: +1.1%; Total income: -0.2%; Net operating income: -2.1%; Profit before tax: +3.0%; Attributable profit: +4.6%.
9M'24 / 9M'23: NII: +8.7%; Total income: +8.2%; Net operating income: +12.7%; Profit before tax: +13.6%; Attributable profit: +15.1%.

Note: for Argentina and any grouping which includes it, the variations in constant euros have been calculated considering the Argentine peso exchange rate on the last working day for each of the periods presented. Additionally, from Q2 2024 onwards, a theoretical rate, which differs from the official exchange rate, has been used for the Argentine peso as it better reflects the evolution of inflation (we continue to apply the official ARS exchange rate to all prior periods). For further information, see the 'Alternative performance measures' section in the appendix to this report.
Certain figures contained in this report, have been subject to rounding to enhance their presentation. Accordingly, in certain instances, the sum of the numbers in a column or a row in tables contained in this report may not conform exactly to the total figure given for that column or row.
The results described in this presentation do not include the impacts that could potentially derive from the FCA’s review and complaints in the UK related to motor finance commissions, given that it is not possible at this time to reliably predict the financial impact, which is not expected to be material for the Group’s financial position, nor is it expected to affect the achievement of the Group's financial targets for 2024.

January - September 2024	3

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix	Index

SOLVENCY (%)	Sep-24	Jun-24	Sep-24	Sep-23	Dec-23
Fully-loaded CET1 ratio	12.5	12.5	12.5	12.3	12.3
Fully-loaded total capital ratio	16.8	16.4	16.8	16.2	16.3

CREDIT QUALITY (%)[1]	Q3'24	Q2'24	9M'24	9M'23	2023
Cost of risk [2,3]	1.18	1.21	1.18	1.13	1.18
NPL ratio	3.06	3.02	3.06	3.13	3.14
NPL coverage ratio	64	66	64	68	66

MARKET CAPITALIZATION AND SHARES	Sep-24	Jun-24%		Sep-24	Sep-23%		Dec-23
Shares (millions)	15,494	15,494	0.0	15,494	16,184	(4.3)	16,184
Share price (euros)	4.601	4.331	6.2	4.601	3.619	27.1	3.780
Market capitalization (EUR million)	71,281	67,098	6.2	71,281	58,562	21.7	61,168
Tangible book value per share (euros)	5.04	4.94		5.04	4.61		4.76
Price / Tangible book value per share (X)	0.91	0.88		0.91	0.79		0.79

CUSTOMERS (thousands)	Sep-24	Jun-24%		Sep-24	Sep-23%		Dec-23
Total customers	170,944	168,243	1.6	170,944	166,250	2.8	164,542
Active customers	102,313	101,277	1.0	102,313	100,614	1.7	99,503
Digital customers	57,801	57,000	1.4	57,801	53,568	7.9	54,161

OTHER DATA	Sep-24	Jun-24%		Sep-24	Sep-23%		Dec-23
Number of shareholders	3,501,621	3,526,649	(0.7)	3,501,621	3,703,401	(5.4)	3,662,377
Number of employees	208,080	209,553	(0.7)	208,080	212,218	(2.0)	212,764
Number of branches	8,134	8,285	(1.8)	8,134	8,652	(6.0)	8,518

1.	For further information, see the 'Alternative performance measures' section in the appendix to this report.
2.
In addition to financial information prepared in accordance with International Financial Reporting Standards (IFRS) and derived from our consolidated financial statements, this report contains certain financial measures that constitute alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS measures, including the figures related to “underlying” results, which do not include factors that are outside the ordinary course of our business, or have been reclassified within the underlying income statement. Further details are provided in the 'Alternative performance measures' section of the appendix to this report. For further details on the APMs and non-IFRS measures used, including their definition or a reconciliation between any applicable management indicators and the financial data presented in the annual consolidated financial statements prepared under IFRS, please see our 2023 Annual Financial Report, published in the CNMV on 19 February 2024, our 20-F report for the year ending 31 December 2023 filed with the SEC in the United States on 21 February 2024 as well as the 'Alternative performance measures' section of the appendix to this report.

3.	Allowances for loan-loss provisions over the last 12 months / Average loans and advances to customers over the last 12 months.

4	January - September 2024

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix	Index

Our business model

Customer focus

Building a digital bank with branches	→ New operating model to build a digital bank with branches, with a multichannel offer to fulfil all our customers' financial needs.	171 mn	102 mn
		total customers	active customers

Scale

→ Our global and in-market scale helps us to improve our local banks' profitability, adding value and network benefits.
→ Our activities are organized under five global businesses: Retail & Commercial Banking (Retail), Digital Consumer Bank (Consumer), Corporate & Investment Banking (CIB), Wealth Management & Insurance (Wealth) and Payments.
→ Our five global businesses and our presence in Europe, DCB Europe, North America and South America support value creation based on the profitable growth and operational leverage that ONE Santander provides.

Global and in-market scale

Global businesses
Retail
Retail & Commercial Banking
Consumer
Digital Consumer Bank
CIB
Corporate & Investment Banking
Wealth
Wealth Management & Insurance
Payments
Payments
ONE
Santander
E
Europe
DCBE
DCB
Europe
NA
North
America
SA
South
America

Diversification

Business, geographical and balance sheet	→ Well-balanced diversification between businesses and markets with a solid and simple balance sheet that gives us recurrent net operating income with low volatility and more predictable results.

Our corporate culture
The Santander Way remains unchanged to continue to deliver for all our stakeholders

Our purpose To help people and businesses prosper.

Our aim To be the best open financial services platform, by acting responsibly and earning the lasting loyalty of our people, customers, shareholders and communities.

Our how Everything we do should be Simple, Personal and Fair.

January - September 2024	5

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix	Index
General background
Group financial information
General background
Grupo Santander's operating environment in 9M 2024 was characterized by a moderate global economic slowdown, with falling interest rates and a decline in inflation across most of our footprint. Geopolitical tensions, while still present, have not resulted in significant economic impacts, however, there has been greater volatility in global financial markets. Labour markets withstood the monetary tightening period and unemployment rates remained relatively low in most of the countries where we are present.

Country	GDP Change[1]	Economic performance
Eurozone	+0.6%	Economic growth is losing steam, hindered by weakness in Germany. In the labour market, the unemployment rate remains at historic lows (6.4%), though there is lower labour demand. Inflation continued to decline to 1.7% in September. The ECB accelerated its interest rate cuts, reducing the deposit facility rate to 3.25% in October (after the close of Q3 2024).
Spain	+3.1%
Growth in Q2 2024 surprised positively, due to the good performance of household consumption. The labour market remains strong, with the number of people enrolled in social security at record levels. Inflation fell to 1.5% in September (core inflation stood at 2.4%), driven by continued moderation in services and energy prices (where inflation is higher).

United Kingdom	+0.7%	The economy performed well in H1 2024; GDP grew by 0.6% in Q2, a performance similar to Q1, driven by the services sector. However, some moderation is expected in the second half of the year. The unemployment rate remained low (4.0% in July). Year-on-year inflation declined to 1.7% in September and inflationary pressures on wages and services eased, which led the Bank of England to cut the official interest rate to 5.0% in August. More rate cuts are expected in Q4 2024.
Portugal	+1.6%	GDP grew slightly in Q2 2024 (+0.1% quarter-on-quarter), but below the 0.8% growth in Q1, due to the negative contribution from the foreign sector. Domestic demand performed better, supported by investment, but public and private consumption slowed. The unemployment rate was 6.4% in August, with employment rising and unemployment declining. Inflation moderated (2.1% in September), although we expect some rebound at the end of the year.
Poland	+3.2%	GDP accelerated in Q2 2024, up 1.5% in the quarter, supported by a good performance in private and public consumption and the unemployment rate was stable at 5% in September. Inflation rose to 4.9% in September and we expect it to continue rising to 5% at the end of the year. For this reason, the central bank held interest rates at 5.75%.
United States	+3.0%	The economy continued to grow at a good pace in H1 2024 and we expect this dynamism to remain. Inflation continued to moderate year-on-year (2.4% in September) and the labour market cooled down (unemployment rate was 4.1% in September) which led the Federal Reserve to cut interest rates by 50 bps, with another 50 bps expected before the end of the year, which would bring the Federal funds rate to a 4.25-4.50% target range.
Mexico	+2.1%	The economy remained weak in Q2 2024, with a slowdown in exports and domestic demand, particularly private consumption. The labour market remains resilient, albeit with signs of moderation. The inflation rate declined (4.6% in September), with core inflation below 4% for the first time in three and a half years. The central bank cut the official interest rate by 50 bps to 10.5% in Q3, bringing the total for the year to -75 bps.
Brazil	+3.3%	The economy continues to surprise with its dynamism, with GDP growth of 3.3% (4.9% in private consumption) and a very low unemployment rate (below 7%). The year-on-year inflation rate picked up to 4.4% in September from 4.2% in June and medium-term expectations remain above target. The central bank began its cycle of interest rate hikes, increasing the interest rate by 25 bps in September to 10.75%, and suggested that there will be further increases in the coming months.
Chile	+1.6%	Following a strong Q1 2024, the economy slowed in Q2, with weaknesses in mining, industry and services sectors. Year-on-year inflation declined (4.1% in September versus 4.2% in June) and is expected to moderate further, as medium-term expectations remain anchored around the 3% target. The central bank continued to cut the official interest rate, albeit at a slower pace, -25 bps in Q3 to 5.5% and another 25 bp cut in October and reported that it expects further cuts in the future.
Argentina	-1.7%	The economy remained in recession in Q2 2024, but with a much more moderate decline than in Q1 with some signs of recovery for H2, supported by the agriculture and energy sectors. Inflation, although high, continued to moderate to a monthly average of 3.9% in Q3 (5.9% in Q2).
1.Year-on-year changes for Q2 2024.

6	January - September 2024

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix	Index
Highlights of the period
Highlights of the period

Main figures

Q3'24 Attributable profit

EUR 3,250 mn

+1 % in euros
+5 % in constant euros
/ Q2'24

9M'24 Attributable profit

9M'23
9M'24

9M'23	EUR 8,143 mn
9M'24	**EUR 9,309 mn**

+14 % in euros
+15 % in constant euros
/ 9M'23

▶	In Q3 2024, profit attributable to the parent was EUR 3,250 million, a new record for the second consecutive quarter, supported by most global businesses, especially Retail and Wealth.

▶
Attributable profit was 1% higher compared to Q2 2024, significantly impacted by exchange rate movements. In constant euros, profit grew 5% quarter-on-quarter, due to the good performance in the main revenue lines and after having reported charges in Payments and provisions related to our CHF mortgage portfolio in Poland in Q2 2024.

▶
Attributable profit increased 12% compared to Q3 2023. In constant euros, profit rose 16%, supported by revenue growth across all global businesses and by the positive performance in costs and provisions in Retail and Consumer.

▶
In 9M 2024, attributable profit was EUR 9,309 million, 14% higher than in the same period of 2023 (+15% in constant euros), boosted by solid revenue growth across all global businesses and regions and good cost management, which grew less than inflation.

▶	These solid results, with record net interest income, net fee income, total income, net operating income and profit, make us confident that we will achieve our 2024 targets that we upgraded in Q2.

▶	Profitability improved year-on-year. RoTE stood at 16.2% in 9M 2024, compared to 14.8% in the same period of 2023.
▶	Sustained earnings per share growth, rising 19% year-on-year to EUR 56.8 cents in 9M 2024, supported by the positive performance in results and the share buybacks in the last 12 months.

Loans and advances to customers	Customer funds
+1%	+3%

Net interest income	Net fee income
+9%	+6%

Total income +8%

Note: changes vs. 9M'23 in constant euros.

▶
In terms of business volumes, customer funds continued to grow at a faster pace than loans and advances to customers in an environment where interest rates remain elevated in some countries, and as we focus on active capital management and disciplined capital allocation.
Gross loans and advances to customers (excluding reverse repos) increased 1% year-on-year in constant euros, with all businesses growing except Retail, where they decreased 1%, as higher volumes in South America, Mexico, Poland and Portugal did not completely offset lower loans in Spain and the UK due to SMEs and mortgages and in the US due to corporates.
Customer funds (customer deposits excluding repurchase agreements plus mutual funds) rose 3% year-on-year in constant euros, with deposits up 1%, growing across all businesses except CIB, while mutual funds rose double digits.

▶
The benefits from our global scale, margin management and higher customer activity were reflected in year-on-year increases in net interest income (+8% in euros, +9% in constant euros) and net fee income (+5% in euros, +6% in constant euros), resulting in 7% total income growth in euros (+8% in constant euros).

▶
Structural changes towards a simpler and more integrated model through ONE Transformation are contributing to efficiency gains and profitable growth. The efficiency ratio improved 2.3 pp year-on-year to 41.7% driven mainly by Retail, Consumer and Wealth.

▶
Credit quality remains robust, driven by the strong macroeconomic environment and employment across our footprint. The NPL ratio was 3.06%, improving 7 bps year-on-year. Total loan-loss reserves reached EUR 22,735 million, resulting in a total coverage ratio of 64%.

▶
The Group's cost of risk stood at 1.18% (1.18% in December 2023 and 1.13% in September 2023), in line with our expectations. In Retail, the cost of risk remained under control at 0.98%, while in Consumer, CoR continued to normalize (to 2.12%), remaining at controlled levels. Retail and Consumer accounted for approximately 85% of the Group's net loan-loss provisions.

▶
As at end September 2024, the fully-loaded CET1 ratio stood at 12.5%. In the quarter, we generated 43 bps organically (the net result of 52 bps from gross profit generation, RWA growth and impacts from minority interests), which was offset by a 26 bp charge for shareholder remuneration against profit earned in Q3 2024 in line with our 50% payout target[1], -18 bps of regulatory charges and a 1 bp positive contribution from markets and others.

1.In line with the current shareholder remuneration policy of approximately 50% of the Group's reported profit (excluding non-cash, non-capital ratios impact items), divided approximately equally between cash dividends and share buybacks. The implementation of the shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals.

January - September 2024	7

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix	Index
Highlights of the period

Think Value

▶
In applying the shareholder remuneration policy, the board of directors approved an interim payment charged against 2024 results, which will be made in two parts:
i) an interim cash dividend against 2024 results of EUR 10.00 cents per share, equivalent to c.25% of the Group's underlying profit in H1 2024, 23% higher than its 2023 equivalent, which will be paid from 1 November 2024. Including the EUR 9.50 cent dividend per share paid in May 2024, the cash dividend per share paid during 2024 will be 39% higher than that paid in 2023.

ii) a share buyback programme against 2024 results of up to EUR 1,525 million, which commenced on 27 August once the applicable regulatory approval was obtained, as announced in the Inside Information disclosed on the same day.

▶
Total shareholder remuneration charged against H1 2024 results will be approximately EUR 3,050 million, 17% higher than the remuneration charged against H1 2023 results. The amount is approximately 50% of H1 2024 attributable profit.

▶
As at end September 2024, TNAV per share was EUR 5.04. Including the EUR 9.50 cent dividend per share paid in May 2024 and the announced EUR 10.00 dividend per share to be paid from November 2024, the TNAV per share + cash dividend per share increased 14% year-on-year.

Think Customer

Total customers: **171** mn

Active customers: **102** mn

▶
Our efforts to simplify and improve our product offering and service quality are reflected in an increase of almost 5 million customers year-on-year, bringing total customers to 171 million. Active customers reached 102 million, up almost 2 million year-on-year.

▶	Transaction volumes per active customer rose 8% year-on-year in 9M 2024.

▶	We continue to deliver great customer experience and improve our service quality, ranking in the top 3 in NPS[1] in seven of our markets.

Think Global

Contribution to Group revenue[2]		9M 2024 data.Year-on-year changes in constant euros
	▶	In Retail, attributable profit was EUR 5,332 million (+29%) driven by 9% growth in total income and the good performance in costs (due to our transformation efforts) and provisions.

	▶	Efficiency improved 4.2 pp to 39.3%, cost of risk remained controlled (0.98%), largely unchanged year-on-year. RoTE increased to 18.5%.

▶
In Consumer, net operating income rose 9%, due to total income growth (+5%) and good cost management, reaching an attributable profit of EUR 1,507 million, (+5%) despite higher LLPs (CHF mortgages, cost of risk normalization, higher volumes, lower portfolio sales and some regulatory impacts).

	▶	Efficiency stood at 40.7%, improving 1.9 pp, cost of risk continued to normalize reaching 2.12% and RoTE stood at 11.9%.

▶
In CIB, revenue continued to grow, achieving record figures in net interest income and net fee income. However, attributable profit (EUR 2,039 million) declined 3%, mainly impacted by costs relating to our transformation investments and net provisions in the period compared to net releases in 9M 2023.

	▶	The efficiency ratio was 44.4%. RoTE was 18.1%.

	▶	In Wealth, attributable profit amounted to EUR 1,266 million (+15%) driven by increased activity, good margin management and higher fees, boosted especially by Private Banking.

	▶	Efficiency improved 2.1 pp to 34.2% and RoTE was 81.1%.

▶
In Payments, attributable profit reached EUR 178 million, impacted by write-downs in PagoNxt related to the discontinuation of our merchant platform in Germany and Superdigital in Latin America in Q2 2024. Excluding them, profit would be 10% higher year-on-year, due to revenue growth and lower LLPs.

	▶	Cost of risk improved 67 bps to 7.01%. In PagoNxt, EBITDA margin was 22.7% (+3.1 year-on-year).
1.Net Promoter Score, internal benchmark of individual customers' satisfaction audited by Stiga/Deloitte in H1 2024.
2.As % of total operating areas, excluding the Corporate Centre.

8	January - September 2024

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix	Index
Statutory income statement

Grupo Santander results

Grupo Santander. Summarized income statement
EUR million
			Change			Change
	Q3'24	Q2'24%		9M'24	9M'23%
Net interest income	11,225	11,474	(2.2)	34,682	32,139	7.9
Net fee income[1]	3,189	3,237	(1.5)	9,666	9,222	4.8
Gains or losses on financial assets and liabilities and exchange differences[2]	536	334	60.5	1,493	1,969	(24.2)
Dividend income	91	400	(77.3)	584	474	23.2
Share of results of entities accounted for using the equity method	194	180	7.8	497	462	7.6
Other operating income/expenses (net)[3]	(100)	45	—	(1,072)	(1,395)	(23.2)
Total income	15,135	15,670	(3.4)	45,850	42,871	6.9
Operating expenses	(6,349)	(6,366)	(0.3)	(19,262)	(18,961)	1.6
Administrative expenses	(5,535)	(5,538)	(0.1)	(16,792)	(16,556)	1.4
Staff costs	(3,497)	(3,467)	0.9	(10,558)	(10,080)	4.7
Other general administrative expenses	(2,038)	(2,071)	(1.6)	(6,234)	(6,476)	(3.7)
Depreciation and amortization	(814)	(828)	(1.7)	(2,470)	(2,405)	2.7
Provisions or reversal of provisions	(759)	(1,129)	(32.8)	(2,521)	(1,989)	26.7
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss (net)	(2,947)	(3,443)	(14.4)	(9,524)	(9,477)	0.5
Impairment on other assets (net)	(146)	(161)	(9.3)	(436)	(129)	238.0
Gains or losses on non-financial assets and investments, net	5	364	(98.6)	371	280	32.5
Negative goodwill recognized in results	—	—	—	—	—	—
Gains or losses on non-current assets held for sale not classified as discontinued operations	(20)	(10)	100.0	(51)	(58)	(12.1)
Profit or loss before tax from continuing operations	4,919	4,925	(0.1)	14,427	12,537	15.1
Tax expense or income from continuing operations	(1,330)	(1,448)	(8.1)	(4,246)	(3,552)	19.5
Profit from the period from continuing operations	3,589	3,477	3.2	10,181	8,985	13.3
Profit or loss after tax from discontinued operations	—	—	—	—	—	—
Profit for the period	3,589	3,477	3.2	10,181	8,985	13.3
Profit attributable to non-controlling interests	(339)	(270)	25.6	(872)	(842)	3.6
Profit attributable to the parent	3,250	3,207	1.3	9,309	8,143	14.3

EPS (euros)	0.20	0.20	2.4	0.57	0.48	18.6
Diluted EPS (euros)	0.20	0.20	2.5	0.57	0.48	18.6

Memorandum items:
Average total assets	1,793,758	1,780,522	0.7	1,792,871	1,764,293	1.6
Average stockholders' equity	96,720	95,994	0.8	96,341	92,421	4.2

Note: the summarized income statement groups some lines of the consolidated statutory income statement on page 90 as follows:
1.‘Commission income’ and ‘Commission expense’.
2.‘Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net’; ‘Gain or losses on financial assets and liabilities held for trading, net’; ‘Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss’; ‘Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net’; ‘Gain or losses from hedge accounting, net’; and ‘Exchange differences, net’.

3.‘Other operating income’; ‘Other operating expenses’; ’Income from insurance and reinsurance contracts’; and ‘Expenses from insurance and reinsurance contracts’.

January - September 2024	9

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Statutory income statement

Statutory income statement

Results performance compared to 9M 2023
In Q3 2024, profit attributable to the parent totalled EUR 3,250 million, reaching a new quarterly record for the second quarter in a row, even with a notable impact from currency depreciation in Q3 2024, particularly in Latin America.
Profit attributable to the parent amounted to EUR 9,309 million in 9M 2024, compared to EUR 8,143 million in the same period in 2023, 14% higher year-on-year and another a new record. This increase was due to the good performance of total income, which grew at a much faster pace than operating expenses.
This year-on-year comparison was impacted by a higher charge from the temporary levy on revenue earned in Spain, and by the charges after having discontinued our merchant platforms in Germany and Superdigital in Latin America in Q2 2024. Additionally, Single Resolution Fund (SRF) contributions ended in 2023 and therefore there is no contribution in 2024.
Total income
Total income amounted to EUR 45,850 million, up 7% year-on-year. By line:
•Net interest income (NII) totalled EUR 34,682 million, 8% higher year-on-year with widespread growth across businesses and regions. Good performance in Retail, driven by mainly South America (higher volumes and lower costs of deposits) and Spain and Portugal (good margin management). Also of note was the growth in Consumer, especially in Europe due to greater volumes and asset repricing and in Brazil, favoured by higher volumes and lower interest rates.

Net interest income
EUR million
•Net fee income amounted to EUR 9,666 million, up 5% compared to 9M 2023, with solid performances across all our global businesses, except Payments which was impacted by a one-time positive fee recorded in Q1 2023 in Brazil.

Net fee income
EUR million
•Gains or losses on financial assets and liabilities and exchange differences declined to EUR 1,493 million (EUR 1,969 million in 9M 2023) affected by lower market activity in South America, particularly in Brazil.
•Dividend income was EUR 584 million (EUR 474 million in 9M 2023).
•Income from companies accounted for by the equity method reached EUR 497 million, compared to EUR 462 million in 9M 2023.
•Other operating income recorded a loss of EUR 1,072 million (compared to a EUR 1,395 million loss in 9M 2023). This line includes the negative impact from the hyperinflation adjustment in Argentina and the temporary levy on revenue earned in Spain. As mentioned earlier, there were no contributions to the SRF in 2024.
All in all, good performance of total income, supported by year-on-year growth across all our businesses and regions.

Total income
EUR million

10	January - September 2024

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Statutory income statement
Operating expenses
Operating expenses in 9M 2024 amounted to EUR 19,262 million, and rose 2% year-on-year, growing below inflation and at slower pace than total income, reflecting our cost discipline.
Our cost management continued to focus on structurally improving our efficiency and, as a result, we remain one of the most efficient banks in the world.
We continued to drive our business transformation plan, ONE Transformation, across our footprint, reflected in greater operational leverage and better business dynamics.

Operating expenses
EUR million
Provisions or reversal of provisions
Provisions (net of provisions reversals) amounted to EUR 2,521 million and included the write-down in PagoNxt in Q2 2024 related to the discontinuation of our Superdigital platform in Latin America. In 9M 2023, this line totalled EUR 1,989 million.
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss (net)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss (net) was EUR 9,524 million (EUR 9,477 million in 9M 2023), relatively stable year-on-year.
Credit quality indicators remained robust, supported by our risk management and the good performance of the global economy and labour markets across our footprint.

Impairment on other assets (net)
The impairment on other assets (net) was EUR 436 million, including the write-down in PagoNxt related to the discontinuation of our merchant platform in Germany in Q2 2024. In 9M 2023, impairments totalled EUR 129 million.
Gains or losses on non-financial assets and investments (net)
Net gains on non-financial assets and investments were EUR 371 million in 9M 2024, including a the capital gain resulting from having closed the joint-venture agreement with Sodexo in Q2 2024 in Brazil. In 9M 2023, net gains were EUR 280 million.
Negative goodwill recognized in results
There was no negative goodwill recorded in 9M 2024 or in 9M 2023.
Gains or losses on non-current assets held for sale not classified as discontinued operations
This item, which mainly includes impairment of foreclosed assets recorded and the sale of properties acquired upon foreclosure, recorded a EUR 51 million loss in 9M 2024 (EUR 58 million loss in 9M 2023).
Profit before tax
Profit before tax was EUR 14,427 million in 9M 2024, up 15% year-on-year, supported by the solid performance in net interest income, net fee income and our cost discipline.
Income tax
Total income tax amounted to EUR 4,246 million compared to EUR 3,552 million in 9M 2023.
Profit attributable to non-controlling interests
Profit attributable to non-controlling interests amounted to EUR 872 million (EUR 842 million in 9M 2023).
Profit attributable to the parent
Profit attributable to the parent rose to EUR 9,309 million in 9M 2024, compared to EUR 8,143 million in the same period in 2023, 14% higher year-on-year.
These results do not fully reflect the underlying business performance due to the impact of the aforementioned charges.

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Underlying income statement

Underlying income statement

→ Second consecutive quarter of record profit. Similarly, 9M 2024 was also a record high.
→ Efficiency improvement and profitable growth, supported by the operational leverage resulting from ONE Transformation.
→ Risk indicators were robust, supported by good risk management, the economic environment and low unemployment.

Attributable profit		RoTE	RoRWA
EUR 9,309 million	+14% in euros	16.2%	2.15%
	+15% in constant euros	+1.3 pp	+0.2 pp
Note: changes vs. 9M 2023.
Results performance compared to 9M 2023
The Group presents, both at the total Group level and for each of the business units, the changes in euros registered in the income statement, as well as variations excluding the exchange rate effect (i.e. in constant euros) except for Argentina and any grouping which includes it, understanding that the latter provide a better analysis of the Group’s management. For further information, see the 'Alternative performance measures' section in the appendix to this report.
At the Group level, exchange rates had a negative impact of 1.0 pp on total income and a positive impact of 0.9 pp on costs.
To better understand the business trends, we reclassified certain items under some headings of the underlying income statement. These items explain the differences between the statutory and underlying income statements and were:
•In 9M 2024:
–The impact of the temporary levy on revenue earned in Spain totalling EUR 335 million in Q1 2024, which was reclassified from total income to other gains (losses) and provisions.
–Provisions which strengthen the balance sheet in Brazil of EUR 352 million in Q2 2024 (EUR 174 million net of tax and minority interests).
•In 9M 2023:
–The impact of the temporary levy on revenue earned in Spain totalling EUR 224 million in Q1 2023, which was reclassified from total income to other gains (losses) and provisions.
–Provisions which strengthen the balance sheet in Brazil of EUR 235 million, net of tax and minority interests in Q1 2023.
For more details, see the 'Alternative Performance Measures' section in the appendix of this report.
As profit was not affected by results that fell outside the ordinary course of our business, no amount was recorded in the net capital gains and provisions line in 9M 2024 or in 9M 2023 and so both profit attributable to the parent and underlying profit attributable to the parent were the same; EUR 9,309 million in 9M 2024 and EUR 8,143 million in 9M 2023. This represents a 14% year-on-year increase, a 15% rise in constant euros.
This year-on-year comparison is impacted by a higher charge relating to the temporary levy on revenue earned in Spain, and by charges in Q2 2024 related to the discontinuation of our merchant platform in Germany and Superdigital in Latin America. Additionally, there was no contribution to the SRF in 2024, as contributions ended in 2023.

Summarized underlying income statement
EUR million			Change				Change
	Q3'24	Q2'24%		% excl. FX	9M'24	9M'23%		% excl. FX
Net interest income	11,225	11,474	(2.2)	1.1	34,682	32,139	7.9	8.7
Net fee income	3,189	3,237	(1.5)	2.3	9,666	9,222	4.8	6.4
Gains (losses) on financial transactions [1]	536	334	60.5	64.3	1,493	1,969	(24.2)	(22.3)
Other operating income	185	625	(70.4)	(70.3)	344	(235)	—	—
Total income	15,135	15,670	(3.4)	(0.2)	46,185	43,095	7.2	8.2
Administrative expenses and amortizations	(6,349)	(6,366)	(0.3)	2.7	(19,262)	(18,961)	1.6	2.5
Net operating income	8,786	9,304	(5.6)	(2.1)	26,923	24,134	11.6	12.7
Net loan-loss provisions	(2,976)	(3,118)	(4.6)	0.2	(9,219)	(9,037)	2.0	3.8
Other gains (losses) and provisions	(891)	(1,261)	(29.3)	(27.6)	(3,277)	(2,321)	41.2	41.8
Profit before tax	4,919	4,925	(0.1)	3.0	14,427	12,776	12.9	13.6
Tax on profit	(1,330)	(1,448)	(8.1)	(5.2)	(4,246)	(3,765)	12.8	13.2
Profit from continuing operations	3,589	3,477	3.2	6.4	10,181	9,011	13.0	13.8
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	3,589	3,477	3.2	6.4	10,181	9,011	13.0	13.8
Non-controlling interests	(339)	(270)	25.6	27.8	(872)	(868)	0.5	1.6
Net capital gains and provisions	—	—	—	—	—	—	—	—
Profit attributable to the parent	3,250	3,207	1.3	4.6	9,309	8,143	14.3	15.1
Underlying profit attributable to the parent [2]	3,250	3,207	1.3	4.6	9,309	8,143	14.3	15.1
1. Includes exchange differences.
2. Excludes net capital gains and provisions.

12	January - September 2024

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Underlying income statement
Total income amounted to EUR 46,185 million, a new record, up 7% year-on-year. In constant euros, total income rose 8% year-on-year, as follows:
•Net interest income (NII) was 9% higher than in 9M 2023 with growth across businesses and regions:
–Strong growth in Retail (+9%), with increases in all regions, especially in South America, which benefitted from higher volumes and lower cost of deposits, and in Europe, driven by good margin management.
–In Consumer, NII rose 5% supported by our active loan repricing actions and volumes growth in Europe, and higher volumes and lower interest rates in Brazil.
–CIB increased strongly (+16%), backed by solid performance in Global Banking, with high activity levels in Leveraged Finance and a good performance in Global Debt Financing.
–In Wealth, NII rose 9%, driven by good margin management in a favourable macroeconomic environment and increased activity in Private Banking.
–In Payments, NII rose 7%, with growth in both Cards and PagoNxt, due to higher activity.

Net interest income
EUR million
constant euros
•Net fee income grew 6% compared with 9M 2023, with widespread growth across all businesses except Payments, whose year-on-year comparison was impacted by a one-time positive fee from commercial agreements in Brazil in Q1 2023. By business:
–In Retail, net fee income increased 3%, supported by mutual fund, insurance and foreign exchange fees. By country, of note was the good performance in Brazil, the US, Mexico and Poland.
–In Consumer, net fee income rose 25%, driven mainly by growth in Europe due to increased insurance penetration, volumes growth in Brazil and auto fee income in the US.
–In CIB, it increased 15%, mainly driven by greater activity in Global Banking, backed by our US Banking Build-Out (US BBO) initiative.
–In Wealth, net fee income rose 16%, with double-digit growth across all three businesses, mainly due to good commercial activity in Private Banking and Asset Management.
–In Payments, it declined 6%, affected by the impact from the aforementioned one-time positive fee in Q1 2023 in Cards, while net fee income rose in PagoNxt due to good performances in Ebury and Getnet.

Net fee income
EUR million
constant euros
•Gains on financial transactions declined 22%, due to lower results in CIB, mainly in Brazil, down from the high levels recorded in 9M 2023, affected by weaker market activity, although it showed some recovery in the quarter.
•Other operating income in 9M 2024 registered a positive result compared to a negative result in 9M 2023, driven by a less negative impact from the hyperinflation adjustment in Argentina and, as already mentioned, in 2024 there was no contribution to the SRF.
This positive revenue performance keeps us on track to achieve our high-single digit growth target for the whole year.

Total income
EUR million
constant euros
Administrative expenses and amortizations in 9M 2024 totalled EUR 19,262 million, up 2% year-on-year. In real terms, excluding the impact of average inflation, and in constant euros, they were 1% lower year-on-year.
Our cost management continued to focus on structurally improving our efficiency. As a result, we remained one of the most efficient banks in the world with an efficiency ratio of 41.7%, having improved 2.3 pp versus 9M 2023 and in line with our target of staying around 42%.

January - September 2024	13

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Underlying income statement
We continued to progress with our business transformation plan, ONE Transformation, reflected in greater operational leverage and better business dynamics. By business and in constant euros:
•In Retail, costs were down 1%, -5% in real terms (i.e. excluding inflation), driven by the transformation efforts through the simplification of our organization and processes, and the implementation of our global platform. The efficiency ratio improved 4.2 pp year-on-year to 39.3%.
•In Consumer, costs were stable year-on-year. In real terms, they fell 2% even as we continued to invest in operational leasing and check-out lending platforms and in business growth. This good performance was driven by our focus on efficiency and transformation. This resulted in a 1.9 pp improvement in the efficiency ratio year-on-year, falling to 40.7%.
•In CIB, costs increased 18%, +15% in real terms, due to our investments in new products and capabilities, as we invest to grow. The efficiency ratio stood at 44.4%, maintaining a leading position among peers.
•In Wealth, costs rose 6%. In real terms, they increased 3% due to investments in key initiatives such as reinforcing Private Banking teams. The efficiency ratio improved 2.1 pp year-on-year to 34.2%.
•In Payments, costs were 5% up, impacted by inflation, rising just 1% in real terms despite investments in global platforms in both PagoNxt and Cards. The efficiency ratio stood at 46.3%.

Operating expenses
EUR million
constant euros
Net operating income in 9M 2024 grew 12% year-on-year (+13% in constant euros), reaching a new record of EUR 26,923 million.

Net operating income
EUR million
constant euros
Net loan-loss provisions in 9M 2024 amounted to EUR 9,219 million, up 2% year-on-year. In constant euros, they increased 4 as the good performance in Retail (which accounts for around 50% of Group provisions), due to lower provisions in Europe, partially offset the expected increases in Consumer (continued normalization in Europe and the US, higher volumes, increased CHF mortgage portfolio coverage, lower portfolio sales than last year and some regulatory charges) and in CIB (net releases in 9M 2023).
The cost of risk stood at 1.18%, in line with the Group’s 2024 target.

Net loan-loss provisions
EUR million
constant euros
Other gains (losses) and provisions had a loss of EUR 3,277 million, versus a EUR 2,321 million loss in 9M 2023, mainly affected by the aforementioned charges in Q2 2024 and the higher impact of the temporary levy on revenue earned in Spain.
Profit attributable to the parent in 9M 2024 was EUR 9,309 million, 14% more than in the same period in 2023 (+15% in constant euros), supported by double-digit net operating income growth, as total income greatly outpaced cost growth, and by a controlled cost of risk.

Profit attributable to the parent
EUR million
constant euros
RoTE in 9M 2024 stood at 16.2% (14.8% in 9M 2023), in line with our full-year target, which we upgraded in Q2, to exceed 16%. RoRWA was 2.15% (1.93% in 9M 2023) and earnings per share stood at EUR 0.57 (EUR 0.48 in 9M 2023).

14	January - September 2024

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Underlying income statement
Underlying results performance compared to the previous quarter
Underlying profit attributable to the parent and profit attributable to the parent were the same both in Q3 2024, at EUR 3,250 million, and in Q2 2024, at EUR 3,207 million, as profit in neither period was affected by results outside the ordinary course of our business.
Compared to Q2 2024, profit in Q3 2024 increased 1% with an impact from currency depreciation, mainly the Brazilian real and the Mexican peso.
In constant euros, excluding the impact of exchange rate movements, it increased 5%, by line:
•Total income remained at record levels, above EUR 15 billion for third consecutive quarter, driven by positive performances in the main lines:
–Net interest income increased 1%, supported by growth in Retail, which contributes more than half of the Group’s net interest income. In this business, net interest income grew across our footprint, especially in Brazil, the UK, Poland and Mexico, mainly due to good margin management and also higher volumes in Poland and Mexico. In Consumer, it increased slightly due to higher volumes in Brazil.
These increases offset the decline in CIB due to lower volumes in the quarter, as a result of our active capital management and focus on profitability.
–Net fee income grew 2% quarter-on-quarter. It rose in Retail, mainly in the UK and Argentina, in Wealth, supported by good activity levels in Private Banking and record assets under management in Asset Management, and also in Payments, backed by increased activity. Net fee income remained at record levels in CIB, reflecting the good results from our strategy to develop new capabilities and products in the US (US BBO). In Consumer, net fee income fell slightly from record levels in Q2 2024.
–Gains on financial transactions grew strongly, driven by CIB, mainly in Brazil, due to a recovery in market activity, after having registered a weaker Q2 2024, and in Spain.

•Operating expenses in Q3 2024 rose 3% quarter-on-quarter, as a result of the usual seasonality in the second half of the year (salary agreements in some regions and accrual of variable remuneration), our investments in the development of new products and capabilities in CIB (US BBO) and costs related to business growth in Wealth.
•Net loan-loss provisions were stable, supported by the significant decline in Retail, due to the good performance in Spain (improved credit quality), Poland (following CHF mortgage provisions in Q2 2024) and Mexico, which offset the increase in provisions in Consumer in the US due to the usual seasonality in the second half of the year.
•Other gains (losses) and provisions had an EUR 891 million loss in Q3 2024, compared to a EUR 1,261 million loss recorded in Q2 2024, which was impacted by the aforementioned one-time charges.

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Balance sheet
Grupo Santander balance sheet

Grupo Santander. Condensed balance sheet
EUR million
			Change
Assets	Sep-24	Sep-23	Absolute	%	Dec-23
Cash, cash balances at central banks and other demand deposits	169,377	217,057	(47,680)	(22.0)	220,342
Financial assets held for trading	232,039	201,226	30,813	15.3	176,921
Debt securities	74,202	55,987	18,215	32.5	62,124
Equity instruments	16,008	12,320	3,688	29.9	15,057
Loans and advances to customers	31,482	13,434	18,048	134.3	11,634
Loans and advances to central banks and credit institutions	54,100	49,340	4,760	9.6	31,778
Derivatives	56,247	70,145	(13,898)	(19.8)	56,328
Financial assets designated at fair value through profit or loss[1]	15,460	15,754	(294)	(1.9)	15,683
Loans and advances to customers	7,033	6,798	235	3.5	7,201
Loans and advances to central banks and credit institutions	435	621	(186)	(30.0)	459
Other (debt securities an equity instruments)	7,992	8,335	(343)	(4.1)	8,023
Financial assets at fair value through other comprehensive income	80,171	86,029	(5,858)	(6.8)	83,308
Debt securities	68,850	76,199	(7,349)	(9.6)	73,565
Equity instruments	1,942	1,796	146	8.1	1,761
Loans and advances to customers	9,036	7,737	1,299	16.8	7,669
Loans and advances to central banks and credit institutions	343	297	46	15.5	313
Financial assets measured at amortized cost	1,198,673	1,187,206	11,467	1.0	1,191,403
Debt securities	111,107	101,404	9,703	9.6	103,559
Loans and advances to customers	1,019,868	1,011,203	8,665	0.9	1,009,845
Loans and advances to central banks and credit institutions	67,698	74,599	(6,901)	(9.3)	77,999
Investments in subsidiaries, joint ventures and associates	8,640	7,819	821	10.5	7,646
Tangible assets	32,536	34,449	(1,913)	(5.6)	33,882
Intangible assets	19,077	19,635	(558)	(2.8)	19,871
Goodwill	13,487	14,072	(585)	(4.2)	14,017
Other intangible assets	5,590	5,563	27	0.5	5,854
Other assets[2]	46,286	47,669	(1,383)	(2.9)	48,006
Total assets	1,802,259	1,816,844	(14,585)	(0.8)	1,797,062

Liabilities and shareholders' equity
Financial liabilities held for trading	143,559	143,986	(427)	(0.3)	122,270
Customer deposits	33,043	21,745	11,298	52.0	19,837
Debt securities issued	—	—	—	—	—
Deposits by central banks and credit institutions	28,646	32,193	(3,547)	(11.0)	25,670
Derivatives	50,697	64,708	(14,011)	(21.7)	50,589
Other	31,173	25,340	5,833	23.0	26,174
Financial liabilities designated at fair value through profit or loss	34,503	39,602	(5,099)	(12.9)	40,367
Customer deposits	24,962	30,854	(5,892)	(19.1)	32,052
Debt securities issued	7,487	5,618	1,869	33.3	5,371
Deposits by central banks and credit institutions	2,038	3,130	(1,092)	(34.9)	2,944
Other	16	—	16	—	—
Financial liabilities measured at amortized cost	1,459,778	1,468,719	(8,941)	(0.6)	1,468,703
Customer deposits	987,906	982,286	5,620	0.6	995,280
Debt securities issued	314,446	295,650	18,796	6.4	303,208
Deposits by central banks and credit institutions	115,657	145,855	(30,198)	(20.7)	130,028
Other	41,769	44,928	(3,159)	(7.0)	40,187
Liabilities under insurance contracts	18,037	17,177	860	5.0	17,799
Provisions	8,571	8,369	202	2.4	8,441
Other liabilities[3]	32,748	36,094	(3,346)	(9.3)	35,241
Total liabilities	1,697,196	1,713,947	(16,751)	(1.0)	1,692,821
Shareholders' equity	134,070	128,718	5,352	4.2	130,443
Capital stock	7,747	8,092	(345)	(4.3)	8,092
Reserves (including treasury stock)[4]	118,539	113,794	4,745	4.2	112,573
Profit attributable to the Group	9,309	8,143	1,166	14.3	11,076
Less: dividends	(1,525)	(1,311)	(214)	16.3	(1,298)
Other comprehensive income	(37,471)	(34,522)	(2,949)	8.5	(35,020)
Minority interests	8,464	8,701	(237)	(2.7)	8,818
Total equity	105,063	102,897	2,166	2.1	104,241
Total liabilities and equity	1,802,259	1,816,844	(14,585)	(0.8)	1,797,062

Note: The condensed balance sheet groups some lines of the consolidated balance sheet on pages 88 and 89 as follows:
1.'Non-trading financial assets mandatorily at fair value through profit or loss' and 'Financial assets designated at fair value through profit or loss'.
2.‘Hedging derivatives’; ‘Changes in the fair value of hedged items in portfolio hedges of interest risk’; 'Assets under reinsurance contracts'; ‘Tax assets’; ‘Other assets’; and 'Non-current assets held for sale’.

3.‘Hedging derivatives’; ‘Changes in the fair value of hedged items in portfolio hedges of interest rate risk’; ‘Tax liabilities’; ‘Other liabilities’; and ‘Liabilities associated with non-current assets held for sale‘.

4.‘Share premium’; ‘Equity instruments issued other than capital’; ‘Other equity’; ‘Accumulated retained earnings’; ‘Revaluation reserves’; ‘Other reserves’; and ‘Own shares (-)’.

16	January - September 2024

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Balance sheet

Balance sheet

Gross loans and advances to customers (excl. reverse repos)			Customer funds (deposits excl. repos + mutual funds)
Loans rose 1% year-on-year and decreased slightly quarter-on-quarter due to lower volumes in CIB.			Customer funds continued to increase, with growth both year-on-year and quarter-on-quarter.
Gross loans and advances to customers (excl. reverse repos)			Customer funds (deposits excl. repos + mutual funds)
1,013		-1% QoQ	1,174		+1% QoQ
EUR billion		+1% YoY	EUR billion		+3% YoY
è By segment:			è By product:
Solid growth year-on-year in all of our global businesses except in Retail, still affected by prepayments.			Year-on-year growth in time deposits and mutual funds, at the expense of demand deposits.
Retail	Consumer	CIB	Demand	Time	Mutual funds
-1%	+5%	+6%	-1%	+5%	+16%
Note: changes in constant euros.
Loans and advances to customers
Loans and advances to customers stood at EUR 1,067,419 million as at end September 2024, a 3% increase year-on-year and in line with the previous quarter.
For the purpose of analysing traditional banking loans, the Group uses gross loans and advances to customers excluding reverse repos, which totalled EUR 1,013,145 million. Additionally, the comments below do not include the exchange rate impact (i.e. in constant euros) except for Argentina and any grouping which includes it. For further information, see the 'Alternative performance measures' section in the appendix of this report.
In the quarter, gross loans and advances to customers excluding reverse repos fell 1% in constant euros, with the following detail:
•In Retail, they fell slightly (-1%), as growth in corporates was more than offset by lower activity in individuals and SMEs, still affected by prepayments. By region, they increased in North America (mainly Mexico) and fell in Europe (Spain and the UK) and were stable in South America.
•In Consumer, they were stable, as greater volumes in South America were offset by the decline in the US.

Gross loans and advances to customers (excl. reverse repos)
EUR billion

0%	1
Sep-24 / Sep-23

1. In constant euros: +1%.

•In CIB, loans were 3% lower, as the increase in North America, in line with our strategy to develop new products and capabilities (US BBO), was more than offset by falls in Europe and South America due to active capital management and our focus on profitability.
•In Wealth, they increased 2%, while in Payments they were 3% up.
Compared to 9M 2023, gross loans and advances to customers (excluding reverse repos and in constant euros) grew 1%, as follows:
•In Retail, they declined 1%, mainly due to a smaller mortgage portfolio in the UK and Spain, still affected by early repayments, though new lending volumes are performing well, and in the US (run-off of non-core portfolios). These falls were partially offset by the growth in mortgage portfolios in Portugal, Poland and Chile. Additionally, personal and commercial loans registered a positive performance, mainly in Brazil, Spain and Poland.
•In Consumer, they rose 5% boosted by the good performance in auto in Europe and South America.
•In CIB, they grew 6% driven by solid growth in Europe and North America.
•They increased 5% both in Wealth and in Payments.
At the end of the quarter, gross loans and advances to customers excluding reverse repos maintained a diversified mix among the markets in which the Group operates: Europe (55%), DCB Europe (14%), North America (16%) and South America (15%).

Gross loans and advances to customers (excl. reverse repos)
% operating areas. September 2024

January - September 2024	17

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Balance sheet
Customer funds
Customer deposits amounted to EUR 1,045,911 million as at end September 2024, up 1% both quarter-on-quarter and year-on-year.
The Group uses customer funds (customer deposits excluding repos, plus mutual funds) for the purpose of analysing traditional retail banking funds, which amounted to EUR 1,174,211 million as at end September 2024. The comments below do not include the exchange rate impact (i.e. in constant euros), except for Argentina and any grouping which includes it. For further information, see the 'Alternative performance measures' section in the appendix to this report.
In the quarter, customer funds grew 1% in constant euros, with the following detail:
•By product, customer deposits excluding repos were flat, as the increase in time deposits, particularly in Europe, compensated the fall in demand deposits. Positive momentum continued in mutual funds (+5% in the quarter).
•By business, customer funds grew 3% in Consumer and in Wealth, and rose 1% in Retail, while they fell 1% in CIB.
Compared to September 2023, customer funds were 3% higher:
•By product, deposits excluding repurchase agreements rose 1%, driven by an increase in time deposits (+5%) given the current interest rate environment, with growth in most countries, while demand deposits decreased 1%. Mutual funds increased 16%.
•By business, they rose 3% in Retail, boosted by individuals and corporates. There was strong growth in Consumer, driven by our deposit gathering strategy. They decreased in CIB, in line with our strategy to reduce excess corporate deposits. In Wealth, they were up 14% due to mutual funds.
•By secondary segment, they grew in all regions.
As at end September 2024, customer funds maintained a diversified mix among the markets in which the Group operates: Europe (63%), DCB Europe (7%), North America (13%) and South America (17%). The weight of demand deposits as a percentage of total customer funds was 56%, time deposits accounted for 25% and mutual funds for 19%.

Customer funds
EUR billion

+1%	[1][a]

+10%

-1%

•Total
• Mutual funds
•Deposits exc. repos

Sep-24 / Sep-23

1. In constant euros: +3%.
In addition to capturing customer deposits, the Group, for strategic reasons, maintains a selective policy of issuing securities in the international fixed income markets and strives to adapt the frequency and volume of its market operations to the structural liquidity needs of each unit, as well as to the receptiveness of each market.

In 9M 2024, the Group issued:
•Medium- and long-term senior debt amounted to EUR 17,614 million and covered bonds placed in the market for EUR 7,472 million.
•TLAC eligible instruments issued amounted to EUR 17,550 million, of which EUR 10,567 million was senior non-preferred, EUR 2,765 million was subordinated debt, EUR 1,338 million was AT1 debt and EUR 2,880 million was contingent convertible AT1 debt.
•Maturities of medium- and long-term debt totalled EUR 29,201 million.
The net loan-to-deposit ratio was 102% (100% in September 2023), and the ratio of deposits plus medium- and long-term funding to the Group’s loans was 124%, showing a comfortable funding structure. The liquidity coverage ratio (LCR) was an estimated 161% in September 2024 (see the 'Risk management' chapter of this report).
The Group's access to wholesale funding markets, as well as the cost of issuances depends, in part, on the ratings granted by the rating agencies.

Rating agencies
	Long term	Short term	Outlook
Fitch Ratings	A-(Senior A)	F2 (Senior F1)	Stable
Moody's	A2	P-1	Positive
S&P Global Ratings	A+	A-1	Stable
DBRS	A (High)	R-1 (Middle)	Stable
Moody's confirmed its A2 long-term and P-1 short-term ratings in October 2024 and maintained the positive outlook they had improved previously in April of this year, following the same movement in the rating of the Kingdom of Spain, and maintaining it two notches above the sovereign.
In September 2024, S&P Global Ratings confirmed Santander's credit rating at A+ for long-term and A1 for short-term debt. In April 2024, S&P rated our AT1 instruments as BBB- (investment grade), a new rating for this kind of instrument. Fitch maintained its A/F1 senior ratings in September 2024.
DBRS and Fitch maintained their stable outlook, above the sovereign, meanwhile S&P also maintained its stable outlook but in line with the sovereign.
Sometimes the methodology applied by the rating agencies limits a bank's rating to the sovereign rating of the country where it is headquartered. Banco Santander, S.A. is still rated above the sovereign debt rating of the Kingdom of Spain by Moody’s, DBRS and S&P and rated at the same level by Fitch, which demonstrates our financial strength and the benefits from our diversification.

Customer funds
% operating areas. September 2024

18	January - September 2024

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Solvency ratios
Solvency ratios

Executive summary

Fully-loaded capital ratio	Fully-loaded CET1 ratio
The fully-loaded CET1 ratio remained above 12% at the end of September, in line with the Group's objective.	We continued to generate capital organically in the quarter, backed by profit growth.
Fully-loaded CET1 performance (%)	Organic generation	+43 bps

	Accrual for shareholder remuneration[1]	-26 bps
TNAV per share
TNAV per share was EUR 5.04, increasing 14% year-on-year including the cash dividends.
As at end September 2024, the total phased-in capital ratio (applying the IFRS 9 transitional arrangements) stood at 17.1% and the phased-in CET1 ratio at 12.5%. We comfortably meet the levels required by the ECB on a consolidated basis (estimated 13.9% for the total capital ratio and 9.6% for the CET1 ratio). This resulted in a distance to the maximum distributable amount (MDA) of 264 bps and a CET1 management buffer of 286 bps.
In fully-loaded terms, we generated 43 bps organically in the quarter, the net result of 52 bps from gross profit generation, RWA growth and impacts from minority interests.
We also recorded a 26 bp charge for shareholder remuneration against profit earned in Q3 2024 in line with our 50% payout target1 and 18 bps of regulatory charges, mainly relating to capital model changes associated with large exposures.
Additionally, there were positive impacts from the placement of Santander Bank Polska, S.A. ordinary shares and ALCO portfolio valuations which were nearly offset by higher deductions (pensions, intangible assets and others).
This resulted in a fully-loaded CET1 ratio of 12.5%. The total fully-loaded capital ratio stood at 16.8%.
TNAV per share ended the quarter at EUR 5.04. Including the second cash dividend charged against 2023 results paid in May 2024 (EUR 9.50 cents per share) and an interim cash dividend charged against 2024 results announced in September that will be paid from November 2024 (EUR 10.00 cents per share), TNAV plus cash dividend per share increased 14% in the last twelve months (+4% in the quarter).
Lastly, the fully-loaded leverage ratio stood at 4.76% and the phased-in was also 4.76%.

Eligible capital. September 2024
EUR million
	Fully-loaded	Phased-in
CET1	78,058	78,152
Basic capital	88,149	88,242
Eligible capital	105,081	106,784
Risk-weighted assets	626,288	626,099

	%	%
CET1 capital ratio	12.5	12.5
Tier 1 capital ratio	14.1	14.1
Total capital ratio	16.8	17.1

Fully-loaded CET1 ratio performance
%
Note: The phased-in ratio includes the transitory treatment of IFRS 9, calculated in accordance with article 473 bis of the Capital Requirements Regulation (CRR2) and subsequent modifications introduced by Regulation 2020/873 of the European Union. Total phased-in capital ratios include the transitory treatment according to chapter 4, title 1, part 10 of the CRR2.
1.Our target payout is approximately 50% of Group reported profit (excluding non-cash, non-capital ratios impact items), divided approximately equally between cash dividends and share buybacks. The implementation of the shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals.

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Risk management
Risk management

Executive summary

Credit risk			Market risk
Despite the current macroeconomic and geopolitical environment, credit quality indicators remained contained within expected levels.			VaR remained at moderate levels in an economic environment marked by geopolitical risk and monetary policy expectations.
Cost of risk	NPL ratio	Coverage ratio	Average VaR
1.18%	3.06%	64%	Q3'24	EUR 16 million	EUR 0 mn vs. Q2'24
-3 bps vs. Q2'24	+4 bps vs. Q2'24	-3 pp vs. Q2'24
Structural and liquidity risk			Operational risk
Robust and diversified liquidity buffer, with ratios well above regulatory requirements.			The operational risk profile was stable in the quarter, still focusing on execution, supplier and cyber risk. Operational losses increased compared to Q2 2024.
Liquidity Coverage Ratio (LCR)
161%[1]	+3 pp vs. Q2'24
Credit risk 2
The operating environment in the first nine months of the year was characterized by uncertainty arising from the macroeconomic and geopolitical situation. Market behaviour was affected by factors such as a scenario of potential economic slowdown in Europe and the US (despite rate cuts by the Bank of England, ECB and the Fed) and presidential elections in the US.
Despite a slight, system-wide deterioration in the stock of loans in recent quarters, credit demand was positive, in an environment characterized by a soft landing in interest rates.
Our global and diversified business model and our strong local presence provide us with resilience, which, paired with our conservative risk management, enable us to maintain a medium-low risk profile, even in less favourable environments.

Key risk metrics
	Net loan-loss provisions [3]				Cost of risk (%) [4]			NPL ratio (%)			NPL coverage ratio (%)
	Q3'24	9M'24	Chg (%) / 9M'23	Chg (%) / Q2'24	9M'24	Chg (bps) / 9M'23	Chg (bps) / Q2'24	9M'24	Chg (bps) / 9M'23	Chg (bps) / Q2'24	9M'24	Chg (pp) / 9M'23	Chg (pp) / Q2'24
Retail	1,369	4,456	(5.5)	(7.1)	0.98	3	(5)	3.28	11	13	57.7	(5.8)	(2.7)
Consumer	1,121	3,314	12.2	9.0	2.12	11	(4)	4.87	23	6	74.7	(4.7)	(1.1)
CIB	61	158	—	12.2	0.21	6	6	0.88	(48)	(16)	36.0	0.6	(9.0)
Wealth	11	24	—	13.0	0.08	14	3	0.69	(12)	(8)	73.1	18.9	8.4
Payments	414	1,266	—	3.3	7.01	(67)	(2)	5.52	47	53	133.1	(10.8)	(16.4)
TOTAL GROUP	2,976	9,219	3.8	0.2	1.18	5	(3)	3.06	(7)	4	63.6	(3.9)	(2.8)

Europe	427	1,444	(27.3)	(20.0)	0.35	(9)	(4)	2.25	(7)	0	48.3	(2.8)	(0.8)
DCB Europe	279	864	34.2	(9.4)	0.75	15	3	2.44	36	13	83.3	(8.8)	(2.1)
North America	944	2,837	9.0	9.7	2.15	24	(9)	3.98	14	5	71.3	(7.5)	(3.0)
South America	1,326	4,074	11.5	4.1	3.55	25	6	5.55	(16)	25	75.5	(2.5)	(6.0)
TOTAL GROUP	2,976	9,219	3.8	0.2	1.18	5	(3)	3.06	(7)	4	63.6	(3.9)	(2.8)
1.Group internal LCR. See the '`Structural and liquidity risk' section of this chapter. Provisional data.
2.Changes in constant euros, unless otherwise indicated.
3.EUR million and % change in constant euros.
4.Provisions to cover losses due to impairment of loans in the last 12 months / average customer loans and advances of the last 12 months.
For more detailed information, please see the 'Alternative Performance Measures' section.

20	January - September 2024

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Risk management
In terms of credit quality:
•The NPL ratio reached 3.06% (+4 bps compared to Q2 2024), due to an increase in credit impaired loans to EUR 35,723 million (+3% quarter-on-quarter), driven by a rise in Retail and Payments, partially offset by a good performance in CIB. Gross credit risk with customers (total risk) increased slightly, reaching EUR 1,169 billion.
•Net loan-loss provisions rose 4% year-on-year to EUR 9,219 million in 9M 2024, mainly due to normalization in Consumer and increases in CIB (versus net releases in 9M 2023), which were partially offset by positive trends in Retail in Europe.
In Q3 2024, provisions amounted to EUR 2,976 million (in line with Q2 2024), with a decrease in Retail in Europe, mainly in Spain and Poland (after registering higher provisions in the CHF mortgage portfolio in Q2 2024) and in North America, which was partially offset by the seasonal increase in Consumer in the US.
The cost of risk stood at 1.18%, slightly above our ratio in September 2023 (1.13%), but in line with our target for the year and improving quarter-on-quarter (ratio at 1.21% in June 2024).
•The total coverage ratio for credit impaired loans decreased to 64% in the quarter, with loan-loss allowances of EUR 22,735 million. The coverage ratio remained at comfortable levels considering that 68% of the Group’s portfolio is backed by quality collateral.
The IFRS 9 stage distribution of the portfolio was largely unchanged in the quarter in percentage terms.

Coverage ratio by stage
EUR billion
	Exposure[1]			Coverage
	Sep-24	Jun-24	Sep-23	Sep-24	Jun-24	Sep-23
Stage 1	1,008	1,008	1,002	0.4%	0.4%	0.4%
Stage 2	87	94	77	5.7%	5.6%	7.0%
Stage 3	36	35	36	40,1%	41.2%	40.4%
1. Exposure subject to impairment. Additionally, in September 2024 there were EUR 39 billion in loans and advances to customers not subject to impairment recorded at mark to market with changes through P&L (EUR 26 billion in June 2024 and EUR 20 billion in September 2023).
Stage 1: financial instruments for which no significant increase in credit risk has been identified since its initial recognition.
Stage 2: if there has been a significant increase in credit risk since the date of initial recognition but the impairment event has not materialized, the financial instrument is classified in Stage 2.
Stage 3: a financial instrument is catalogued in this stage when it shows effective signs of impairment as a result of one or more events that have already occurred resulting in a loss.

Credit impaired loans and loan-loss allowances
EUR million
		Change (%)
	Q3'24	QoQ	YoY
Balance at beginning of period	35,091	(1.5)	0.4
Net additions	4,505	36.7	12.4
Increase in scope of consolidation	4	(69.2)	—
Exchange rate differences and other	(496)	(18.8)	254.3
Write-offs	(3,381)	4.2	4.2
Balance at period-end	35,723	1.8	0.5

Loan-loss allowances	22,735	(2.5)	(5.3)
For impaired assets	14,241	(1.5)	(0.8)
For other assets	8,494	(4.2)	(12.1)
Our Retail, Consumer, CIB and Payments businesses account for around 98% of the Group's total portfolio. Our Wealth business focuses mainly on asset management, investment funds and insurance and has little credit risk exposure. Therefore, the following explanations are focused on the most relevant businesses from a credit risk management point of view.

Retail & Commercial Banking	Credit risk exposure
56% of total Group
Retail's portfolio mainly comprises high quality mortgage loans, where 90% of loans have an LTV lower than 80%, and a corporate portfolio in which more than 50% has property collateral or other collateral.
The NPL ratio rose 13 bps in the quarter to 3.28%, driven by an increase in credit impaired loans (+5% compared to Q2 2024) mainly in Brazil and, to a lesser extent, in the US and Chile. This was partially offset by a decrease in Mexico and Spain (boosted by NPL portfolio sales). Gross credit risk with customers (total risk) was flat in the quarter.
Net loan-loss provisions declined 5% year-on-year, mainly due to the positive performance of the European portfolios, which was partially offset by greater provisions in Brazil due to higher activity and the normalization in Mexico and Chile. Provisions decreased 7% in the quarter, driven by an improvement in Europe (mainly in Spain and Poland) and in North America.
The cost of risk increased 3 bps year-on-year, reaching 0.98%. Compared to the previous quarter, it improved 5 bps.
The total coverage ratio of credit impaired loans fell slightly in the quarter, to 58%. Given the Retail portfolio includes the mortgage portfolios in Spain and the UK, which have high-quality collateral, we consider the coverage is at appropriate levels for the risk of the portfolio.

Digital Consumer Bank	Credit risk exposure
18% of total Group
The Consumer portfolio mainly comprises auto loans, which account for around 80% of the portfolio (originated through strategic alliances with brands), our leasing business, and personal loans.
The NPL ratio stood at 4.87%, up 6 bps quarter-on-quarter, due to an increase in credit impaired loans. Gross credit risk with customers (total risk), was practically flat in the quarter.
Net loan-loss provisions in 9M 2024 increased 12% year-on-year, affected by the continued normalization in Europe and the US, higher volumes, increased CHF mortgage portfolio coverage, lower portfolio sales than last year and some regulatory charges. In the quarter, they rose 9%, due to higher provisions in the US, linked to the usual seasonality (albeit less pronounced than in Q3 2023).
The cost of risk increased 11 bps compared to September 2023, reaching 2.12%. However, it showed a positive performance in the quarter, as it decreased 4 bps compared to June 2024.
The total coverage ratio of credit impaired loans dropped slightly in the quarter, standing at 75%, a level we are comfortable with, considering that more than 80% of the portfolio is auto loans.

January - September 2024	21

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Risk management

Corporate & Investment Banking	Credit risk exposure
21% of total Group
CIB's portfolio consists of wholesale customers, more than 85% of whom have a rating above investment grade. It is a business with a strong advisory component and high value-added solutions.
The NPL ratio improved 16 bps in the quarter to 0.88%, due to a 12% decline in credit impaired loans, mainly in Brazil. The portfolio grew 5%, primarily in Spain, Poland and North America.
Net loan-loss provisions stood at EUR 158 million, compared to a release of EUR 34 million in 9M 2023. Compared to Q2 2024, provisions increased 12% to EUR 61 million.
The cost of risk increased 6 bps both versus September 2023 and June 2024, to 0.21%.
The total coverage ratio of credit impaired loans stood at 36%, -9 pp quarter-on-quarter as some impaired assets, which had an above-average coverage level, left the balance sheet.

Payments	Credit risk exposure
2% of total Group
Payments has a portfolio that encompasses both the exposure associated with payments and transfer processing activities (PagoNxt) as well as the Cards businesses, which are characterized by rapid turnover and returns in line with its level of risk.
The NPL ratio stood at 5.52% (+53 bps compared to Q2 2024), due to a 14% increase in credit impaired loans, primarily in Europe and Brazil. Gross credit risk with customers (total risk) rose 3% in the quarter.
Net loan-loss provisions, which are mainly concentrated in the Cards portfolio, were stable compared to 9M 2023, largely driven by a good performance in South America and Europe. In the quarter, they increased 3%, mainly in Mexico, due to the current macroeconomic environment.
The cost of risk dropped 2 bps in the quarter (-67 bps year-on-year), to 7.01%.
The total coverage ratio of credit impaired assets fell 16 pp in the quarter to 133%.
Market risk
Markets remain conditioned by expectations regarding central banks' monetary policies as well as by geopolitical tensions.
Stock markets continue to be supported by the resilience of the global economies, but showed strong volatility in early August amid fears of a possible slowdown in the US economy after worse-than-expected employment data. Market interest rates continued to show high volatility, impacted by inflation expectations, while exchange rates depreciated further in Latin America, affected by official interest rate cuts and political issues.
Global corporate banking trading activity is focused on serving the needs of our clients. Their risk is measured in terms of daily VaR at 99% and is mainly driven by possible movements in interest rates.
During Q3 2024, the average VaR was EUR 16 million, in line with the previous quarter, remaining mostly stable throughout the quarter, with a slight decrease during the second half of the period, due to a lower exposure, to interest and exchange rates.
By market risk factor, VaR continued to be mostly driven by interest rate risk. VaR figures remain low compared to the size of the Group's balance sheet and activity.

Trading portfolios[1]. VaR by region
EUR million
	2024		2023
Q3	Average	Last	Average

Total	16.4	18.0	10.9
Europe	11.7	15.0	8.2
North America	7.0	6.7	4.5
South America	9.7	10.5	7.2
1. Activity in Santander Corporate & Investment Banking markets.

Trading portfolios[1]. VaR by market factor
EUR million
Q3 2024	Min.	Avg.	Max.	Last
VaR total	12.8	16.4	19.8	18.0
Diversification effect	(13.2)	(19.8)	(34.8)	(24.6)
Interest rate VaR	12.0	16.4	20.3	17.8
Equity VaR	3.1	5.4	13.1	10.4
FX VaR	4.2	6.0	11.1	5.4
Credit spreads VaR	4.0	4.7	5.6	5.3
Commodities VaR	2.7	3.7	4.5	3.7
1.Activity in Santander Corporate & Investment Banking markets.
Note: in the North America, South America and Asia portfolios, VaR corresponding to the credit spreads factor other than sovereign risk is not relevant and is included in the interest rate factor.

22	January - September 2024

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Risk management

Trading portfolios[1]. VaR performance
EUR million
1. Activity in Santander Corporate & Investment Banking markets..

Structural and liquidity risk
Structural exchange rate risk: mainly driven by transactions in foreign currencies relating to permanent financial investments, their results and associated hedges. Our dynamic management of this risk seeks to limit the impact of foreign exchange rate movements on the CET1 ratio. In the quarter, hedging of currencies impacting this ratio remained close to 100%.
Structural interest rate risk: market interest rates continued showing high levels of volatility in Q3 2024, due to the expectations of a first interest rate cut by the Fed, which materialized at the end of the period and the monetary policy cuts in regions such as the eurozone and Mexico. Nevertheless, our structural debt portfolios continued to perform positively, while structural interest rate risk remained at comfortable levels during the period.
Liquidity risk: the Group maintained its comfortable liquidity risk position in the quarter, supported by a robust and diversified liquidity buffer, with ratios well above regulatory limits.
From September 2024, the Group’s internal LCR ratio includes liquidity transfer restrictions, reaching 161%, in line with the ratio using the previous calculation which did not include said restrictions2. However, since the Group manages liquidity under a decentralized model, consolidated metrics are not considered good indicator of the Group's liquidity position.

Operational risk
Our operational risk profile remained stable in Q3 2024, still focusing on execution, supplier and cyber risk. Operational risk losses increased quarter-on-quarter. Legal proceedings continue to be the main drivers of these losses, which are concentrated in the Group's Retail business.
The Group continuously monitors the performance of operational risks in general, and technological risk in particular, arising from transformation plans, the services provided by third parties, external fraud and the relevant judicial processes.

2. The consolidated LCR metric using ECB criteria, the LCR would be 151%, since, in addition to considering the liquidity restrictions incorporated into the new Group internal LCR, it also excludes any liquidity surplus exceeding 100% LCR in third countries, even if such liquidity could be used to cover stress outflows within the country.

January - September 2024	23

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Financial information by segment
Description of segments
As we previously announced, following the creation of two new global segments and in order to align the operating and management model, we adapted our reporting, starting with the financial information for Q1 2024, with global businesses becoming the primary segments.
Main changes to the composition of Santander's segments
The main changes, which apply from 1 January 2024 to the management information for all periods included in the consolidated financial statements, are as follows:
•All of the Group's businesses across all markets were consolidated into five global areas: Retail & Commercial Banking, Digital Consumer Bank, Corporate & Investment Banking, Wealth Management & Insurance and Payments. These became the new primary segments.
•The changes in financial information were:
–The former Retail Banking was split into two new segments: Retail & Commercial Banking and Digital Consumer Bank. Our cards business now forms part of the new Payments segment.
–The results of activities mainly related to financial management located in the countries are fully allocated to their global businesses based on the segment that generates the financial position.
–The local corporate centres are fully allocated to the global businesses.
–The revenue sharing criteria between global businesses were revised to better reflect the contribution of each business to the Group.
•The former primary segments (Europe, North America, South America and Digital Consumer Bank - which is renamed DCB Europe) became our secondary segments. 2023 published figures for the countries, regions and the Corporate Centre remain unchanged.
All the changes described above have no impact on the reported Group consolidated financial statements.
Composition of Santander's segments
Primary segments
This primary level of segmentation, which is based on the Group's management structure from 1 January 2024, comprises six reportable segments: five operating areas plus the Corporate Centre.
The operating areas are:
Retail & Commercial Banking (Retail): area that integrates the retail banking business and commercial banking (individuals, SMEs and corporates), except for business originated in the consumer finance and the cards businesses.
Digital Consumer Bank (Consumer): comprises all business originated in the consumer finance companies, plus Openbank, Open Digital Services (ODS) and SBNA Consumer.
Corporate & Investment Banking (CIB): this business, which includes Global Transaction Banking, Global Banking (Global Debt Financing and Corporate Finance) and Global Markets, offers products and services on a global scale to corporate and institutional customers, and collaborates with other global businesses to better serve our broad customer base.
Wealth Management & Insurance (Wealth): includes the corporate unit of Private Banking and International Private Banking in Miami and Switzerland (Santander Private Banking), the asset management business (Santander Asset Management) and the insurance business (Santander Insurance).
Payments: the Group's digital payments solutions, providing global technology solutions for our banks and new customers in the open market. It is structured in two businesses: PagoNxt (Getnet, Ebury and PagoNxt Payments) and Cards (cards platform and business in the countries where we operate).
Secondary segments
At this secondary level, Santander is structured into the segments that made up the primary segments until 2023, which are Europe, DCB Europe, North America and South America:
Europe: comprises all business activity carried out in the region, except that included in DCB Europe. Detailed financial information is provided on Spain, the UK, Portugal and Poland.
DCB Europe: includes Santander Consumer Finance, which incorporates the entire consumer finance business in Europe, Openbank in Spain and ODS.
North America: comprises all the business activities carried out in Mexico and the US, which includes the holding company (SHUSA) and the businesses of Santander Bank (SBNA), Santander Consumer USA (SC USA), the specialized business unit Banco Santander International, the New York branch and Santander US Capital Markets (SanCap).
South America: includes all the financial activities carried out by Santander through its banks and subsidiary banks in the region. Detailed information is provided on Brazil, Chile, Argentina, Uruguay, Peru and Colombia.

24	January - September 2024

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In addition to these operating units, both at the primary and secondary segment level, the Group continues to maintain the area of the Corporate Centre, which includes the centralized activities relating to equity stakes in financial companies, financial management of the structural exchange rate position, assumed within the sphere of the Group’s assets and liabilities committee, as well as management of liquidity and of shareholders’ equity via issuances.
As the Group’s holding entity, this area manages all capital and reserves and allocations of capital and liquidity with the other businesses. It also incorporates goodwill impairment but not the costs related to the Group’s central services (charged to the areas), except for corporate and institutional expenses related to the Group’s functioning.

The businesses included in each of the segments in this report and the accounting principles under which their results are presented here may differ from the businesses included and accounting principles applied in the financial information separately prepared and disclosed by our subsidiaries (some of which are publicly listed) which in name or geographical description may seem to correspond to the business areas covered in this report. Accordingly, the results of operations and trends shown for our business areas in this document may differ materially from those of such subsidiaries.
As explained on the previous page, the results of our segments presented below are provided on the basis of underlying results only and include the impact of foreign exchange rate fluctuations. However, for a better understanding of the changes in the performance of our business areas, we also provide and discuss the year-on-year changes to our results excluding such exchange rate impacts (i.e. in constant euros), except for Argentina, and any grouping which includes it. Additionally, from Q2 2024 onwards, a theoretical exchange rate has been used for the Argentine peso. For further information, see methodology in the 'Alternative performance measures' section in the appendix to this report.
Certain figures contained in this report, have been subject to rounding to enhance their presentation. Accordingly, in certain instances, the sum of the numbers in a column or a row in tables contained in this report may not conform exactly to the total figure given for that column or row.

January - September 2024	25

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix	Index

January-September 2024
Main items of the underlying income statement
EUR million
Primary segments	Net interest income	Net fee income	Total income	Net operating income	Profit before tax	Profit attributable to the parent
Retail & Commercial Banking	20,817	3,514	24,219	14,694	8,177	5,332
Digital Consumer Bank	7,978	1,115	9,584	5,688	1,965	1,507
Corporate & Investment Banking	2,932	1,892	6,261	3,478	3,096	2,039
Wealth Management & Insurance	1,233	1,084	2,718	1,787	1,730	1,266
Payments	1,916	2,069	4,007	2,154	578	178
PagoNxt	97	697	894	5	(281)	(326)
Cards	1,819	1,371	3,113	2,149	860	503
Corporate Centre	(195)	(7)	(604)	(879)	(1,120)	(1,012)
TOTAL GROUP	34,682	9,666	46,185	26,923	14,427	9,309

Secondary segments
Europe	12,493	3,536	17,663	10,705	7,786	5,029
Spain	5,454	2,191	9,048	5,910	4,193	2,837
United Kingdom	3,637	222	3,860	1,699	1,338	975
Portugal	1,216	357	1,642	1,238	1,185	792
Poland	2,111	508	2,634	1,915	1,284	643
Other	74	258	479	(56)	(214)	(218)
DCB Europe	3,256	680	4,252	2,276	1,159	696
North America	7,774	1,941	10,406	5,429	2,310	1,931
US	4,235	835	5,639	2,796	830	880
Mexico	3,534	1,062	4,721	2,744	1,685	1,234
Other	5	43	47	(110)	(205)	(182)
South America	11,355	3,517	14,468	9,390	4,292	2,665
Brazil	7,709	2,567	10,266	6,977	2,904	1,771
Chile	1,306	411	1,878	1,176	767	433
Argentina	1,812	315	1,441	834	475	382
Other	528	223	883	403	146	79
Corporate Centre	(195)	(7)	(604)	(879)	(1,120)	(1,012)
TOTAL GROUP	34,682	9,666	46,185	26,923	14,427	9,309

Profit attributable to the parent distribution[1]
9M 2024

1. As a % of operating areas. Excluding the Corporate Centre.

Profit attributable to the parent. 9M 2024
EUR million. % change YoY

Var	Var[2]
+29%	+29%
+4%	+5%
-5%	-3%
+14%	+15%
-56%	-53%

+20%	+19%
-15%	-16%
+2%	+2%
+14%	+21%

2. Changes in constant euros.

26	January - September 2024

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix	Index

January-September 2023
Main items of the underlying income statement
EUR million
Primary segments	Net interest income	Net fee income	Total income	Net operating income	Profit before tax	Profit attributable to the parent
Retail & Commercial Banking	19,105	3,482	22,367	12,631	6,040	4,128
Digital Consumer Bank	7,623	899	9,141	5,249	2,080	1,444
Corporate & Investment Banking	2,557	1,660	5,824	3,447	3,329	2,145
Wealth Management & Insurance	1,135	943	2,426	1,545	1,522	1,109
Payments	1,842	2,244	3,989	2,195	839	403
PagoNxt	55	701	819	(4)	(45)	(100)
Cards	1,787	1,542	3,170	2,199	885	503
Corporate Centre	(124)	(6)	(650)	(933)	(1,034)	(1,084)
TOTAL GROUP	32,139	9,222	43,095	24,134	12,776	8,143

Secondary segments
Europe	11,787	3,328	16,228	9,555	6,339	4,176
Spain	4,903	2,047	7,791	4,664	2,692	1,854
United Kingdom	3,927	264	4,245	2,198	1,712	1,243
Portugal	1,014	352	1,398	997	890	604
Poland	1,871	437	2,344	1,722	1,082	529
Other	73	228	450	(26)	(37)	(54)
DCB Europe	3,110	604	4,069	2,103	1,437	823
North America	7,533	1,637	9,807	5,100	2,368	1,900
US	4,314	579	5,442	2,728	881	865
Mexico	3,213	1,019	4,318	2,473	1,594	1,163
Other	5	38	47	(102)	(107)	(128)
South America	9,833	3,659	13,641	8,310	3,667	2,329
Brazil	6,612	2,577	9,616	6,271	2,264	1,426
Chile	968	449	1,694	922	671	417
Argentina	1,767	446	1,572	791	543	406
Other	486	187	759	326	189	80
Corporate Centre	(124)	(6)	(650)	(933)	(1,034)	(1,084)
TOTAL GROUP	32,139	9,222	43,095	24,134	12,776	8,143

January - September 2024	27

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix	Index
Primary segments

Retail & Commercial Banking	Underlying attributable profit
EUR 5,332 mn

→ To support our vision of becoming a digital bank with branches, we continued to drive our ONE Transformation programme forwards with the implementation of a common operating model and the rollout of our global technological platform.
→ Loans decreased 1% year-on-year in constant euros due to lower balances in Europe (mortgages and SMEs) and in the US, partially offset by increases in South America and Mexico. Deposits rose 1% in constant euros.
→ Attributable profit of EUR 5,332 million, increasing 29% year-on-year in euros and in constant euros, driven by a good revenue performance, efficiency gains from our transformation programme and lower provisions in Europe.

Strategy
In Q3 2024, we advanced in our strategic priorities:
•Implement a common operating model, leveraging the Group’s global scale and our local presence. Our vision is to make Santander into a digital bank with branches, offering all our products and services digitally through our own global platform and use our branch network to advise and help our customers.
We have 145 million customers who can access most of our products and services digitally. Sales through our web and apps and digital customers continued to rise at a good pace.
We have a network of nearly 8,000 branches, across 12 markets. Branches continued to strengthen their role as an essential driver of sales and advisory, reducing operational activities thereby increasing their focus on commercial functions and supporting customers.
•Continue our transformation efforts, based on three pillars:
–Customer experience. We reduced the number of products by 30% year-on-year, as part of our commitment to offer a simple and attractive product portfolio that provides the best experience for our customers. We also continued to improve customer journeys, especially digital onboarding (reducing onboarding times in all countries), and to innovate our product catalogue and services through different initiatives. Of note in the quarter was the launch of a new value proposition for the self-employed and small businesses in Spain, through a more personalized product offering, with specific risk models and more digitalized processes, which is accelerating account openings.

–Operational leverage. We have reduced the number of resources dedicated to non-commercial activities per million customers by 11% since June 2023 and resources dedicated to operational activities per million customers by 23% year-on-year, supported by economies of scale, process automation and organizational simplification. This has freed up time to focus on value added activities. Some examples in the quarter are, the digitalization of in-branch processes in Spain and mortgage servicing in Poland, as well as the simplification of the organization of branches in Brazil. Additionally, our strategy to promote a customer-centric self-service model is producing results, as contact centre call volumes decreased in the quarter while chatbot interactions increased.
–Global Technology Platform. Our goal is to leverage the Group's scale and roll out a global platform. This platform is based on our back-end Gravity technology and supported by ODS’s in-house, cloud-based technology to develop our apps and websites. In Q3 2024, we completed the initial integration of Gravity and ODS in the US, which enables us to provide a new digital offering and the best customer experience. We also completed the migration of our customers in the UK to the global app. The volumes of transactions in Gravity continues to rise, lowering unit costs and generating efficiencies.
•Continue to drive profitable growth and structural efficiency improvements. New digital processes to attract customers, a simpler and targeted offer and enhanced customer experience drove further customer growth (+4% year-on-year). The efficiency that the global platform's scale provides, together with increased simplification and process automation were significant drivers of these results.

Retail. Customers. September 2024
Thousands and year-on-year change

		Europe			North America		South America
Total customers	145,473	46,493	15,076	22,485	21,187	21,173	77,792	67,617
	+4%	+1%	+2%	0%	+3%	+3%	+6%	+6%

Active customers	78,098	28,688	8,586	13,657	10,737	10,723	38,673	31,922
	+2%	+2%	+6%	-2%	+6%	+6%	+2%	+1%

28	January - September 2024

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix	Index
Primary segments
Business performance
Loans and advances to customers decreased 1% year-on-year. In gross terms, excluding reverse repos and in constant euros, they decreased 1% mainly due to the decline in individuals and SMEs that was partially offset by increases in corporates.
In individuals, mortgage balances fell both in the UK and in Spain, still impacted by prepayments, but new business volumes are picking up. They also declined in the US due to the run-off of non-core portfolios. This was partially offset by increases in Poland, Portugal and Mexico. Personal loans performed well, especially in Brazil, Poland (both rising double-digits) and Spain.
Corporate loans rose, driven by Spain, Brazil and Mexico. SME loans decreased mainly due to declines in Spain and the UK, partially offset by higher volumes in Brazil and Poland.
Customer deposits fell 1% year-on-year. Excluding repurchase agreements and in constant euros, they rose 1%, driven by an 8% increase in South America. By product, time deposits increased +11%, mainly in Europe, offsetting falls in demand deposits, also in Europe. Mutual funds rose 16% in constant euros, due to the current interest rate environment. As a result, customer funds increased 3% in constant euros.

Retail. Business performance. September 2024
EUR billion and YoY % change in constant euros

614	-1%	733	+3%

Gross loans and advances to customers excl. reverse repos	Customer deposits excl. repos + mutual funds

Retail. Total income. 9M 2024
EUR million and YoY % change in constant euros

Others

Var
+17%
-12%
+6%
+17%
+11%

EUR 24,219 mn	+9%

Results
Attributable profit in 9M 2024 was EUR 5,332 million, 29% higher year-on-year. In constant euros, profit also rose 29% year-on-year, as follows:
•Total income increased 9%, driven by net interest income and net fee income growth.
Net interest income increased 9%, with rises in most countries, but especially in South America, with higher volumes and lower deposit costs, and in Spain and Portugal due to good margin management. The exceptions were the UK, with lower mortgage volumes (in line with our strategy) and a higher cost of deposits, and the US due to lower volumes.
Our more targeted products and services contributed to 3% net fee income growth. The most significant increases were in Brazil (insurance fees and FX), in the US (real estate portfolio servicing fees with the FDIC), Mexico (insurance and mutual funds) and Poland (FX and funds).
•Costs decreased 1% year-on-year (-5% in real terms), reflecting transformation efforts through organizational simplification, process automation and global platform implementation. Of note were the performances in the US (-7%) and Spain (-3%).
These transformation efforts, together with strong revenue growth, contributed to a 4.2 pp efficiency ratio improvement year-on-year to 39.3%.
•Net loan-loss provisions improved 5%, due to a positive performance in Europe, especially in Spain (significant credit quality improvement) and in the UK (macro improvement), which more than offset greater provisions in Brazil due to higher activity and the cost of risk normalization in Mexico and Chile.
The cost of risk was 0.98%, in line with September 2023. The NPL ratio stood at 3.28% (3.18% in September 2023).
RoTE in 9M 2024 was 18.5%, a 4 pp improvement year-on-year.
Compared to Q2 2024, attributable profit grew 13% in constant euros, largely due to the net interest income improvement in Brazil, the UK, Poland and Mexico, mainly backed by good margin management but also higher loans in Poland and Mexico. Additionally, positive performance in provisions in Spain and North America, and also in Poland after having recorded CHF mortgage provisions in Q2 2024.

Retail. Underlying income statement
EUR million and % change
		/	Q2'24		/	9M'23
	Q3'24%		excl. FX	9M'24%		excl. FX

Total income	7,945	-3	0	24,219	+8	+9
Expenses	-3,102	-1	+3	-9,525	-2	-1
Net operating income	4,844	-5	-2	14,694	+16	+17
LLPs	-1,369	-12	-7	-4,456	-7	-5
PBT	2,990	+6	+9	8,177	+35	+34
Attributable profit	2,005	+10	+13	5,332	+29	+29
Detailed financial information in appendix.

January - September 2024	29

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix	Index
Primary segments

Digital Consumer Bank	Underlying attributable profit
EUR 1,507 mn

→ Our priority is to continue expanding our leadership in consumer finance and to be the lowest cost operator in the industry, with the best customer experience through a more digital global operating model and the best solutions (check-out lending, digital journeys in auto lending and operational leasing) through common platforms.
→ Loans increased 5% year-on-year in constant euros, +7% in auto in a market that is recovering. Deposits rose 12% in constant euros, in line with our strategy aimed at lowering funding costs and reducing net interest income volatility across the cycle, to be able to offer our customers better pricing.
→ Attributable profit reached EUR 1,507 million in 9M 2024, a 4% increase year-on-year in euros (+5% in constant euros), mainly driven by operational leverage from solid performances in net interest income and net fee income and good cost control, which more than offset lower residual values in auto and the cost of risk normalization.

Strategy
Digital Consumer Bank (Consumer) is a leading consumer finance company globally. It operates in 26 countries in Europe and the Americas and it serves the financing needs at the point of sale (both physical and digital) of 25 million customers. It combines off three interconnected businesses: auto financing, consumer lending, supported by Zinia, and Openbank.
Our vision in the Consumer business is to become the preferred partner of our end customers and partners, offering greater profitability and value creation.
To respond to the changes the mobility and consumer finance ecosystem is undergoing and deliver on our vision, we continue to transform our operating model:
•Offering global and best-in-class solutions, integrated into our partners' (OEMs, importers and retailers) processes, accompanying them as their increasingly digital business models evolve. We continue to work on improving cross-regional partnerships and consolidating new partnerships by leveraging existing agreements.
•Simplifying and automating our processes to improve customer experience and increase scalability. We are working to align our functions with the Group's operating model, seeking to become more agile.
•Building and developing global platforms. For example in 2024, we have expanded the functionalities of our auto leasing platform operative in three European markets and have fostered growth in Zinia, our check-out lending technology operative in Germany, through new agreements with Amazon and Apple.
As part of our profitable growth strategy, we continue to capture deposits, a lower cost and more stable source of funding, and actively manage our balance sheet to make it more capital light. We launched our digital deposit gathering activities in January 2024 in the Netherlands and continue to work on expanding Openbank to other markets to fund asset growth and capture synergies while we continue to upgrade our customer proposition and experience.
In the period, we made progress with our strategic priorities:
•In Europe, we are focusing on transforming our operating model. To achieve this, we are continuing to pursue and develop commercial opportunities, such as launching an Amazon co-branded card through Zinia in Germany or strengthening our operational leasing solution and instalment loans with Apple.
We are working towards being the most cost efficient player. For example, in auto, we continue to simplify our operating model, having moved from one platform per country to three in total, towards our final goal of having one common platform.
•In the US, our focus is on recovering pre-pandemic profitability, driving efficiency savings and improving our service. In Q3 2024, we continued to incorporate new strategic agreements in auto and work on the launch of Openbank nationwide in Q4 2024 to help reduce funding costs.
•In Latin America, we continue to drive greater profitable growth. We remain the leaders in Brazil in auto market share as we continue to focus on developing strategic alliances. In Mexico, we are preparing the launch of Openbank with a full value proposition to compete with other neobanks.

Consumer. Total Customers
Millions

0%

Business performance
After a difficult environment in previous years, 9M 2024 showed further signs of recovery supported by a market with inflation moderation, lower interest rate expectations in Europe and North America and auto sales growth in our main markets.
In this environment, new lending increased 5% year-on-year, with solid growth across our main markets, especially in South America (led by Brazil). We continued to prioritize new business profitability over volumes growth in a higher-for-longer interest rate environment which is supporting progressive profitability improvement.
The stock of loans and advances to customers rose 2%. In gross terms, excluding reverse repos and in constant euros, they were 5% up year-on-year, driven by Europe and Latin America.

30	January - September 2024

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix	Index
Primary segments
We have a EUR 17 billion leasing portfolio which increased 1% year-on-year in constant euros, as growth in Europe more than offset a decline in the US due to higher volumes of repurchases by dealers and despite increased electric vehicle activity.
Customer deposits, which accounted for 58% of Consumer's total funding, increased 9% year-on-year. Excluding repos and in constant euros, they were up 12% (+21% in DCB Europe and +1% in the US), as a result of our focus on deposit gathering. Mutual funds rose 25% in constant euros, up from very low levels. Our access to wholesale funding markets remained strong and diversified.

Consumer. Business. September 2024
EUR billion and YoY % change in constant euros
210	+5%	131	+13%

DCB Europe
US

DCB Europe
US

Gross loans and advances to customers excl. reverse repos	Customer deposits excl. repos + mutual funds

Consumer. Leasing portfolio. September 2024
EUR billion and YoY % change in constant euros
Total leasing	17	+1%
Results
In 9M 2024, attributable profit reached EUR 1,507 million, 4% higher than the same period in 2023. In constant euros, profit was up 5%, as follows:
•Total income rose 5%, mainly due to net interest income which also grew 5%, supported by active loan repricing actions and volumes growth in Europe, and higher volumes and lower interest rates in Brazil. NII in the US rose slightly as benefits from higher yields were mostly offset by lower credit volumes.
Net fee income also increased strongly, rising 25%, largely driven by increased insurance penetration in Europe, volumes growth in Brazil and auto fees in the US.
Gains on financial transactions declined, mainly in Europe, down from high levels in 2023. Leasing income also fell, due to a decrease in auto residual values and, in the US, lower leasing volumes and pricing, as we pass on fiscal benefits (recorded in the tax line) from electric vehicle leases.

Consumer. Total income. 9M 2024
EUR million and YoY % change in constant euros

DCB Europe
US*
Other

Var
+4%
-2%
+39%
* Year-on-year growth in revenue in the US is flat if we include the impact of the EV incentives in the tax line.
•Costs performed well, as they were flat in the period (-2% in real terms), even as we invest in leasing and check-out lending platforms and in business growth. This good performance reflects our efficiency and transformation efforts, particularly in the US where costs declined and in DCB Europe where they were stable. Consequently, efficiency improved 1.9 pp to 40.7%.
•Net loan-loss provisions increased 12%, affected by continued normalization in Europe and the US, higher volumes, increased CHF mortgage portfolio coverage, lower portfolio sales than last year and some regulatory charges. Credit quality remained controlled with the cost of risk at 2.12% (below our historical levels) and the NPL ratio at 4.87%.
RoTE in 9M 2024 was 11.9%, a 0.3 pp increase year-on-year.
Compared to Q2 2024, net interest income rose slightly and net fee income remained at high levels, with good cost control. However, this was not reflected in profit due to a reduction in leasing volumes, residual value performance and higher LLPs in the US affected by the usual seasonality (although less pronounced than in Q3 2023).

Consumer. Underlying income statement
EUR million and % change
		/	Q2'24		/	9M'23
	Q3'24%		excl. FX	9M'24%		excl. FX

Total income	3,135	-4	-2	9,584	+5	+5
Expenses	-1,278	-2	-1	-3,896	0	0
Net operating income	1,857	-5	-3	5,688	+8	+9
LLPs	-1,121	+6	+9	-3,314	+11	+12
PBT	624	-14	-12	1,965	-6	-5
Attributable profit	437	-28	-26	1,507	+4	+5
Detailed financial information in appendix.

January - September 2024	31

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix	Index
Primary segments

Corporate & Investment Banking	Underlying attributable profit
EUR 2,039 mn

→ We continue making our centres of expertise more sophisticated, deepening client relationships with focus on our Global Markets plan to build institutional wallet share, the US Banking Build-Out initiative and actively managing capital.
→ Strong activity year-on-year, supported mainly by our growth initiatives in Global Banking (Global Debt Finance and Corporate Finance) and Global Markets and, to a lesser extent, by Global Transaction Banking.
→ Attributable profit reached EUR 2,039 million, a 5% decline year-on-year (-3% in constant euros). Good revenue performance, growing 9% in constant euros from record levels in 9M 2023, partially offset higher costs related to the development of new capabilities and provisions. We maintained a leading position in efficiency and profitability.

Strategy
Innovation will continue to transform the global economy and shape competition as new technology develops. In this changing environment, corporate and investment banking will continue to coexist with fintechs, digital assets and new digital players (e.g. virtual asset services providers), presenting collaboration opportunities in new sectors.
Substantial transition finance opportunities remain in ESG (e.g. Inflation Reduction Act and Net Zero initiatives) and certain sectors are expected to present significant financing needs, namely infrastructure, energy, life sciences, healthcare and technology.
At Santander, we are well prepared to capitalize on these opportunities, given our unique combination of global approach and local leadership, as reflected in our position in various industry rankings.
We continued to make progress in the execution of our strategy to become a world-class CIB business, positioning ourselves as a trusted advisor to our clients while delivering profitable growth and maintaining dynamic capital management.
In 9M 2024, we made good progress in our priorities:
•We are making our centres of expertise more sophisticated, further strengthening our teams in sales, trading and banking on the back of our two most important strategic initiatives; US BBO and Global Markets:
–In Global Banking (GB), we offer complete investment banking solutions with coverage across multiple industries supported by key hires in our GIGs (Global Industry Groups) and product teams (M&A, Leveraged Finance, ECM and DCM).
–In Global Markets (GM), we continue to execute our strategy centred on increasing activity with our corporate and institutional clients, by further leveraging technology, increasing cross-border flows and enhancing our trading and distribution capabilities, mainly in Leveraged Finance, Strategic Equity Solutions and Convertible Bonds.
We are starting to reap the rewards of our investments in 2023 and 2024, as reflected in the solid performance in institutional sales in Europe and the US.
•We are deepening our client relationships with a particular focus on the US, where we are taking our CIB franchise to the next level through the execution of the US BBO initiative, selectively expanding our client universe and product capabilities to areas adjacent to our current strengths, enabling us to increase our addressable market and the contribution of fees as a share of total revenue, especially in the US.
As a result, we are already making progress in targeting untapped wallets, specifically in M&A, Equity and Debt Capital Markets (ECM and DCM) and Leveraged Finance, where our new global franchise is helping us to create deeper relationships, especially in the US and EMEA, and leading to follow-on business opportunities in other areas.
Our US BBO initiative is already producing results, enabling us to deliver more sophisticated solutions and achieve numerous ‘firsts’ in businesses where we did not have presence and upgraded our roles in GB and GM transactions. Examples of this are, among others: first lead-left underwriting of a leveraged buy-out transaction with one of the largest industrial-focused investment firms, and in ECM, we acted as sole bookrunner in Silverbox Capital's SPAC IPO and in the re-IPO of LATAM Airlines.
In Mexico, we continue to capitalize on business opportunities leveraging our GM and US BBO initiatives, creating significant partnerships within the MEX-US corridor, through a complete investment banking solutions offering.
•We continued to actively manage capital through our Originate-to-Share model to drive large scale capital recycling. This helps us to limit our capital consumption and enabled us to maintain good profitability ratios.

Recent awards		Ranking in League Tables 9M 2024
Euromoney	Global Capital	Structured Finance	Debt Capital Markets
LatAm’s Best Bank for FX and Financing Spain’s Best Investment Bank	Derivatives Risk Solutions House of the Year: Europe & Asia LatAm Derivatives House of the Year
Proximo	Global Finance	Equity Capital Markets	ECAs (H1'24)
Europe Bank of the Year in GDF Energy and Infra	Best Bank for Treasury & Cash Management and Payments in LatAm

32	January - September 2024

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix	Index
Primary segments
Business performance
A high proportion of CIB's activity is customer related (83% of total income). Moreover, we have a high and growing percentage of capital-light activity and we actively manage our balance sheet, as reflected in our total revenue to risk-weighted assets ratio, which has improved 1 pp since 2022, up to 6.9%.
Customer loans, which are concentrated in our Global Transaction Banking (GTB) and GB businesses, increased 17% year-on-year. In gross terms, excluding reverse repos and in constant euros, they increased 6%. Customer deposits rose 1% year-on-year. Excluding repos and in constant euros, they fell 13%, in line with our strategy to reduce excess corporate deposits.
By business line, we had the following performance:
•In Global Transaction Banking, strong activity in Export Finance and, to a lesser extent, in Trade & Working Capital Solutions, more than compensated weaker activity in Cash Management, affected by lower interest rates, mainly in South America.
We continued to lead the global Export Finance league tables as Mandated Lead Arranger, with a 10% market share, and in Power & Renewables, with a 17% market share.
Trade & Working Capital Solutions continued to implement innovative trade solutions within the corporate segment, such as Trade Select, our integrated global supply chain finance platform, and increased penetration within the financial sponsors base.
•Global Banking saw significant activity growth year-on-year, with Corporate Finance (CF) maintaining the good momentum from the first half of the year, and Global Debt Financing (GDF) growing slightly, supported by DCM, which gained market share across our three regions.
In CF, we played lead roles in several Leveraged Finance and ECM transactions in Europe and the US, while in M&A our activity spans all sectors. We originated significant cross-border activity on the back of our enhanced capabilities, reflected in our advisory role to BHP on the sale of its Brazilian gold mining assets.
In GDF, performance in Structured Finance was in line with September 2023 despite reduced global activity levels, especially in infrastructure. On the other hand, Securitized Products continued to increase volumes, where we achieved the leading bookrunner position in primary issuances in Europe, exporting knowledge and technology to teams in other regions, such as Latin America.
•Global Markets had strong activity levels in credit, rates, securitized products and cash equity businesses, mainly in Europe and the US, where our institutional client platform and investments in human capital and technology are paying off, as most products are already available and volumes are ramping up. We maintained good momentum and continued to grow in the US.
Results
Attributable profit in 9M 2024 decreased 5% year-on-year to EUR 2,039 million. In constant euros, it fell 3%, with the following detail:
•Total income rose 9% year-on-year, backed by double-digit growth in net interest income and net fee income, both at record levels. Net interest income grew 16% boosted by GB, with high activity levels in Leveraged Finance in CF and good performance in GDF. Net fee income grew 15%, particularly in GB on the back of the US BBO initiative. Gains on financial transactions fell due to lower market activity in South America, particularly Brazil.
By region, good revenue performances in North America and
Europe were partially offset by a decrease in South America due to weaker activity in Brazil.

CIB. Total income by region. 9M 2024.
EUR million and % change in constant euros

Europe
North America
South America

Var
+11%
+34%
-7%

By business, revenue grew in GB (+15%), with strong activity in CF in Europe and the US and good performance in GDF, and in GM (+12%) on the back of strong activity in Europe and North America, as a result of our investments in new capabilities. Total income in GTB grew 3%, from high levels in 2023, supported by the good performance in Export Finance.

CIB. Total income by business. 9M 2024.
EUR million and % change in constant euros

Note: total income includes revenue from other activities which are less material (EUR 142 million in 9M'23 and EUR 124 million in 9M'24).
•Costs increased 18% due to our investments in new products and capabilities. Despite this, the efficiency ratio stood at 44.4%, one of the best in the sector.
•Due to the nature of the business, loan-loss provisions have a limited impact on results. They were EUR 158 million, compared to EUR 41 million of net releases in 9M 2023.
As a result, RoTE was 18.1% in 9M 2024.
Compared to Q2 2024, total income rose, supported by strong growth in the US and a recovery in market activity in Brazil which more than offset impacts from seasonality on revenue and lower volumes on net interest income, reflecting our active capital management and focus on profitability. However, this was not fully reflected in profit due to higher investment costs.

CIB. Underlying income statement
EUR million and % change
		/	Q2'24		/	9M'23
	Q3'24%		excl. FX	9M'24%		excl. FX

Total income	2,072	0	+3	6,261	+8	+9
Expenses	-965	+4	+6	-2,782	+17	+18
Net operating income	1,107	-3	0	3,478	+1	+3
LLPs	-61	+10	+12	-158	—	—
PBT	946	-9	-6	3,096	-7	-5
Attributable profit	633	-10	-6	2,039	-5	-3
Detailed financial information in appendix.

January - September 2024	33

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix	Index
Primary segments

Wealth Management & Insurance	Underlying attributable profit
EUR 1,266 mn

→ We continue building the best wealth and insurance manager in Europe and the Americas supported by our leading global private banking platform and our best-in-class funds and insurance product factories that leverage our scale and global capabilities to offer the best value proposition to our customers.
→ Total assets under management continued to increase, reaching new record levels of EUR 493 billion, +16% year-on-year in constant euros, due to excellent commercial dynamics in both Private Banking and Santander Asset Management. In Insurance, gross written premiums reached EUR 9.0 billion in 9M 2024.
→ Attributable profit amounted to EUR 1,266 million, 14% higher year-on-year (+15% in constant euros), with an RoTE of 81%.

Strategy
Our Wealth Management & Insurance business was established in 2017 with the aim of enhancing its service model and value proposition as part of a common platform that leverages Santander's scale and capabilities.
Since then, it has been an important growth driver for the Group through its three businesses, delivering consistent double-digit growth and generating around one third of the Group's total fees, including those ceded to the commercial network.
•Santander Private Banking (PB) is our leading global platform serving private banking clients across 11 countries. We have a best-in-class service model and value proposition connecting clients and countries through a single platform.
•Santander Asset Management (SAM) is our global asset manager, which manufactures investment solutions for retail and institutional customers, with presence in more than ten countries and over 50 years of experience. SAM makes the most of its local client knowledge and global capabilities to provide customers the best investment opportunities.
•Santander Insurance provides protection solutions following a model based on strategic alliances with leading insurance companies that enables us to have a comprehensive value proposition across 12 countries. We complement this with in-person and digital distribution capabilities to better serve our clients.
We continued to focus on the following strategic initiatives:
•In Private Banking, we already have a best-in-class global platform leading investment flows between Latin America, Europe and the US. Going forward, we are developing key growth opportunities to expand our footprint, such as in the Middle East where we have established a branch in the Dubai International Financial Centre.

Private Banking clients
Thousands

+13%

We also continue to complete our sophisticated value proposition to make the most of our connectivity between countries and segments, reaching more than EUR 56 billion in fee-based mandates and EUR 3.3 billion in total alternatives commitments.
In Q3 2024, we were named the Best Bank for Wealth Management in Latin America by Euromoney.
•In SAM, we operate as a global asset manager leveraging our scale, global investment capabilities and product distribution hubs. In terms of retail distribution, we deployed SAM Conecta in Mexico and Brazil (already in Spain and Portugal), enhancing our distribution capabilities with real-time information for our customers.
In terms of our alternatives business, we fully implemented eFront, our single operating platform that enables the automatization of the investment cycle and enhances the service we provide our customers.
During this quarter, we were named Best Multi-Manager of the Year in the UK at the Investment Life and Pensions Moneyfacts Awards, along with other notable awards in previous quarters.
•In Insurance, we continue to deploy our strategic plans across countries to deliver more value to our customers and simplify our operations. We are focused on completing our value offer, especially in higher growth verticals such as savings, health and SMEs.
Additionally, we continue to improve customer growth and loyalty by developing fully-digital servicing and claims capabilities, such as the new digital service implemented in Spain, Poland and Argentina and Assesoria de Seguros, a centralized unit for specialized advisory to customers in Brazil.

Wealth awards

34	January - September 2024

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Primary segments
Business performance
Total assets under management (AuMs) reached new record levels of EUR 493 billion, +16% year-on-year in constant euros and +11% compared to end 2023, driven by excellent commercial activity and positive market performance. In Insurance, gross written premiums reached EUR 9.0 billion year-to-date. By business and in constant euros:
•In Private Banking, customer assets and liabilities exceed EUR 324 billion for the first time (+17% year-on-year), with all product categories growing, especially custody and funds. Net new money totalled EUR 13.2 billion in 9M 2024.
We remain close to our clients, offering them the benefits of our scale and international presence. As a result, our client base grew 13% year-on-year to 290,564.
•In SAM, total assets under management reached EUR 231 billion, +16% year-on-year, on the back of solid commercial activity in all countries. Net sales in 9M 2024 reached EUR 12.5 billion, representing 7% of volumes if we annualize these net sales, and already exceed full year 2023 net sales.
In Spain, we surpassed the EUR 100 billion in AuMs for the first time and delivered record net sales year-to-date in Mexico.
•In Insurance, gross written premiums were in line with last year, with savings business growth.

Wealth. Business performance. September 2024.
EUR billion and % change in constant euros

Total AuMs
Funds and investment*
- SAM
- Private Banking
Custody
Customer deposits
Customer loans
GWPs

/ Jun-24	/ Sep-23
+4%	+16%
+4%	+15%
+4%	+16%
+4%	+21%
+8%	+22%
0%	+9%
+2%	+4%
-5%	0%

Note: total products marketed, advised, under custody and/or managed.
*Excluding overlaps between PB and SAM (PB clients with investment funds managed by SAM).
Results
Attributable profit in 9M 2024 amounted to EUR 1,266 million, 14% higher year-on-year. In constant euros, it grew 15%, with the following results by line:
•Total income reached EUR 2,718 million, 13% higher year-on-year supported by solid growth in net interest income and net fee income.
Net interest income increased 9% in a favourable macro environment driven by solid margin management and strong commercial activity in Private Banking.

Net fee income rose 16% year-on-year to EUR 1,084 million, with growth in all three businesses, boosted especially by Private Banking and SAM, driven by higher volumes with positive commercial activity and market performance.
•Costs increased 6% year-on-year, due to investments in key initiatives such as reinforcing PB teams to address the increase in commercial activity.
Including the fees ceded to our commercial network, total revenue reached EUR 4,695 million, up 12%, driven by more recurrent activity in Private Banking, higher volumes in SAM and the good performance of the savings business in Insurance.

Wealth. Total income. 9M 2024.
EUR million and % change in constant euros

PB
SAM
Insurance

Total income	Total income + ceded fees
+12%	+12%
+19%	+16%
+8%	+10%

Total income	Fees ceded to the commercial network
Note: information at the total Wealth level excludes overlaps between businesses.
When considering these ceded fees, along with our PAT, the total contribution to Group profit (PAT+Fees) reached EUR 2,601 million, up 11% year-on-year (+13% in constant euros).
Our RoTE for 9M 2024 was 81.1%.
Compared to Q2 2024, attributable profit increased 10% in constant euros due to good revenue performance in SAM and Insurance. By line, of note was the growth in NII and net fee income, driven by higher activity in SAM.

Wealth. Underlying income statement
EUR million and % change
		/	Q2'24		/	9M'23
	Q3'24%		excl. FX	9M'24%		excl. FX

Total income	929	+4	+6	2,718	+12	+13
Expenses	-315	+2	+4	-931	+6	+6
Net operating income	614	+4	+7	1,787	+16	+17
LLPs	-11	+12	+13	-24	—	—
PBT	600	+5	+7	1,730	+14	+15
Attributable profit	448	+7	+10	1,266	+14	+15
Detailed financial information in appendix.

January - September 2024	35

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix	Index
Primary segments

Payments	Underlying attributable profit
EUR 178 mn

→ PagoNxt and Cards bring a unique position in the payments industry to the Group, covering both sides of the value chain of card payments (issuing and acquiring businesses) and account-to-account payments.
→ Activity increased in both businesses supported by global platform development, enabling further scale gains. In PagoNxt, Getnet's Total Payments Volume (TPV) rose 12% year-on-year in constant euros and the number of transactions improved 5%. In Cards, turnover increased 6% year-on-year in constant euros and transactions rose 9%.
→ Attributable profit was EUR 178 million. Excluding charges after discontinuing our merchant platform in Germany and Superdigital in Latin America in Q2 2024, profit was EUR 421 million, increasing 5% year-on-year, +10% in constant euros. The EBITDA margin in PagoNxt improved 3.1 pp to 22.7%.

PagoNxt and Cards strategy
PagoNxt continued to make progress in its key strategic priorities:
•In Getnet, we continued to consolidate our platform and we deployed new global solutions which enable us to gain market share across most of our footprint.
In the quarter, we launched a regional ecommerce API for merchants who are pursuing acquiring and processing services in Brazil, Mexico, Argentina and Chile through a single integration. We were the first in Latin America to earn a PCI MPoC certification for our Tap On Phone functionality. Also, we participated in enabling contactless payments in Mexico City's underground network.
We remain focused on our current value proposition in Spain and Portugal and we are working with local partners in other European markets.
•In Ebury, we continued to make progress and are focused on: i) growing customers by expanding our product offering and online capabilities, ii) expanding geographically with a focus on emerging markets, and iii) introducing tailored products to capture verticals such as mass payments.
•In PagoNxt Payments, our A2A payment processor, Payments Hub, is already able to process all types of payments globally. We aim to achieve an industry-leading cost per transaction and provide value-added services to benefit both the Group and other open market participants.
Our Dynamic Currency Conversion service is now live in Mexico and Brazil, and the new FX platform was recently brought to Mexico, the UK, the US and Chile, replacing legacy systems.
In Cards, we continued to make progress in our priorities:
•Expand the business: we made progress implementing Card Risk Data Lab in four countries across our three different regions, and we expect to reach one million new pre-approved customers before year end.
We are also enhancing the connection between card issuing and acquiring platforms to offer value-added products and services. We launched a differential joint value proposition (card + PoS) in Chile, following the one already launched in Spain in Q2 2024.
•Improve customer satisfaction: we are working to offer the best card payment experience in a simple way at any time, through what we call Invisible Payments. We made progress in the implementation of Click to Pay, beginning with Brazil. We continued to roll out digital services on a global scale, such as the token manager, which manages more than 180 million tokens at Santander banks.
•Implement our global card platform (Plard), which already manages more than 2.5 million debit cards in Brazil. We expect to fully migrate the debit card portfolio this year. In Chile, we will start issuing new customer debit cards for individuals and businesses. In Mexico, the new authorizer engine is now live.
Business performance
Loans and advances to customers decreased 4% year-on-year. In gross terms, excluding reverse repurchase agreements and in constant euros, gross loans rose 5%, driven mainly by Cards in Brazil and Mexico.
Payments has a very small amount of deposits, concentrated in PagoNxt. These deposits (excluding repos) rose 50% year-on-year in euros and in constant euros.
Results
Attributable profit was EUR 178 million in 9M 2024, 56% down year-on-year affected by charges in Q2 (discontinuation of our merchant platform in Germany and Superdigital in Latin America). Excluding them, profit was EUR 421 million, up 5% year-on-year. In constant euros, profit rose 10%, by line:
•Total income grew 3%, boosted by a good NII performance driven by activity improvement.
•Costs rose 5%. In real terms, they increased just 1%, despite our investments in platforms both in Cards and PagoNxt.
•Net loan-loss provisions, mainly related to Cards, were flat, with decreases in South America and Europe.
Compared to Q2 2024, the comparison is affected by the aforementioned charges in Q2 2024. Excluding their impact, profit decreased 7% in constant euros, as the good performance in revenue and costs was offset by higher LLPs and tax burden.

Payments. Underlying income statement
EUR million and % change
		/	Q2'24		/	9M'23
	Q3'24%		excl. FX	9M'24%		excl. FX

Total income	1,307	-3	+3	4,007	0	+3
Expenses	-588	-4	-1	-1,854	+3	+5
Net operating income	719	-2	+6	2,154	-2	+2
LLPs	-414	-5	+3	-1,266	-3	—
PBT	272	+558	+716	578	-31	-28
Attributable profit	129	—	—	178	-56	-53
Detailed financial information in appendix.

36	January - September 2024

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix	Index
Primary segments
PagoNxt
Business performance
In 9M 2024, the total number of transactions in Getnet reached 7.2 billion, 5% higher year-on-year, and the total payments volume (TPV) was EUR 163 billion, 12% more than in 9M 2023 in constant euros.
In PagoNxt Payments, the number of transactions processed was 785 million compared to 147 million in 9M 2023 and 43% more in Q3 2024 than in Q2 2024.

PagoNxt. Activity

TPV (Getnet)
EUR billion and changes in constant euros

+12%

Results
In 9M 2024, attributable loss of EUR 326 million (EUR 83 million loss if we exclude the aforementioned charges in Q2), compared to a EUR 100 million loss in the same period of 2023. There was no material impact from exchange rates in the period. In constant euros:
•Total income reached EUR 894 million, up 12% year-on-year, driven by a good performance in Ebury and the increase in Getnet's revenue in Europe, Mexico and Chile.
•Costs rose 10% year-on-year, reflecting inflationary pressures and continued investment in the global payments platforms.
EBITDA margin was 22.7%, 3.1pp higher than in 9M 2023.
Compared to Q2 2024, attributable loss was EUR 21 million, versus a EUR 22 million loss in Q2 2024 (excluding the aforementioned charges), as strong revenue growth, driven both by NII and fees, controlled costs and LLP improvements offset a higher tax burden.

PagoNxt. Underlying income statement
EUR million and % change
		/	Q2'24		/	9M'23
	Q3'24%		excl. FX	9M'24%		excl. FX

Total income	311	+3	+9	894	+9	+12
Expenses	-288	-3	0	-889	+8	+10
Net operating income	23	+532	—	5	—	—
LLPs	-3	-36	-33	-13	-45	-44
PBT	4	—	—	-281	+519	+425
Attributable profit	-21	-92	-93	-326	+224	+208
Detailed financial information in appendix.
Cards
Business performance
Card turnover increased 6% year-on-year in constant euros, rising 8% in credit cards, in line with our strategy.
The number of transactions rose 9% year-on-year, boosted by a larger card pool and increased card usage for all type of payments.
Loans and advances to customers excluding reverse repurchase agreements and in constant euros rose 6%, driven mainly by Brazil and Mexico.

Cards. Activity

Turnover
EUR billion and changes in constant euros

+6%

Results
In 9M 2024, attributable profit amounted to EUR 503 million, flat year-on-year. In constant euros, profit rose 3%, by line:
•Total income increased 1% year-on-year, affected by a one-time positive fee that was recorded in Q1 2023 in Brazil. Excluding this effect, revenue rose 3% driven by 4% NII growth, due to higher volumes, which more than offset the fall in net fee income in Mexico (customer retention campaigns) and Chile (regulatory impacts).
•Costs were flat, as our cost efforts offset inflationary impacts and our investment in platforms.
•Net loan-loss provisions increased 1%, below portfolio growth, due to good risk management and a lower interest rate environment in South America.
In 9M 2024, RoTE in Cards was 33.0%.
Compared to Q2 2024, net operating income rose 3% in constant euros, driven by the good performance in revenue and lower costs, which were not reflected in profit due to higher provisions in Mexico, impacted by the current macroeconomic context.

Cards. Underlying income statement
EUR million and % change
		/	Q2'24		/	9M'23
	Q3'24%		excl. FX	9M'24%		excl. FX

Total income	996	-5	+2	3,113	-2	+1
Expenses	-300	-6	-1	-965	-1	0
Net operating income	696	-4	+3	2,149	-2	+1
LLPs	-411	-4	+4	-1,253	-2	+1
PBT	268	-11	-4	860	-3	+1
Attributable profit	150	-15	-9	503	0	+3
Detailed financial information in appendix.

January - September 2024	37

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix	Index
Primary segments

Corporate Centre	Underlying attributable profit
-EUR 1,012 mn
→ The Corporate Centre continued to support the Group, defining, developing and coordinating the Group's strategy, as well as aiding the operating units, adding value.
→ It carries out the corporate oversight and control function, coordinates interactions with the Group's supervisors and regulators and also carries out functions related to financial and capital management.
→ Attributable loss of EUR 1,012 million in 9M 2024, improving 7% year-on-year, due to lower losses on financial transactions driven by a lower impact from currency hedges and lower costs, which more than offset a weaker performance in net interest income, affected by greater interest expenses related to higher TLAC/MREL issuances.

Strategy and functions
The Corporate Centre contributes value to the Group, through the following functions, among others:
•Global control frameworks and supervision.
•Fostering the exchange of best practices in cost management, which enables us to be one of the most efficient banks.
•Collaborating in the definition and execution of the global strategy, competitive development operations and projects that ensure we meet the business plan.
•Contributing to the launch of projects that will be developed by our global businesses, aimed at leveraging our worldwide presence to generate economies of scale.
•Ensuring open and constructive communication with shareholders, analysts, investors, bondholders, rating agencies and other market players.
•Adding value to our businesses, countries and divisions by encouraging the exchange of best practices, driving and managing innovative global initiatives and defining corporate policies to improve efficiency in our processes and service quality for our customers.
It also coordinates the relationship with European regulators and supervisors and carries out functions related to financial and capital management, as follows:
•Financial Management functions:
–Structural management of liquidity risk associated with funding the Group’s recurring activity and stakes of a financial nature. At the end of September 2024, the liquidity buffer was EUR 322 billion.
This is done ensuring the diversification of funding sources (issuances and other), maintaining an adequate profile in volumes, maturities and costs.
The price of these transactions with other Group units is the market rate that includes all liquidity concepts (which the Group supports by immobilizing funds during the term of the transaction) and regulatory requirements (TLAC/MREL).
–We also actively manage interest rate risk to dampen the impact of interest rate changes on net interest income, conducted via high credit quality, very liquid and low capital consumption derivatives.
–Strategic management of exposure to exchange rates in equity and dynamic management of the FX hedges related to the units’ next twelve months results in euros. The net investments in equity currently hedged totalled EUR 17,107 million (mainly in Mexico, Brazil and the UK) with different FX instruments (spots and forwards).
•Management of total capital and reserves: capital analysis, adequacy and management of the Group including: coordination with subsidiaries, monitoring profitability to maximize shareholder returns, setting solvency targets and capital contributions, and monitoring the capital ratio in both regulatory and economic terms, and efficient capital allocation to the units.
Results
In 9M 2024, the attributable loss was EUR 1,012 million, 7% better than in 9M 2023 (EUR 1,084 million loss), with the following performance by line:
•Net interest income worsened EUR 71 million, as increased liquidity buffer remuneration was more than offset by greater interest expense related to higher TLAC/MREL issuances.
•Losses on financial transactions improved EUR 44 million, due to a lower impact from foreign currency hedges.
•Costs showed a positive trend, decreasing 3% compared to 9M 2023, driven by ongoing simplification measures.
•Other results and provisions increased year-on-year.

Corporate Centre. Underlying income statement
EUR million and % change
	Q3'24	Q2'24	% chg.	9M'24	9M'23	% chg.

Total income	-254	-140	+80	-604	-650	-7%
Net operating income	-355	-227	+56	-879	-933	-6%
PBT	-514	-266	+93	-1,120	-1,034	+8%
Attributable profit	-403	-252	+60	-1,012	-1,084	-7%
Detailed financial information in appendix.

38	January - September 2024

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix	Index
Secondary segments

Europe	Underlying attributable profit
EUR 5,029 mn
→ We continue to accelerate our business transformation to achieve higher growth and a more efficient operating model.
→ New business lending volumes improved year-on-year, however the stock of loans declined slightly in constant euros, still affected by prepayments. Customer deposits decreased in constant euros, driven by demand deposits.
→ Attributable profit increased 20% year-on-year (+19% in constant euros) to EUR 5,029 million, with strong revenue growth, mainly from net interest income, and lower provisions.

Strategy
In Q3 2024, we remained focused on growing our business and transforming our operating model to improve efficiency and customer experience.
•In Retail, we continued to drive digitalization through a common online banking and mobile experience, while reducing running costs and streamlining products and processes.
•In CIB, we were focused on deepening customer relationships and boosting our distribution capabilities.
•We continued to grow our Wealth business, which is a key driver of fee generation, while increasing its efficiency by developing centralized global technology platforms.
•In Payments, we remain focused on our current PagoNxt value proposition in Spain and Portugal and on expanding our Cards business.
Additionally, our capital discipline has enabled us to maximize the value of our business, through sustainable asset rotation and high-value origination, achieving an RoTE of 17.1% in 9M 2024.
Business performance
Commercial activity continued its positive trend, supported by 356,000 more customers year-on-year.
Loans and advances to customers rose 5% year-on-year. In gross terms, excluding reverse repurchase agreements and in constant euros, they decreased 1%, mainly in the UK and Spain, partially offset by Poland and Portugal supported by new loan originations in mortgages, personal loans and SMEs. By business, they fell in Retail due to mortgage prepayments in the UK and Spain.
Customer deposits increased 2% year-on-year. Excluding repurchase agreements and in constant euros, they decreased 1%, as the decline across all businesses in demand deposits (-4%) was partially offset by the increase in time deposits (+7%), mainly in Retail and Wealth. Mutual funds rose 18% in constant euros, with growth in all countries.

Europe. Business performance. September 2024
EUR billion and YoY % change in constant euros

Europe	558	-1%	Europe	733	+1%

Gross loans and advances to customers excl. reverse repos	Customer deposits excl. repos + mutual funds
Results
Attributable profit in 9M 2024 was EUR 5,029 million, up 20% year-on-year. In constant euros, it grew 19%, as follows:
•Total income increased 7%, due to higher net interest income (+4%), with strong growth in Spain, Portugal and Poland with good margin management, which more than offset the fall in the UK due to lower volumes (in line with our strategy) and a higher cost of deposits, in a more competitive market. Net fee income rose 5%, mainly driven by mutual fund fees in Spain.
•Costs increased 3%, flat in real terms, as higher costs in the UK and Poland, both affected by higher salaries, were offset by good management in Portugal and Spain. Net operating income rose 10% and the efficiency ratio improved by 1.7 pp to 39.4%.
•Net loan-loss provisions decreased 27%, driven by credit quality improvement across countries and by macro improvement in the UK. The cost of risk stood at 0.35% (0.44% in September 2023).
•Other results and provisions increased 15%, impacted by the temporary levy on revenue earned in Spain, which was 50% higher than in 2023.
Compared to Q2 2024, profit rose 12% in constant euros, supported by the net interest income and net fee income increases in Poland and the UK and lower net loan-loss provisions, driven by better credit quality in Spain, macro outlook in the UK and the impact of having recorded CHF mortgage provisions in Poland in Q2 2024.

Europe. Underlying income statement
EUR million and % change
		/	Q2'24		/	9M'23
	Q3'24%		excl. FX	9M'24%		excl. FX

Total income	5,945	+1	0	17,663	+9	+7
Expenses	-2,356	+3	+2	-6,958	+4	+3
Net operating income	3,589	-1	-1	10,705	+12	+10
LLPs	-427	-20	-20	-1,444	-26	-27
PBT	2,802	+10	+10	7,786	+23	+21
Attributable profit	1,842	+12	+12	5,029	+20	+19
Detailed financial information in appendix.

January - September 2024	39

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix	Index
Secondary segments

DCBE	Digital Consumer Bank Europe	Underlying attributable profit
EUR 696 mn
→ Our strategy is focused on strengthening our leadership in auto and non-auto through strategic alliances and better service through new operational leasing and non-auto (Zinia) platforms.
→ In 9M 2024, new business volumes rose 1% year-on-year in constant euros (+2% in auto), in an auto market that continued to perform well despite an environment that is still tending to limit consumption. Deposits increased double digits, in line with our objective to increase retail funding through common platforms to reduce liability costs.
→ Attributable profit of EUR 696 million, down 16% year-on-year in constant euros as the good performances in net interest income, net fee income and costs were more than offset by cost of risk normalization and higher provisions relating to the CHF mortgage portfolio in Poland.

Strategy
Our strategy in Europe is aligned with that of Consumer at the global level. The vision in our DCB Europe business is to become the preferred partner of our final customers and partners, offering greater profitability and value creation.
Our main focus is on transforming our operating model:
•We continue to offer global solutions integrated into the processes of our partners - manufacturers, importers and retailers - accompanying them as their increasingly digital business models evolve.
•Simplifying and automating our processes to improve customer experience and gain scalability.
•Building and developing global platforms. In Q3 2024, we continued to strengthen our operational leasing solution and launched an Amazon co-branded card through Zinia in Germany. At Openbank, we are currently working on opening a branch in Germany and we are continuing to upgrade our customer proposition and experience.
Business performance
The stock of loans and advances to customers rose 5% year-on-year. In gross terms, excluding reverse repos and in constant euros, it also rose 5% year-on-year (primarily due to auto). New business volumes rose 1% year-on-year in constant euros, mainly in new auto.
In line with our strategy to increase retail funding, customer deposits increased 21% year-on-year. Excluding repos and in constant euros, they also grew 21% to EUR 80 billion. Mutual funds increased 29% from very low levels. Our access to wholesale funding markets remained strong and diversified.

DCB Europe. September 2024
EUR billion and % change in constant euros

0%
	QoQ		+4%
QoQ
138
	+5%	84	+21%
	YoY		YoY

Gross loans and advances to customers excl. reverse repos		Customer deposits excl. repos + mutual funds
Results
In 9M 2024, attributable profit reached EUR 696 million, a 15% decline year-on-year. In constant euros, profit decreased 16%, as follows:
•Total income increased 4% mainly due to net interest income (+4%), supported by active loan repricing and customer deposit growth, and net fee income (+12%) driven by greater penetration in direct insurance, especially in Germany.
•Costs remained flat, even as we invest in business growth. Net operating income increased by 8% and the efficiency ratio improved 1.9 pp to 46.5%.
•Net loan-loss provisions were 34% higher, impacted by the provisions in Q2 2024 which increased CHF mortgage portfolio coverage. LLPs were also impacted by normalization, in line with expectations, volumes growth, some regulatory impacts and lower portfolio sales than last year. Despite all of this, cost of risk remained at very low levels (0.75%) and below its historical levels and the NPL ratio stood at 2.44%.
The largest contribution to profit came from Germany (EUR 195 million), followed by the Nordic countries (EUR 168 million), France (EUR 89 million) and the UK (EUR 86 million).
Compared to the previous quarter, profit in Q3 rose 9% in constant euros, mainly due to the additional CHF mortgage provisioning in Q2 which more than offset impacts in other lines while costs remained relatively stable.

DCB Europe. Underlying income statement
EUR million and % change
		/	Q2'24		/	9M'23
	Q3'24%		excl. FX	9M'24%		excl. FX

Total income	1,398	-3	-3	4,252	+4	+4
Expenses	-656	0	0	-1,976	0	0
Net operating income	742	-6	-6	2,276	+8	+8
LLPs	-279	-9	-9	-864	+35	+34
PBT	402	+13	+13	1,159	-19	-19
Attributable profit	243	+8	+9	696	-15	-16
Detailed financial information in appendix.

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Secondary segments

North America	Underlying attributable profit
EUR 1,931 mn
→ We continue to leverage the strength of our global businesses to transform our business in the US, while continuing our digital transformation and refining our tailored service and product suite for a better customer experience in Mexico.
→ Loans and advances to customers increased 3% year-on-year in constant euros, with growth in both countries, but particularly in Mexico. Customer deposits declined 5% in constant euros, in line with our strategy to reduce excess corporate deposits in the US, partially mitigated by deposit growth in Mexico and Consumer in the US.
→ Attributable profit in 9M 2024 was EUR 1,931 million, up 2% year-on-year (also +2% in constant euros), with top line growth in both countries, higher costs (inflation and investments) and cost of risk normalization in line with expectations.

Strategy
We continued to pursue business transformation across the US and Mexico, while leveraging our global and regional scale. We:
•Remained focused on executing the transformation of our Retail and Consumer businesses in both countries. We continued to simplify our product portfolio and streamline our operations.
•Reached an important milestone in the adoption of our global technology platforms to deliver an enhanced digital experience. We prepared our national deposits platform, under the Openbank brand, for its launch in Q4 2024 in the US.
•Continued to invest in our Corporate & Investment Banking Build-Out in the US (US BBO initiative), with the expansion of our advisory services and enhanced product capabilities, which is already reflected in strong revenue growth.
•Pursued growth in Wealth, with targeted investments to enhance our capabilities and strengthen business growth levers.
•Strengthened our regional operating model in technology and operations to consolidate know-how, digitalization, digital hubs, and front and back-office automation, driving more effective and efficient operations.
Business performance
Loans and advances to customers were flat year-on-year. In gross terms, excluding reverse repos and in constant euros, they were up 3% driven by strong growth in CIB in the US and in mortgages, payroll, auto and cards in Mexico.
Customer deposits declined 5% year-on-year. Excluding repos and in constant euros, they also decreased 5%, in line with our strategy to reduce excess corporate deposits in CIB in the US, partially offset by deposit growth in CIB and Retail in Mexico and in Consumer in the US.

North America. Business performance. September 2024
EUR billion and YoY % change in constant euros

North America	156	+3%	North America	157	0%

Gross loans and advances to customers excl. reverse repos	Customer deposits excl. repos + mutual funds
Mutual funds grew 26% year-on-year in constant euros largely driven by Mexico, supported by a strategy based on offering a wide range of attractive products through our enhanced digital platforms.
Results
Attributable profit in 9M 2024 was EUR 1,931 million, +2% year-on-year. In constant euros, profit also grew 2%, with the following detail:
•Total income rose 6% year-on-year, driven by a strong revenue performance in CIB in the US, consolidating our transformation process, and by growth across the board in all of our global businesses in Mexico.
•Costs increased 6%, impacted by inflation and investments that we are undertaking in our transformation programmes in Retail in Mexico and for the development of new capabilities in CIB in the US. These impacts were partially compensated by the efficiencies materialized in our Consumer and Commercial businesses in the US.
•Net loan-loss provisions rose 9%, driven by the cost of risk normalization in auto in the US, and by business growth in Retail and Cards in Mexico.
Compared to Q2 2024, total income increased in constant euros due to higher net interest income in Mexico and net fee income in the US. However, this was not reflected in profit (-10% in constant euros) due to the usual auto business seasonality in provisions in the second half of the year in the US and due to higher costs.

North America. Underlying income statement
EUR million and % change
		/	Q2'24		/	9M'23
	Q3'24%		excl. FX	9M'24%		excl. FX

Total income	3,367	-5	+1	10,406	+6	+6
Expenses	-1,624	-4	+2	-4,976	+6	+6
Net operating income	1,743	-6	0	5,429	+6	+7
LLPs	-944	+4	+10	-2,837	+9	+9
PBT	724	-11	-2	2,310	-2	-2
Attributable profit	585	-17	-10	1,931	+2	+2
Detailed financial information in appendix.

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Secondary segments

South America	Underlying attributable profit
EUR 2,665 mn
→ We are focused on being the primary bank for our customers and becoming the most profitable bank in each of the countries where we operate, taking advantage of the synergies between our global businesses and our regional approach. Our customer base increased 5% year-on-year to 79 million, supported by our focus on service quality.
→ In terms of activity, both loans and deposits grew year-on-year in constant euros, as we seek to become the leading bank in inclusive and sustainable businesses through differential value propositions.
→ Attributable profit was EUR 2,665 million in 9M 2024, a 14% increase year-on-year (+21% in constant euros) driven by strong net interest income growth which more than offset lower gains on financial transactions and higher provisions.

Strategy
In Q3 2024, our main initiatives by business were:
•In Retail, we continued to focus on becoming a digital bank with branches, optimizing our product and service offering, improving operational efficiency and customer experience.
•In Consumer, we continued developing new business models and strengthening strategic alliances, while maintaining our market leadership in auto in our main countries.
•In CIB, we are evolving towards a pan-regional offering, focusing on Markets and Corporate Finance businesses.
•In Wealth, we are working to increase liability gathering to drive loyalty, improving our value offer and developing our distribution channels.
•In Payments, we continued to boost profitable growth through new business development and efficiency improvements, and further expanded our Getnet platform through the launch of new functionalities and a regional ecommerce API.
Business performance
Loans and advances to customers decreased 5% year-on-year. In gross terms, excluding reverse repos and in constant euros, they rose 6%, with increases in all global businesses, except CIB (due to declines in Chile and Argentina, partially offset by an increase in Brazil). Retail had good performance overall in Brazil, in corporates in Uruguay and in mortgages in Chile. Loans in Consumer, Wealth and Payments rose in all the main countries, except in Argentina.
Customer deposits fell 5% year-on-year. Excluding repos and in constant euros, they rose 6%, driven by both time deposits (+7%, up in Retail, Wealth and CIB) and demand deposits (+4%). Mutual funds rose 8% in constant euros, mainly in Brazil and Chile.

South America. Business performance. September 2024
EUR billion and YoY % change in constant euros

South America	154	+6%	South America	199	+7%

Gross loans and advances to customers excl. reverse repos	Customer deposits excl. repos + mutual funds
Results
In 9M 2024, attributable profit reached EUR 2,665 million, 14% higher than in 9M 2023. In constant euros, profit rose 21%, as follows:
•Total income increased 11%, supported by 21% net interest income growth, up across all global businesses, rising double-digits in Brazil, Chile and Uruguay on the back of higher volumes and in the case of Brazil and Chile, also benefiting from negative sensitivity of their balance sheets in a lower interest rate environment. Good net fee income performance in Brazil (Retail and Consumer), Chile (Payments and Wealth), Uruguay (Consumer) and Peru (CIB), offsetting a decrease in Argentina. Gains on financial transactions were impacted by lower results in CIB in Brazil and Argentina.
•Costs were flat year-on-year, falling 4% in real terms, due to good cost management in all the main countries. Net operating income increased 19% and efficiency improved by 4.0 pp year-on-year, reaching 35.1%.
•Net loan-loss provisions were up 12% due to Brazil, where provisions increased but by less than portfolio growth, normalization from low levels in Chile and portfolio growth in Consumer in Uruguay. The cost of risk reached 3.6%, from 3.3% in September 2023.
Compared to Q2 2024, attributable profit grew 17% in constant euros, supported by overall positive trends in total income, mainly due to NII growth in Brazil and net fee income in Argentina, lower charges in other results and provisions and lower tax burden.

South America. Underlying income statement
EUR million and % change
		/	Q2'24		/	9M'23
	Q3'24%		excl. FX	9M'24%		excl. FX

Total income	4,678	-5	+2	14,468	+6	+11
Expenses	-1,612	-1	+5	-5,078	-5	0
Net operating income	3,066	-6	0	9,390	+13	+19
LLPs	-1,326	-3	+4	-4,074	+6	+12
PBT	1,505	+2	+8	4,292	+17	+24
Attributable profit	984	+11	+17	2,665	+14	+21
Detailed financial information in appendix.

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Responsible Banking

STRATEGY AND TARGETS

Our sustainability strategy focuses on supporting business growth, meeting our stakeholders' expectations and making Santander more resilient through sound risk management, data protection and privacy, transparency, culture and governance. This strategy focuses on areas with the greatest risks or opportunities for the Group or where we can have the greatest impact.
We continued to make progress towards meeting the goals set at our 2023 Investor Day, which include supporting the transition to a green economy and promoting inclusive growth.

Green finance	Socially Responsible Investments (SRI) AuMs	Financial inclusion
EUR 129.7 billion	EUR 85.0 billion	3.5 million people
Target 1: EUR 120 bn 2025	Target: EUR 100 bn 2025	Target: 5 mn 2025
Target 2: EUR 220 bn 2030

Note: targets were set before the publication of the European taxonomy in Q2 2023. Therefore, target definitions are not fully aligned with the taxonomy. For further information, see the 'Alternative performance measures' section in the appendix to this report.

GROUP

•For the second consecutive year, we were included in Fortune magazine's Change the World list for our support for financial inclusion. This list names us one of the 50 companies that have a positive impact on the world by addressing some of society’s biggest challenges through their businesses and activities.
•We published the human rights due diligence exercise that covered all of the Group’s global businesses and areas. The exercise was carried out following various international frameworks, applicable regulations and market practices.

RETAIL
•Since 2023, we have financially included 3.5 million people, of which more than 1.7 million have been through access initiatives and around 1.9 million through finance initiatives. In 9M 2024, we also supported more than one million microentrepreneurs with EUR 950 million through our Prospera, Tuiio and Surgir microfinance programmes, now present in four countries.
•We supported companies and entrepreneurs from 11 countries through Santander X Global Challenge. We expanded our free offering with online courses and special access to technology resources, IT and legal services. In addition, we launched the Santander X Global Challenge | Innovation in Healthcare, which seeks solutions in the healthcare field. Through Santander Open Academy, we offer scholarships, courses and content in 13 countries. This quarter, of note was the Santander | Google: Artificial Intelligence and Productivity course, with training in Artificial Intelligence, to acquire basic knowledge and skills to solve problems more efficiently.
•In relation to our Green Finance unit, in July 2024, Buquebus announced the financing of the largest electric ferry in the world, which will connect Buenos Aires, Argentina and Colonia del Sacramento, Uruguay, through a loan granted by Santander Uruguay for USD 107 million and a partial loan guarantee of USD 67 million by the International Finance Corporation (IFC). This funding enabled Santander and the IFC to close the first operation in the maritime and electricity transport sector worldwide.
•In Q3 2024, we published the 2023 sustainability report in Poland, where we explain our local sustainability actions. Santander UK published the Tomorrow's Homes report that studies how policies can address barriers that prevent consumers from decarbonizing their homes.
•In Spain, we collaborated with Ilunion on the first digital accessibility strategy in the banking sector, which aims to i) define a roadmap that enables entities to become a benchmark in universal accessibility and ii) ensure the achievement of the objectives set for this purpose.

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CONSUMER
•In Europe, we financed more than 177,000 new electric vehicles (EV) in 9M 2024 for a total of EUR 5.0 billion, equivalent to a market share of EV sales in Europe of more than 12%. Our offering includes a wide range of green solutions, including the financing of electric vehicles, electric chargers, solar panels and electric bicycles.
•We also continued to make progress in our decarbonization target for our European auto lending portfolio for 2030, which we made public in 2023.
•Santander US Auto formalized a new funding relationship with MobilityWorks, the nation’s largest retailer of accessible vehicles, wheelchairs, equipment and mobility services.

CIB
•As of 30 September 2024, we had financed or mobilized a total of EUR 129.7 billion in green finance since we set our target in 2019, having mobilized EUR 14.3 billion in Q3 2024.
•CIB has engaged in various ESG transactions across products, sectors and countries:
–In Project Finance: we acted as financial advisor, sole underwriter and green loan coordinator in the concession of a EUR 225 million green loan to Zunder (EV charging station company) to drive their expansion plan that aims deploy more than 3,000 ultra-fast charging stations across Europe.
–In DCM: we were active bookrunners on several transactions in Europe, including a EUR 1 billion Green HoldCo senior transaction for Lloyds Banking Group, and a EUR 750 million, 6-year inaugural social covered bond from Banca Monte dei Paschi di Siena.
In Latin America, the Republic of Guatemala issued USD 800 million, 12.5 year inaugural sustainability bond, where we acted as sole sustainability structurer and sole bookrunner. In Mexico, we acted as sole ESG structurer in the first Mexican taxonomy-aligned bond issuance from Acueducto Cuchillo 2 (MXN 6.6 billion senior unsecured sustainability bond).
In the US, we served as active bookrunner on a USD 525 million, 10 year green bond for the New York State Electric & Gas Corporation.
–In GTB: we participated in a EUR 1.2 billion green guarantee line with coverage from Spanish export credit agency Cesce for Siemens Gamesa. The technical guarantees issued under this line will support Siemens Gamesa in its wind projects worldwide. In South America, we signed a sustainability-linked confirming with Vestas in Brazil, the first supply chain finance of its kind for the energy sector in the country.
•We continued to make progress towards achieving our 2030 decarbonization objectives in the electric power generation, oil and gas, aviation, steel, auto manufacturing and thermal coal sectors.

WEALTH
•We continued to increase our socially responsible investment (SRI) product offering, advancing towards our target of reaching EUR 100 billion in SRI AuMs in 2025. As at end September, the total volume of AuMs in socially responsible investments was EUR 85.0 billion, of which EUR 61.1 billion were in SAM and EUR 23.9 billion from third party funds in Private Banking.
•We continued to make progress in our objective to reduce the emissions of 50% of AuMs by half by 2030, within the perimeter of our commitment. Also, we made progress in our net zero engagement activities, through participation in collaborative initiatives and individual engagements.
•Two fixed income funds and two profiled funds will become solidarity funds by transferring part of the management fees to non-profit entities for projects in areas that fight child poverty, employability, social welfare and health.
•We published 'Green hydrogen: fuelling a sustainable future', our third article related to sustainability for our global Private Banking clients.

PAYMENTS
•As at 31 August 2024, in Cards, we had acquired 23.2 million cards made of sustainable materials (recycled PVC or PLA) and we continued to make progress in offering solutions to our customers to calculate their carbon footprint based on the payments they make with their cards, as well as initiatives to offset it.

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Corporate governance

There were no notable corporate governance matters in Q3 2024.

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Santander Share
Dividends and shareholder remuneration
In application of the shareholder remuneration policy for 20241, the board approved a first share buyback programme against 2024 results of up to EUR 1,525 million, which commenced on 27 August, once the applicable regulatory approval was obtained, as announced in the Inside Information disclosed on the same day.
On 24 September 2024, the board of directors approved an interim cash dividend of EUR 10.00 cents per share charged against 2024 results to be paid from 1 November 2024. This represents a 23% increase compared to the equivalent cash dividend payment in 2023.
As a result, the total remuneration of this interim distribution charged against 2024 results will be approximately EUR 3,050 million (+17% compared to its equivalent of 2023) and represents approximately 50% of the H1 2024 attributable profit (25% through cash dividends and 25% through share buybacks).
Share price performance
Santander's shares are listed on five markets: on four exchanges in Spain (Madrid, Barcelona, Bilbao and Valencia), in the US (as an ADR), in the UK (as a CDI), in Mexico (Sistema Internacional de Cotizaciones) and in Poland.
During Q3 2024, there was some market volatility, as a result of idiosyncratic factors in some countries as well as global factor linked to the geopolitical situation. Markets quickly recovered from a period of high volatility at the beginning of August to one of greater stability once the Fed confirmed the start of its expansive monetary policy cycle.
In this environment, equity markets performed well. Santander's share price ended September 2024 with a positive return of 21.7%, outperforming both the sector and the European market.
In the banking sector, the Eurostoxx Banks, the eurozone's main index, increased 22.7%, while the DJ Stoxx Banks rose 20.3% and the MSCI World Banks increased 19.4%. The other main indices also closed up, but rose slightly less (Ibex 35 +17.6% and DJ Stoxx 50 +8.8%).

Share price

START 29/12/2023	END 30/09/2024
€3.780	€4.601

Maximum 29/04/2024	Minimum 30/01/2024
€4.928	€3.563

Comparative share performance

1.Target payout is c.50% of Group reported profit (excluding non-cash, non-capital ratios impact items), distributed approximately 50% in cash dividends and 50% in share buybacks. Execution of the shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals.

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Market capitalization and trading
As at 30 September 2024, Santander’s market capitalization of EUR 71,281 million was the largest in the eurozone and the 23rd largest in the world among financial institutions.
The share’s weighting in the Stoxx Europe 600 Banks index was 6.9% and 11.4% in the Euro Stoxx Banks. In the domestic market, its weight in the Ibex 35 was 11.7% as at end September 2024.
A total of 5,783 million shares were traded in the period for an effective value of EUR 25,132 million and an annualized liquidity ratio of 50%.
The average daily trading volume was 30.6 million shares with an effective value of EUR 131 million.
Shareholder base
The total number of Santander shareholders at the end of September 2024 was 3,501,621, of which 3,145,467 were European (72.92% of the capital stock) and 345,036 from the Americas (25.65% of the capital stock).
Excluding the board, which holds 1.26% of the bank’s capital stock, retail shareholders accounted for 39.37% and institutional shareholders accounted for 59.37%.

Share capital distribution by geographic area
30 September 2024
The Americas	Europe	Other
25.65%	72.92%	1.43%

Source: Banco Santander, S.A. Shareholder Register.

1st	Bank in the eurozone by market capitalization
EUR	71,281	million

The Santander share
30 September 2024

Shares and trading data
Shares (number)	15,494,273,572
Average daily turnover (number of shares)	30,590,687
Share liquidity (%)	50
(Annualized number of shares traded during the period / number of shares)

Stock market indicators
Price / Tangible book value (X)	0.91
Free float (%)	99.33
.

Share capital distribution by type of shareholder
30 September 2024

Institutions
59.37%

Board *
1.26%

Retail
39.37%

* Shares owned or represented by directors.

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Appendix

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Group financial information

Financial information
Note: from Q2 2024, we have begun to apply a new theoretical exchange rate for the Argentine peso which better reflects inflation in the country. For more information, see the calculation method detailed in the ‘Alternative Performance Measures’ section in this appendix.

Net fee income. Consolidated
EUR million
	Q3'24	Q2'24	Change (%)	9M'24	9M'23	Change (%)
Fees from services	1,758	1,789	(1.7)	5,368	5,419	(0.9)
Wealth management and marketing of customer funds	1,103	1,126	(2.0)	3,305	2,982	10.8
Securities and custody	328	322	1.9	993	821	21.0
Net fee income	3,189	3,237	(1.5)	9,666	9,222	4.8

Underlying operating expenses. Consolidated
EUR million
	Q3'24	Q2'24	Change (%)	9M'24	9M'23	Change (%)
Staff costs	3,497	3,467	0.9	10,558	10,080	4.7
Other general administrative expenses	2,038	2,071	(1.6)	6,234	6,476	(3.7)
Information technology	635	651	(2.5)	1,931	1,861	3.8
Communications	94	98	(4.1)	296	315	(6.0)
Advertising	124	137	(9.5)	400	457	(12.5)
Buildings and premises	200	179	11.7	571	565	1.1
Printed and office material	22	20	10.0	65	71	(8.5)
Taxes (other than tax on profits)	123	118	4.2	391	442	(11.5)
Other expenses	840	868	(3.2)	2,580	2,765	(6.7)
Administrative expenses	5,535	5,538	(0.1)	16,792	16,556	1.4
Depreciation and amortization	814	828	(1.7)	2,470	2,405	2.7
Operating expenses	6,349	6,366	(0.3)	19,262	18,961	1.6

Operating means. Consolidated
	Employees			Branches
	Sep-24	Sep-23	Change	Sep-24	Sep-23	Change
Europe	67,232	67,150	82	3,034	3,095	(61)
Spain	24,160	24,846	(686)	1,832	1,881	(49)
United Kingdom	21,812	22,204	(392)	444	444	0
Portugal	4,899	4,982	(83)	375	376	(1)
Poland	10,996	10,721	275	374	386	(12)
Other	5,365	4,397	968	9	8	1
DCB Europe	16,621	16,806	(185)	326	361	(35)
North America	43,446	45,834	(2,388)	1,762	1,789	(27)
US	12,683	13,971	(1,288)	408	420	(12)
Mexico	29,319	30,704	(1,385)	1,354	1,369	(15)
Other	1,444	1,159	285	—	—	—
South America	78,924	80,497	(1,573)	3,012	3,407	(395)
Brazil	55,915	57,722	(1,807)	2,313	2,662	(349)
Chile	9,530	9,828	(298)	235	249	(14)
Argentina	8,228	8,168	60	303	337	(34)
Other	5,251	4,779	472	161	159	2
Corporate Centre	1,857	1,931	(74)
Total Group	208,080	212,218	(4,138)	8,134	8,652	(518)

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Group financial information

Underlying net loan-loss provisions. Consolidated
EUR million
	Q3'24	Q2'24	Change (%)	9M'24	9M'23	Change (%)
Non-performing loans	3,369	3,582	(5.9)	10,415	10,224	1.9
Country-risk	(1)	—	—	(1)	—	—
Recovery of written-off assets	(392)	(464)	(15.5)	(1,195)	(1,187)	0.7
Net loan-loss provisions	2,976	3,118	(4.6)	9,219	9,037	2.0

Loans and advances to customers. Consolidated
EUR million
			Change
	Sep-24	Sep-23	Absolute	%	Dec-23
Commercial bills	50,448	49,592	856	1.7	55,628
Secured loans	557,728	561,610	(3,882)	(0.7)	554,375
Other term loans	297,421	297,746	(325)	(0.1)	295,485
Finance leases	39,926	37,725	2,201	5.8	38,723
Receivable on demand	10,401	12,650	(2,249)	(17.8)	12,277
Credit cards receivable	23,100	23,876	(776)	(3.3)	24,371
Impaired assets	34,121	33,971	150	0.4	34,094
Gross loans and advances to customers (excl. reverse repos)	1,013,145	1,017,170	(4,025)	(0.4)	1,014,953
Reverse repos	76,296	45,244	31,052	68.6	44,184
Gross loans and advances to customers	1,089,441	1,062,414	27,027	2.5	1,059,137
Loan-loss allowances	22,022	23,242	(1,220)	(5.2)	22,788
Loans and advances to customers	1,067,419	1,039,172	28,247	2.7	1,036,349

Total funds. Consolidated
EUR million
			Change
	Sep-24	Sep-23	Absolute	%	Dec-23
Demand deposits	653,640	661,279	(7,639)	(1.2)	661,262
Time deposits	295,969	294,952	1,017	0.3	307,085
Mutual funds	224,602	203,801	20,801	10.2	208,528
Customer funds	1,174,211	1,160,032	14,179	1.2	1,176,875
Pension funds	15,502	14,149	1,353	9.6	14,831
Managed portfolios	41,293	35,712	5,581	15.6	36,414
Repos	96,302	78,654	17,648	22.4	78,822
Total funds	1,327,308	1,288,547	38,761	3.0	1,306,942

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Group financial information

Eligible capital (phased-in) [1]. Consolidated
EUR million
			Change
	Sep-24	Sep-23	Absolute	%	Dec-23
Capital stock and reserves	126,083	121,503	4,580	3.8	121,185
Attributable profit	9,309	8,143	1,166	14.3	11,076
Dividends	(2,327)	(2,036)	(291)	14.3	(2,769)
Other retained earnings	(39,349)	(32,937)	(6,411)	19.5	(34,484)
Minority interests	7,940	7,183	757	10.5	6,899
Goodwill and intangible assets	(16,595)	(18,046)	1,450	(8.0)	(17,220)
Other deductions	(6,909)	(6,153)	(756)	12.3	(7,946)
CET1	78,152	77,658	494	0.6	76,741
Preferred shares and other eligible tier 1	10,091	8,933	1,158	13.0	9,002
Tier 1	88,242	86,591	1,652	1.9	85,742
Generic funds and eligible tier 2 instruments	18,542	16,026	2,516	15.7	16,497
Eligible capital	106,784	102,617	4,168	4.1	102,240
Risk-weighted assets	626,099	629,012	(2,913)	(0.5)	623,731

CET1 capital ratio	12.5	12.3	0.1		12.3
Tier 1 capital ratio	14.1	13.8	0.3		13.7
Total capital ratio	17.1	16.3	0.7		16.4
1. The phased-in ratio includes the transitory treatment of IFRS 9, calculated in accordance with article 473 bis of the Capital Requirements Regulation (CRR2) and subsequent modifications introduced by Regulation 2020/873 of the European Union. Total phased-in capital ratios include the transitory treatment according to chapter 4, title 1, part 10 of the CRR2.

January - September 2024	51

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Segment information

RETAIL & COMMERCIAL BANKING						Q
EUR million
		/	Q2'24		/	9M'23
Underlying income statement	Q3'24%		% excl. FX	9M'24%		% excl. FX
Net interest income	6,803	(1.0)	2.3	20,817	9.0	9.5
Net fee income	1,149	(2.1)	2.6	3,514	0.9	2.7
Gains (losses) on financial transactions [1]	128	(51.4)	(49.5)	555	(10.2)	(9.3)
Other operating income	(134)	67.6	73.1	(667)	(20.4)	(20.1)
Total income	7,945	(3.4)	0.0	24,219	8.3	9.0
Administrative expenses and amortizations	(3,102)	(0.6)	3.1	(9,525)	(2.2)	(1.0)
Net operating income	4,844	(5.2)	(1.9)	14,694	16.3	16.8
Net loan-loss provisions	(1,369)	(12.5)	(7.1)	(4,456)	(7.4)	(5.5)
Other gains (losses) and provisions	(484)	(33.9)	(31.6)	(2,061)	15.7	16.1
Profit before tax	2,990	6.4	8.8	8,177	35.4	34.1
Tax on profit	(811)	(6.3)	(4.2)	(2,456)	53.0	50.0
Profit from continuing operations	2,179	12.0	14.6	5,721	29.0	28.3
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	2,179	12.0	14.6	5,721	29.0	28.3
Non-controlling interests	(174)	42.7	44.9	(390)	26.6	24.5
Profit attributable to the parent	2,005	10.0	12.6	5,332	29.2	28.6

Balance sheet and activity metrics
Loans and advances to customers	619,630	(0.5)	(0.8)	619,630	(0.6)	0.1
Customer deposits	650,757	0.9	1.2	650,757	(1.0)	0.0

Memorandum items:
Gross loans and advances to customers ²	614,071	(0.8)	(0.6)	614,071	(1.8)	(0.9)
Customer funds	732,746	0.5	1.0	732,746	1.6	3.0
Customer deposits ³	638,170	0.1	0.5	638,170	0.5	1.3
Mutual funds	94,577	2.9	4.8	94,577	9.5	16.1
Risk-weighted assets	293,209	0.1		293,209	(4.0)

Ratios (%) and customers
RoTE ⁴	20.7	1.5		18.5	3.6
Efficiency ratio	39.0	1.1		39.3	(4.2)
NPL ratio	3.28	0.13		3.28	0.11
NPL coverage ratio	57.7	(2.7)		57.7	(5.8)
Number of total customers (thousands)	145,473	1.8		145,473	3.7
Number of active customers (thousands)	78,098	1.2		78,098	2.5

1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.
4. Allocated according to RWA consumption.

52	January - September 2024

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Segment information

DIGITAL CONSUMER BANK						Q
EUR million
		/	Q2'24		/	9M'23
Underlying income statement	Q3'24%		% excl. FX	9M'24%		% excl. FX
Net interest income	2,614	(1.5)	0.4	7,978	4.7	5.2
Net fee income	373	(3.7)	(1.6)	1,115	23.9	24.5
Gains (losses) on financial transactions [1]	3	(66.9)	(65.9)	19	(73.7)	(73.7)
Other operating income	145	(31.9)	(31.3)	472	(13.5)	(13.5)
Total income	3,135	(4.0)	(2.1)	9,584	4.8	5.4
Administrative expenses and amortizations	(1,278)	(2.2)	(0.7)	(3,896)	0.1	0.4
Net operating income	1,857	(5.1)	(3.0)	5,688	8.4	9.1
Net loan-loss provisions	(1,121)	6.3	9.0	(3,314)	11.2	12.2
Other gains (losses) and provisions	(112)	(37.9)	(36.9)	(409)	116.1	118.9
Profit before tax	624	(13.6)	(11.9)	1,965	(5.5)	(5.3)
Tax on profit	(116)	114.4	119.5	(252)	(31.7)	(31.5)
Profit from continuing operations	508	(24.0)	(22.5)	1,713	0.1	0.3
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	508	(24.0)	(22.5)	1,713	0.1	0.3
Non-controlling interests	(71)	13.5	14.3	(206)	(22.9)	(22.9)
Profit attributable to the parent	437	(27.8)	(26.3)	1,507	4.4	4.6

Balance sheet and activity metrics
Loans and advances to customers	202,400	(1.5)	(0.1)	202,400	2.2	4.5
Customer deposits	122,875	0.7	2.3	122,875	8.6	11.0

Memorandum items:
Gross loans and advances to customers ²	210,069	(1.5)	(0.1)	210,069	2.1	4.5
Customer funds	130,652	0.9	2.6	130,652	10.2	12.6
Customer deposits ³	122,840	0.7	2.3	122,840	9.5	11.9
Mutual funds	7,812	4.2	6.1	7,812	21.9	25.0
Risk-weighted assets	153,369	(2.0)		153,369	(3.5)

Ratios (%) and customers
RoTE ⁴	10.2	(4.1)		11.9	0.3
Efficiency ratio	40.8	0.7		40.7	(1.9)
NPL ratio	4.87	0.06		4.87	0.23
NPL coverage ratio	74.7	(1.1)		74.7	(4.7)
Number of total customers (thousands)	25,123	0.5		25,123	0.2

1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.
4. Allocated according to RWA consumption.

January - September 2024	53

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Segment information

CORPORATE & INVESTMENT BANKING						Q
EUR million
		/	Q2'24		/	9M'23
Underlying income statement	Q3'24%		% excl. FX	9M'24%		% excl. FX
Net interest income	901	(7.0)	(2.5)	2,932	14.7	16.5
Net fee income	612	(2.1)	0.3	1,892	14.0	15.0
Gains (losses) on financial transactions [1]	500	268.2	270.2	1,206	(26.0)	(24.2)
Other operating income	59	(82.9)	(83.1)	230	—	—
Total income	2,072	(0.2)	2.8	6,261	7.5	9.2
Administrative expenses and amortizations	(965)	3.9	6.5	(2,782)	17.1	18.0
Net operating income	1,107	(3.4)	(0.1)	3,478	0.9	3.1
Net loan-loss provisions	(61)	10.2	12.2	(158)	—	—
Other gains (losses) and provisions	(100)	116.8	119.4	(224)	40.7	42.5
Profit before tax	946	(9.4)	(6.0)	3,096	(7.0)	(4.7)
Tax on profit	(264)	(11.3)	(7.3)	(908)	(9.6)	(7.0)
Profit from continuing operations	682	(8.7)	(5.5)	2,188	(5.8)	(3.7)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	682	(8.7)	(5.5)	2,188	(5.8)	(3.7)
Non-controlling interests	(48)	3.5	6.5	(149)	(16.5)	(12.1)
Profit attributable to the parent	633	(9.5)	(6.3)	2,039	(4.9)	(3.0)

Balance sheet and activity metrics
Loans and advances to customers	195,285	3.9	6.0	195,285	16.5	20.9
Customer deposits	209,191	1.4	3.7	209,191	1.1	5.7

Memorandum items:
Gross loans and advances to customers ²	137,068	(4.7)	(2.9)	137,068	2.3	6.3
Customer funds	140,529	(2.5)	(0.9)	140,529	(15.5)	(11.3)
Customer deposits ³	126,570	(3.0)	(1.4)	126,570	(17.1)	(13.5)
Mutual funds	13,959	1.7	3.9	13,959	3.1	15.0
Risk-weighted assets	125,266	2.6		125,266	9.8

Ratios (%)
RoTE ⁴	16.4	(2.3)		18.1	(2.3)
Efficiency ratio	46.6	1.8		44.4	3.6
NPL ratio	0.88	(0.16)		0.88	(0.48)
NPL coverage ratio	36.0	(9.0)		36.0	0.6

1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.
4. Allocated according to RWA consumption.

54	January - September 2024

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Segment information

WEALTH MANAGEMENT & INSURANCE						Q
EUR million
		/	Q2'24		/	9M'23
Underlying income statement	Q3'24%		% excl. FX	9M'24%		% excl. FX
Net interest income	406	0.6	2.1	1,233	8.6	9.0
Net fee income	366	3.1	5.5	1,084	14.9	15.7
Gains (losses) on financial transactions [1]	55	18.8	21.6	142	15.4	16.0
Other operating income	102	11.1	17.1	258	15.3	18.9
Total income	929	3.6	6.0	2,718	12.0	12.8
Administrative expenses and amortizations	(315)	2.0	4.5	(931)	5.6	6.4
Net operating income	614	4.4	6.7	1,787	15.7	16.5
Net loan-loss provisions	(11)	11.6	13.0	(24)	—	—
Other gains (losses) and provisions	(3)	(48.3)	(47.7)	(32)	(6.6)	(6.6)
Profit before tax	600	4.8	7.1	1,730	13.7	14.5
Tax on profit	(133)	(2.7)	(1.0)	(406)	12.6	13.4
Profit from continuing operations	468	7.1	9.7	1,324	14.0	14.9
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	468	7.1	9.7	1,324	14.0	14.9
Non-controlling interests	(20)	4.2	5.9	(59)	10.2	13.1
Profit attributable to the parent	448	7.3	9.8	1,266	14.2	15.0

Balance sheet and activity metrics
Loans and advances to customers	23,165	0.9	2.4	23,165	2.7	5.2
Customer deposits	60,494	(1.4)	(0.8)	60,494	8.6	9.5

Memorandum items:
Gross loans and advances to customers ²	23,282	0.9	2.4	23,282	2.7	5.3
Customer funds	167,825	1.3	2.5	167,825	10.3	13.6
Customer deposits ³	59,571	(1.5)	(1.1)	59,571	9.0	9.8
Mutual funds	108,254	3.0	4.6	108,254	11.0	15.8
Risk-weighted assets	10,366	(3.4)		10,366	(38.9)
Assets under management	492,885	2.7	4.5	492,885	10.8	15.9
Gross written premiums	2,810	(11.9)	(4.6)	8,958	(2.3)	0.0

Ratios (%) and customers
RoTE ⁴	84.6	3.2		81.1	3.9
Efficiency ratio	33.9	(0.5)		34.2	(2.1)
NPL ratio	0.69	(0.08)		0.69	(0.12)
NPL coverage ratio	73.1	8.4		73.1	18.9
Number of Private Banking customers (thousands)	291	2.6		291	13.3

1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.
4. Allocated according to RWA consumption.

January - September 2024	55

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Segment information

PAYMENTS						Q
EUR million
		/	Q2'24		/	9M'23
Underlying income statement	Q3'24%		% excl. FX	9M'24%		% excl. FX
Net interest income	596	(7.6)	(0.1)	1,916	4.0	6.7
Net fee income	698	0.4	5.7	2,069	(7.8)	(5.5)
Gains (losses) on financial transactions [1]	(4)	—	—	0	—	—
Other operating income	17	284.4	217.6	23	—	—
Total income	1,307	(3.0)	3.2	4,007	0.5	3.0
Administrative expenses and amortizations	(588)	(4.5)	(0.7)	(1,854)	3.3	4.6
Net operating income	719	(1.8)	6.4	2,154	(1.9)	1.7
Net loan-loss provisions	(414)	(4.6)	3.3	(1,266)	(2.9)	0.0
Other gains (losses) and provisions	(32)	(87.4)	(87.2)	(309)	487.9	493.6
Profit before tax	272	558.1	716.3	578	(31.1)	(27.6)
Tax on profit	(116)	6.1	14.7	(332)	(11.8)	(8.1)
Profit from continuing operations	156	—	—	247	(46.7)	(43.7)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	156	—	—	247	(46.7)	(43.7)
Non-controlling interests	(27)	32.3	37.6	(69)	13.7	21.4
Profit attributable to the parent	129	—	—	178	(55.8)	(53.3)

Balance sheet and activity metrics
Loans and advances to customers	21,042	0.8	3.4	21,042	(3.5)	5.2
Customer deposits	982	(1.3)	(1.3)	982	50.2	50.2

Memorandum items:
Gross loans and advances to customers ²	22,711	0.6	3.4	22,711	(3.5)	5.4
Customer funds	982	(1.3)	(1.3)	982	50.2	50.2
Customer deposits ³	982	(1.3)	(1.3)	982	50.2	50.2
Mutual funds	—	—	—	—	—	—
Risk-weighted assets	19,235	1.7		19,235	(2.4)

Ratios (%)
RoTE ⁴	20.1	34.6		9.4	(11.6)
NPL ratio	5.52	0.53		5.52	0.47
NPL coverage ratio	133.1	(16.4)		133.1	(10.8)

1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.
4. Allocated according to RWA consumption.

56	January - September 2024

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Segment information

PagoNxt						Q
EUR million
		/	Q2'24		/	9M'23
Underlying income statement	Q3'24%		% excl. FX	9M'24%		% excl. FX
Net interest income	35	10.3	17.4	97	74.5	80.0
Net fee income	241	3.5	9.0	697	(0.6)	2.3
Gains (losses) on financial transactions [1]	(1)	—	—	(1)	(92.9)	(92.7)
Other operating income	36	6.4	7.4	101	38.6	39.4
Total income	311	3.5	8.6	894	9.1	12.1
Administrative expenses and amortizations	(288)	(2.9)	(0.1)	(889)	8.0	9.7
Net operating income	23	532.5	—	5	—	—
Net loan-loss provisions	(3)	(36.4)	(33.1)	(13)	(44.8)	(43.9)
Other gains (losses) and provisions	(15)	(94.2)	(94.1)	(274)	—	—
Profit before tax	4	—	—	(281)	519.0	425.0
Tax on profit	(21)	231.7	277.8	(37)	(30.7)	(27.3)
Profit from continuing operations	(17)	(93.7)	(94.9)	(318)	222.1	204.6
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	(17)	(93.7)	(94.9)	(318)	222.1	204.6
Non-controlling interests	(5)	840.8	968.6	(7)	378.4	484.8
Profit attributable to the parent	(21)	(92.0)	(93.2)	(326)	224.4	207.9

Balance sheet and activity metrics
Loans and advances to customers	933	27.3	29.9	933	(11.9)	(0.6)
Customer deposits	982	(1.3)	(1.3)	982	50.2	50.2

Memorandum items:
Gross loans and advances to customers ²	955	26.5	29.1	955	(12.3)	(1.4)
Customer funds	982	(1.3)	(1.3)	982	50.2	50.2
Customer deposits ³	982	(1.3)	(1.3)	982	50.2	50.2
Mutual funds	—	—	—	—	—	—
Risk-weighted assets	4,460	4.2		4,460	(2.8)
Total transactions (Getnet, million)	2,450	4.4		7,209	5.4
Total payments volume (Getnet)	55,119	2.3	8.3	162,767	9.3	12.4

Ratios (%)
EBITDA margin	27.6	4.6		22.7	3.1
Efficiency ratio	92.7	(6.1)		99.4	(1.0)

1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

January - September 2024	57

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Segment information

Cards						Q
EUR million
		/	Q2'24		/	9M'23
Underlying income statement	Q3'24%		% excl. FX	9M'24%		% excl. FX
Net interest income	561	(8.5)	(1.0)	1,819	1.8	4.4
Net fee income	457	(1.1)	4.0	1,371	(11.1)	(9.1)
Gains (losses) on financial transactions [1]	(3)	—	—	1	(88.7)	(87.3)
Other operating income	(19)	(35.9)	(30.0)	(78)	(53.3)	(52.8)
Total income	996	(4.9)	1.6	3,113	(1.8)	0.7
Administrative expenses and amortizations	(300)	(5.9)	(1.3)	(965)	(0.6)	0.3
Net operating income	696	(4.4)	2.9	2,149	(2.3)	0.9
Net loan-loss provisions	(411)	(4.2)	3.7	(1,253)	(2.1)	0.8
Other gains (losses) and provisions	(18)	—	—	(35)	4.8	3.9
Profit before tax	268	(10.6)	(4.2)	860	(2.8)	0.8
Tax on profit	(95)	(7.7)	(0.7)	(295)	(8.7)	(5.0)
Profit from continuing operations	173	(12.1)	(6.0)	565	0.5	4.2
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	173	(12.1)	(6.0)	565	0.5	4.2
Non-controlling interests	(22)	12.5	17.0	(62)	4.3	10.9
Profit attributable to the parent	150	(14.8)	(8.6)	503	0.1	3.4

Balance sheet and activity metrics
Loans and advances to customers	20,110	(0.2)	2.4	20,110	(3.1)	5.5
Customer deposits	—	—	—	—	—	—

Memorandum items:
Gross loans and advances to customers ²	21,755	(0.3)	2.5	21,755	(3.0)	5.8
Customer funds	—	—	—	—	—	—
Customer deposits ³	—	—	—	—	—	—
Mutual funds	—	—	—	—	—	—
Risk-weighted assets	14,776	0.9		14,776	(2.3)
Number of cards (million)	100	1.0		100	3.7

Ratios (%)
RoTE ⁴	29.1	(5.4)		33.0	(0.3)
Efficiency ratio	30.1	(0.3)		31.0	0.4
NPL ratio	5.62	0.59		5.62	0.49
NPL coverage ratio	134.6	(17.1)		134.6	(11.4)

1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.
4. Allocated according to RWA consumption.

58	January - September 2024

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Segment information

CORPORATE CENTRE						Q
EUR million
			/ Q2'24			/ 9M'23
Underlying income statement	Q3'24	Q2'24%		9M'24	9M'23%
Net interest income	(95)	(69)	38.4	(195)	(124)	57.1
Net fee income	(8)	2	—	(7)	(6)	33.7
Gains (losses) on financial transactions [1]	(145)	(122)	18.3	(429)	(473)	(9.2)
Other operating income	(5)	49	—	28	(48)	—
Total income	(254)	(140)	80.4	(604)	(650)	(7.1)
Administrative expenses and amortizations	(101)	(86)	17.1	(275)	(283)	(2.8)
Net operating income	(355)	(227)	56.3	(879)	(933)	(5.8)
Net loan-loss provisions	1	—	—	(1)	3	—
Other gains (losses) and provisions	(160)	(40)	305.5	(240)	(104)	131.5
Profit before tax	(514)	(266)	92.8	(1,120)	(1,034)	8.3
Tax on profit	110	15	644.2	108	(50)	—
Profit from continuing operations	(403)	(252)	60.3	(1,012)	(1,084)	(6.6)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	(403)	(252)	60.3	(1,012)	(1,084)	(6.6)
Non-controlling interests	0	0	731.3	0	0	—
Profit attributable to the parent	(403)	(252)	60.2	(1,012)	(1,084)	(6.7)

Balance sheet
Loans and advances to customers	5,896	5,629	4.7	5,896	5,474	7.7
Cash, central banks and credit institutions	100,528	96,925	3.7	100,528	120,548	(16.6)
Debt instruments	8,939	9,622	(7.1)	8,939	7,743	15.4
Other financial assets	1,413	934	51.3	1,413	1,161	21.7
Other asset accounts	121,371	124,659	(2.6)	121,371	124,803	(2.8)
Total assets	238,147	237,769	0.2	238,147	259,730	(8.3)
Customer deposits	1,612	1,729	(6.8)	1,612	1,239	30.1
Central banks and credit institutions	22,000	21,463	2.5	22,000	55,404	(60.3)
Marketable debt securities	115,124	110,786	3.9	115,124	102,027	12.8
Other financial liabilities	1,375	1,748	(21.4)	1,375	1,636	(16.0)
Other liabilities accounts	7,575	7,762	(2.4)	7,575	8,747	(13.4)
Total liabilities	147,685	143,488	2.9	147,685	169,052	(12.6)
Total equity	90,461	94,281	(4.1)	90,461	90,677	(0.2)

Memorandum items:
Gross loans and advances to customers [2]	5,945	5,726	3.8	5,945	5,717	4.0
Customer funds	1,478	1,594	(7.3)	1,478	1,239	19.3
Customer deposits [3]	1,478	1,594	(7.3)	1,478	1,239	19.3
Mutual funds	—	—	—	—	—	—

Resources
Number of employees	1,857	1,861	(0.2)	1,857	1,931	(3.8)
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

January - September 2024	59

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Segment information

EUROPE						Q
EUR million
		/	Q2'24		/	9M'23
Underlying income statement	Q3'24%		% excl. FX	9M'24%		% excl. FX
Net interest income	4,205	0.9	0.6	12,493	6.0	4.1
Net fee income	1,168	0.1	0.1	3,536	6.3	5.2
Gains (losses) on financial transactions [1]	406	101.7	102.0	1,017	20.5	19.8
Other operating income	167	(55.7)	(55.7)	617	129.7	131.0
Total income	5,945	0.6	0.4	17,663	8.8	7.2
Administrative expenses and amortizations	(2,356)	2.6	2.3	(6,958)	4.3	2.9
Net operating income	3,589	(0.6)	(0.8)	10,705	12.0	10.2
Net loan-loss provisions	(427)	(19.7)	(20.0)	(1,444)	(26.0)	(27.3)
Other gains (losses) and provisions	(360)	(32.7)	(32.9)	(1,476)	16.6	15.1
Profit before tax	2,802	10.1	9.9	7,786	22.8	20.8
Tax on profit	(824)	1.2	1.1	(2,434)	28.9	26.9
Profit from continuing operations	1,979	14.3	14.1	5,352	20.3	18.2
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	1,979	14.3	14.1	5,352	20.3	18.2
Non-controlling interests	(137)	61.2	60.9	(323)	17.8	10.7
Profit attributable to the parent	1,842	11.8	11.7	5,029	20.4	18.7

Balance sheet
Loans and advances to customers	600,470	1.6	0.8	600,470	5.1	2.9
Cash, central banks and credit institutions	162,868	7.8	7.2	162,868	(19.8)	(21.1)
Debt instruments	133,986	5.0	4.7	133,986	24.4	22.7
Other financial assets	47,562	(6.4)	(6.2)	47,562	(6.1)	(6.0)
Other asset accounts	26,879	2.0	1.7	26,879	1.1	0.2
Total assets	971,764	2.6	2.0	971,764	1.3	(0.5)
Customer deposits	650,855	2.0	1.3	650,855	2.3	0.3
Central banks and credit institutions	101,770	4.7	4.5	101,770	(9.0)	(10.2)
Marketable debt securities	84,872	6.0	4.9	84,872	7.3	4.6
Other financial liabilities	60,952	0.2	0.2	60,952	(1.3)	(1.6)
Other liabilities accounts	29,128	1.7	1.6	29,128	3.6	2.9
Total liabilities	927,576	2.5	1.9	927,576	1.1	(0.7)
Total equity	44,188	5.0	4.6	44,188	4.9	2.6

Memorandum items:
Gross loans and advances to customers [2]	558,080	(0.5)	(1.2)	558,080	1.0	(1.1)
Customer funds	733,129	0.8	0.3	733,129	3.2	1.4
Customer deposits [3]	613,097	0.3	(0.4)	613,097	0.7	(1.3)
Mutual funds	120,032	3.8	3.8	120,032	18.6	18.1

Ratios (%), operating means and customers
RoTE	18.5	1.5		17.1	2.3
Efficiency ratio	39.6	0.8		39.4	(1.7)
NPL ratio	2.25	0.00		2.25	(0.07)
NPL coverage ratio	48.3	(0.8)		48.3	(2.8)
Number of employees	67,232	(0.6)		67,232	0.1
Number of branches	3,034	0.0		3,034	(2.0)
Number of total customers (thousands)	46,730	0.6		46,730	0.8
Number of active customers (thousands)	28,903	0.4		28,903	1.3
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

60	January - September 2024

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Segment information

Spain				Q
EUR million
		/ Q2'24		/ 9M'23
Underlying income statement	Q3'24%		9M'24%
Net interest income	1,799	(2.2)	5,454	11.3
Net fee income	707	(4.1)	2,191	7.0
Gains (losses) on financial transactions [1]	330	209.5	798	43.2
Other operating income	148	(59.5)	605	113.3
Total income	2,983	(2.1)	9,048	16.1
Administrative expenses and amortizations	(1,073)	3.8	(3,138)	0.4
Net operating income	1,911	(5.2)	5,910	26.7
Net loan-loss provisions	(279)	(14.6)	(937)	(20.6)
Other gains (losses) and provisions	(119)	(51.1)	(779)	(1.6)
Profit before tax	1,512	4.7	4,193	55.8
Tax on profit	(431)	(6.4)	(1,356)	61.9
Profit from continuing operations	1,081	9.9	2,837	53.0
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,081	9.9	2,837	53.0
Non-controlling interests	0	311.9	0	—
Profit attributable to the parent	1,081	9.9	2,837	53.0

Balance sheet
Loans and advances to customers	257,106	2.2	257,106	6.1
Cash, central banks and credit institutions	88,001	6.2	88,001	(27.7)
Debt instruments	83,358	8.0	83,358	31.5
Other financial assets	43,775	(4.7)	43,775	(5.8)
Other asset accounts	17,769	4.0	17,769	(0.9)
Total assets	490,009	3.2	490,009	(0.4)
Customer deposits	323,287	2.6	323,287	0.3
Central banks and credit institutions	43,665	8.2	43,665	(13.4)
Marketable debt securities	28,206	0.0	28,206	1.6
Other financial liabilities	54,586	6.3	54,586	1.0
Other liabilities accounts	21,911	0.2	21,911	8.6
Total liabilities	471,655	3.2	471,655	(0.7)
Total equity	18,353	3.3	18,353	8.2

Memorandum items:
Gross loans and advances to customers [2]	229,728	(2.0)	229,728	(0.6)
Customer funds	385,316	0.8	385,316	1.1
Customer deposits [3]	296,087	(0.2)	296,087	(3.2)
Mutual funds	89,230	4.0	89,230	18.5

Ratios (%), operating means and customers
RoTE	24.6	1.8	21.8	7.1
Efficiency ratio	36.0	2.1	34.7	(5.5)
NPL ratio	2.80	(0.10)	2.80	(0.26)
NPL coverage ratio	50.0	0.0	50.0	(1.1)
Number of employees	24,160	(0.3)	24,160	(2.8)
Number of branches	1,832	(0.1)	1,832	(2.6)
Number of total customers (thousands)	15,236	0.7	15,236	2.3
Number of active customers (thousands)	8,732	1.2	8,732	6.1
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

January - September 2024	61

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Segment information

United Kingdom						Q
EUR million
		/	Q2'24		/	9M'23
Underlying income statement	Q3'24%		% excl. FX	9M'24%		% excl. FX
Net interest income	1,256	5.0	4.0	3,637	(7.4)	(9.4)
Net fee income	80	25.7	24.6	222	(15.7)	(17.6)
Gains (losses) on financial transactions [1]	7	—	—	0	—	—
Other operating income	1	71.3	70.2	1	(79.0)	(79.5)
Total income	1,344	6.7	5.7	3,860	(9.1)	(11.1)
Administrative expenses and amortizations	(710)	(1.0)	(2.0)	(2,161)	5.6	3.3
Net operating income	634	16.8	15.8	1,699	(22.7)	(24.4)
Net loan-loss provisions	(37)	(16.7)	(17.5)	(98)	(57.3)	(58.2)
Other gains (losses) and provisions	(108)	69.0	67.8	(263)	2.2	(0.1)
Profit before tax	489	12.6	11.5	1,338	(21.8)	(23.6)
Tax on profit	(144)	30.8	29.8	(363)	(22.6)	(24.3)
Profit from continuing operations	346	6.4	5.4	975	(21.5)	(23.3)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	346	6.4	5.4	975	(21.5)	(23.3)
Non-controlling interests	—	—	—	—	—	—
Profit attributable to the parent	346	6.4	5.4	975	(21.5)	(23.3)

Balance sheet
Loans and advances to customers	254,756	1.6	(0.3)	254,756	2.7	(1.5)
Cash, central banks and credit institutions	56,348	11.7	9.6	56,348	(14.4)	(17.9)
Debt instruments	13,290	6.6	4.6	13,290	38.9	33.3
Other financial assets	280	(8.5)	(10.2)	280	(21.3)	(24.5)
Other asset accounts	3,689	(15.5)	(17.1)	3,689	11.8	7.3
Total assets	328,363	3.1	1.2	328,363	0.4	(3.7)
Customer deposits	234,005	1.8	(0.1)	234,005	1.3	(2.8)
Central banks and credit institutions	28,000	9.0	7.0	28,000	(14.5)	(18.0)
Marketable debt securities	48,988	9.1	7.1	48,988	8.1	3.8
Other financial liabilities	2,997	(36.3)	(37.5)	2,997	(25.6)	(28.6)
Other liabilities accounts	1,776	23.8	21.5	1,776	51.0	44.9
Total liabilities	315,766	2.9	1.1	315,766	0.5	(3.6)
Total equity	12,597	7.8	5.8	12,597	(1.5)	(5.5)

Memorandum items:
Gross loans and advances to customers [2]	238,292	1.0	(0.9)	238,292	0.0	(4.1)
Customer funds	232,352	0.8	(1.0)	232,352	2.1	(2.0)
Customer deposits [3]	224,632	0.8	(1.1)	224,632	1.9	(2.2)
Mutual funds	7,720	1.7	(0.2)	7,720	9.5	5.1

Ratios (%), operating means and customers
RoTE	11.6	0.4		11.1	(2.9)
Efficiency ratio	52.8	(4.1)		56.0	7.8
NPL ratio	1.44	(0.02)		1.44	0.02
NPL coverage ratio	28.4	(0.1)		28.4	(3.5)
Number of employees	21,812	(1.8)		21,812	(1.8)
Number of branches	444	0.0		444	0.0
Number of total customers (thousands)	22,534	0.2		22,534	0.1
Number of active customers (thousands)	13,699	(0.4)		13,699	(1.5)
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

62	January - September 2024

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Segment information

Portugal				Q
EUR million
		/ Q2'24		/ 9M'23
Underlying income statement	Q3'24%		9M'24%
Net interest income	373	(9.8)	1,216	20.0
Net fee income	115	(0.6)	357	1.3
Gains (losses) on financial transactions [1]	3	(85.3)	37	85.9
Other operating income	10	(15.5)	31	163.8
Total income	500	(10.4)	1,642	17.4
Administrative expenses and amortizations	(137)	2.5	(404)	0.8
Net operating income	363	(14.4)	1,238	24.1
Net loan-loss provisions	(7)	—	(10)	(83.7)
Other gains (losses) and provisions	(5)	(86.0)	(44)	(9.1)
Profit before tax	351	(10.8)	1,185	33.0
Tax on profit	(121)	(8.9)	(391)	37.3
Profit from continuing operations	230	(11.8)	793	31.0
Net profit from discontinued operations	—	—	—	—
Consolidated profit	230	(11.8)	793	31.0
Non-controlling interests	(1)	(3.4)	(2)	20.5
Profit attributable to the parent	229	(11.8)	792	31.0

Balance sheet
Loans and advances to customers	38,033	0.9	38,033	2.7
Cash, central banks and credit institutions	6,593	(5.2)	6,593	2.5
Debt instruments	12,968	3.4	12,968	10.1
Other financial assets	1,126	0.7	1,126	1.4
Other asset accounts	1,089	3.6	1,089	(12.0)
Total assets	59,809	0.8	59,809	3.9
Customer deposits	38,033	0.8	38,033	7.1
Central banks and credit institutions	9,223	3.2	9,223	7.9
Marketable debt securities	5,052	6.3	5,052	3.3
Other financial liabilities	294	(13.5)	294	(21.8)
Other liabilities accounts	3,327	(7.1)	3,327	(27.4)
Total liabilities	55,928	1.1	55,928	3.7
Total equity	3,881	(3.0)	3,881	5.8

Memorandum items:
Gross loans and advances to customers [2]	38,771	0.9	38,771	2.5
Customer funds	42,707	1.1	42,707	7.9
Customer deposits [3]	38,033	0.8	38,033	7.1
Mutual funds	4,674	3.8	4,674	14.8

Ratios (%), operating means and customers
RoTE	22.7	(3.8)	26.8	3.6
Efficiency ratio	27.4	3.5	24.6	(4.1)
NPL ratio	2.47	0.05	2.47	(0.01)
NPL coverage ratio	78.1	(1.8)	78.1	(6.4)
Number of employees	4,899	0.3	4,899	(1.7)
Number of branches	375	0.3	375	(0.3)
Number of total customers (thousands)	2,966	0.7	2,966	2.2
Number of active customers (thousands)	1,880	1.1	1,880	3.8
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

January - September 2024	63

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Segment information

Poland						Q
EUR million
		/	Q2'24		/	9M'23
Underlying income statement	Q3'24%		% excl. FX	9M'24%		% excl. FX
Net interest income	727	4.3	3.9	2,111	12.8	6.0
Net fee income	170	4.2	3.8	508	16.4	9.4
Gains (losses) on financial transactions [1]	20	1.3	0.8	44	(29.1)	(33.4)
Other operating income	6	—	—	(29)	15.8	8.8
Total income	923	5.1	4.7	2,634	12.4	5.6
Administrative expenses and amortizations	(252)	6.3	5.9	(719)	15.6	8.6
Net operating income	670	4.7	4.2	1,915	11.2	4.5
Net loan-loss provisions	(103)	(38.3)	(38.7)	(399)	(15.9)	(20.9)
Other gains (losses) and provisions	(63)	(41.9)	(42.3)	(232)	40.3	31.9
Profit before tax	505	37.8	37.5	1,284	18.6	11.5
Tax on profit	(113)	3.8	3.4	(320)	14.3	7.4
Profit from continuing operations	392	52.1	51.8	964	20.2	12.9
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	392	52.1	51.8	964	20.2	12.9
Non-controlling interests	(136)	60.3	60.1	(321)	17.5	10.4
Profit attributable to the parent	256	48.1	47.8	643	21.5	14.2

Balance sheet
Loans and advances to customers	37,306	2.7	2.0	37,306	18.9	10.2
Cash, central banks and credit institutions	9,212	12.9	12.3	9,212	(0.6)	(7.8)
Debt instruments	15,205	(3.0)	(3.6)	15,205	6.2	(1.6)
Other financial assets	581	19.2	18.5	581	(5.3)	(12.2)
Other asset accounts	2,194	21.8	21.1	2,194	15.6	7.2
Total assets	64,498	3.3	2.6	64,498	12.2	4.0
Customer deposits	47,415	0.8	0.2	47,415	12.3	4.1
Central banks and credit institutions	4,751	11.1	10.4	4,751	3.0	(4.6)
Marketable debt securities	2,627	20.2	19.5	2,627	127.9	111.2
Other financial liabilities	1,550	(5.9)	(6.5)	1,550	11.0	2.9
Other liabilities accounts	1,504	17.3	16.6	1,504	(15.8)	(22.0)
Total liabilities	57,846	2.5	1.9	57,846	13.0	4.8
Total equity	6,652	10.5	9.8	6,652	5.6	(2.1)

Memorandum items:
Gross loans and advances to customers [2]	38,005	2.3	1.7	38,005	17.8	9.1
Customer funds	52,861	1.6	1.0	52,861	14.1	5.7
Customer deposits [3]	46,643	1.1	0.5	46,643	10.5	2.4
Mutual funds	6,219	5.5	4.8	6,219	50.9	39.9

Ratios (%), operating means and customers
RoTE	26.0	7.5		21.6	2.6
Efficiency ratio	27.3	0.3		27.3	0.8
NPL ratio	3.91	0.51		3.91	0.28
NPL coverage ratio	66.3	(8.9)		66.3	(10.3)
Number of employees	10,996	0.1		10,996	2.6
Number of branches	374	0.3		374	(3.1)
Number of total customers (thousands)	5,990	1.3		5,990	2.3
Number of active customers (thousands)	4,589	0.9		4,589	3.7
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

64	January - September 2024

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Segment information

Other Europe
EUR million
		/	Q2'24		/	9M'23
Underlying income statement	Q3'24%		% excl. FX	9M'24%		% excl. FX
Net interest income	50	164.0	173.4	74	1.4	2.2
Net fee income	96	10.9	11.9	258	13.2	13.4
Gains (losses) on financial transactions [1]	46	(19.6)	(18.9)	139	(11.6)	(11.5)
Other operating income	3	32.1	33.3	9	—	—
Total income	196	18.0	19.5	479	6.4	6.7
Administrative expenses and amortizations	(184)	4.5	5.4	(535)	12.4	12.6
Net operating income	11	—	—	(56)	116.3	113.2
Net loan-loss provisions	(1)	—	—	0	—	—
Other gains (losses) and provisions	(65)	(22.2)	(22.2)	(158)	—	—
Profit before tax	(55)	(41.4)	(42.1)	(214)	476.5	470.5
Tax on profit	(15)	846.2	905.4	(4)	(77.5)	(77.4)
Profit from continuing operations	(70)	(26.5)	(27.2)	(218)	295.1	292.9
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	(70)	(26.5)	(27.2)	(218)	295.1	292.9
Non-controlling interests	0	(97.7)	(97.7)	1	(41.3)	(41.3)
Profit attributable to the parent	(70)	(26.1)	(26.7)	(218)	301.2	298.9

Balance sheet
Loans and advances to customers	13,269	(10.1)	(6.8)	13,269	4.0	9.3
Cash, central banks and credit institutions	2,714	3.6	6.4	2,714	—	—
Debt instruments	9,165	(6.5)	(6.0)	9,165	5.6	6.5
Other financial assets	1,799	(39.6)	(37.5)	1,799	(13.1)	(9.1)
Other asset accounts	2,138	3.5	5.3	2,138	(3.6)	(1.4)
Total assets	29,085	(9.7)	(7.5)	29,085	14.4	18.1
Customer deposits	8,114	(3.9)	(0.6)	8,114	58.7	68.0
Central banks and credit institutions	16,130	(10.0)	(8.4)	16,130	3.6	5.8
Marketable debt securities	0	(11.6)	(7.3)	0	—	—
Other financial liabilities	1,525	(45.2)	(43.2)	1,525	(21.3)	(17.6)
Other liabilities accounts	611	29.0	30.0	611	47.6	49.3
Total liabilities	26,380	(10.9)	(8.8)	26,380	14.5	18.1
Total equity	2,705	4.2	7.1	2,705	13.4	17.8

Memorandum items:
Gross loans and advances to customers [2]	13,284	(10.1)	(6.8)	13,284	3.9	9.3
Customer funds	19,892	0.0	2.3	19,892	27.5	31.4
Customer deposits [3]	7,703	(4.0)	(0.6)	7,703	56.0	65.5
Mutual funds	12,190	2.8	4.2	12,190	14.3	16.3

Resources
Number of employees	5,365	0.9		5,365	22.0
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

January - September 2024	65

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Segment information

DCB EUROPE						Q
EUR million
		/	Q2'24		/	9M'23
Underlying income statement	Q3'24%		% excl. FX	9M'24%		% excl. FX
Net interest income	1,069	(2.1)	(2.0)	3,256	4.7	4.5
Net fee income	229	(0.8)	(0.8)	680	12.6	12.3
Gains (losses) on financial transactions [1]	(3)	—	—	8	(89.9)	(89.9)
Other operating income	103	(10.1)	(10.2)	308	10.1	9.4
Total income	1,398	(3.1)	(3.0)	4,252	4.5	4.2
Administrative expenses and amortizations	(656)	0.3	0.4	(1,976)	0.5	0.3
Net operating income	742	(6.0)	(5.9)	2,276	8.2	7.9
Net loan-loss provisions	(279)	(9.4)	(9.4)	(864)	34.9	34.2
Other gains (losses) and provisions	(61)	(51.0)	(51.2)	(254)	901.3	821.8
Profit before tax	402	12.6	13.0	1,159	(19.4)	(19.5)
Tax on profit	(100)	28.4	28.8	(281)	(22.0)	(22.1)
Profit from continuing operations	302	8.2	8.6	878	(18.5)	(18.6)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	302	8.2	8.6	878	(18.5)	(18.6)
Non-controlling interests	(59)	7.2	7.3	(182)	(28.3)	(28.5)
Profit attributable to the parent	243	8.5	8.9	696	(15.5)	(15.5)

Balance sheet
Loans and advances to customers	135,436	(0.1)	0.0	135,436	5.1	4.9
Cash, central banks and credit institutions	21,259	11.1	11.3	21,259	13.2	13.2
Debt instruments	6,142	3.7	3.9	6,142	17.8	16.9
Other financial assets	134	36.6	36.5	134	(1.1)	(1.6)
Other asset accounts	11,303	7.0	7.0	11,303	15.8	15.3
Total assets	174,274	1.7	1.9	174,274	7.1	6.9
Customer deposits	79,995	4.0	4.3	79,995	20.5	20.6
Central banks and credit institutions	29,911	2.3	2.0	29,911	(10.0)	(10.8)
Marketable debt securities	43,622	(1.6)	(1.5)	43,622	2.6	2.7
Other financial liabilities	2,126	(15.2)	(15.3)	2,126	(0.8)	(1.4)
Other liabilities accounts	5,274	2.5	2.7	5,274	(3.3)	(3.3)
Total liabilities	160,929	1.8	1.9	160,929	7.5	7.3
Total equity	13,345	1.5	1.7	13,345	2.1	1.9

Memorandum items:
Gross loans and advances to customers [2]	138,253	0.0	0.1	138,253	5.2	5.0
Customer funds	84,389	4.1	4.3	84,389	20.9	21.0
Customer deposits [3]	79,995	4.0	4.3	79,995	20.5	20.6
Mutual funds	4,395	5.9	5.9	4,395	29.2	29.2

Ratios (%), operating means and customers
RoTE	9.7	0.8		9.2	(2.2)
Efficiency ratio	46.9	1.6		46.5	(1.9)
NPL ratio	2.44	0.13		2.44	0.36
NPL coverage ratio	83.3	(2.1)		83.3	(8.8)
Number of employees	16,621	(0.5)		16,621	(1.1)
Number of branches	326	(0.3)		326	(9.7)
Number of total customers (thousands)	19,621	0.5		19,621	(1.8)
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

66	January - September 2024

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Segment information

NORTH AMERICA						Q
EUR million
		/	Q2'24		/	9M'23
Underlying income statement	Q3'24%		% excl. FX	9M'24%		% excl. FX
Net interest income	2,527	(4.2)	2.0	7,774	3.2	3.3
Net fee income	641	(3.1)	3.9	1,941	18.6	18.5
Gains (losses) on financial transactions [1]	168	(0.5)	5.5	499	32.6	32.7
Other operating income	32	(63.6)	(64.5)	192	(26.3)	(25.9)
Total income	3,367	(5.3)	0.8	10,406	6.1	6.2
Administrative expenses and amortizations	(1,624)	(4.0)	1.6	(4,976)	5.7	5.8
Net operating income	1,743	(6.4)	0.2	5,429	6.5	6.6
Net loan-loss provisions	(944)	3.9	9.7	(2,837)	8.8	9.0
Other gains (losses) and provisions	(75)	(47.7)	(46.2)	(283)	127.4	127.7
Profit before tax	724	(10.7)	(2.1)	2,310	(2.4)	(2.5)
Tax on profit	(138)	29.2	46.9	(376)	(17.0)	(17.2)
Profit from continuing operations	586	(16.7)	(9.4)	1,934	1.0	1.0
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	586	(16.7)	(9.4)	1,934	1.0	1.0
Non-controlling interests	(1)	138.6	183.2	(3)	(82.3)	(82.3)
Profit attributable to the parent	585	(16.8)	(9.5)	1,931	1.7	1.7

Balance sheet
Loans and advances to customers	178,103	(2.7)	3.1	178,103	(0.4)	8.4
Cash, central banks and credit institutions	36,307	5.1	11.5	36,307	(11.5)	(1.1)
Debt instruments	51,422	(9.5)	(2.1)	51,422	2.5	15.0
Other financial assets	8,239	(5.2)	3.8	8,239	(40.2)	(32.8)
Other asset accounts	21,112	(8.8)	(3.3)	21,112	(11.1)	(3.6)
Total assets	295,183	(3.6)	2.6	295,183	(4.0)	5.4
Customer deposits	167,262	(6.0)	0.0	167,262	(5.1)	3.6
Central banks and credit institutions	42,909	1.5	8.3	42,909	12.5	27.1
Marketable debt securities	40,281	2.1	7.9	40,281	8.8	17.8
Other financial liabilities	14,298	(6.8)	1.3	14,298	(37.2)	(29.4)
Other liabilities accounts	6,002	(7.9)	(0.5)	6,002	(15.8)	(6.6)
Total liabilities	270,752	(3.9)	2.4	270,752	(3.7)	5.7
Total equity	24,431	(1.1)	5.6	24,431	(6.7)	2.7

Memorandum items:
Gross loans and advances to customers [2]	156,490	(5.3)	0.6	156,490	(5.4)	3.2
Customer funds	156,635	(6.0)	0.6	156,635	(8.7)	0.4
Customer deposits [3]	124,349	(7.0)	(0.9)	124,349	(12.8)	(4.6)
Mutual funds	32,286	(1.8)	6.6	32,286	11.7	26.0

Ratios (%), operating means and customers
RoTE	10.3	(1.8)		11.2	0.8
Efficiency ratio	48.2	0.6		47.8	(0.2)
NPL ratio	3.98	0.05		3.98	0.14
NPL coverage ratio	71.3	(3.0)		71.3	(7.5)
Number of employees	43,446	0.1		43,446	(5.2)
Number of branches	1,762	(0.2)		1,762	(1.5)
Number of total customers (thousands)	25,681	0.8		25,681	2.5
Number of active customers (thousands)	15,079	0.9		15,079	5.5
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

January - September 2024	67

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Segment information

United States						Q
EUR million
		/	Q2'24		/	9M'23
Underlying income statement	Q3'24%		% excl. FX	9M'24%		% excl. FX
Net interest income	1,411	(1.2)	0.8	4,235	(1.8)	(1.5)
Net fee income	296	8.7	10.8	835	44.1	44.7
Gains (losses) on financial transactions [1]	93	(3.9)	(1.8)	290	35.1	35.6
Other operating income	70	(32.7)	(31.0)	278	(16.5)	(16.2)
Total income	1,870	(1.6)	0.4	5,639	3.6	4.0
Administrative expenses and amortizations	(940)	(2.3)	(0.3)	(2,843)	4.7	5.1
Net operating income	929	(0.9)	1.1	2,796	2.5	2.9
Net loan-loss provisions	(650)	17.0	19.3	(1,821)	2.9	3.3
Other gains (losses) and provisions	(62)	43.4	45.8	(145)	85.1	85.7
Profit before tax	217	(35.9)	(34.3)	830	(5.8)	(5.5)
Tax on profit	(2)	—	—	50	—	—
Profit from continuing operations	216	(44.0)	(42.6)	880	1.7	2.1
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	216	(44.0)	(42.6)	880	1.7	2.1
Non-controlling interests	—	—	—	—	—	—
Profit attributable to the parent	216	(44.0)	(42.6)	880	1.7	2.1

Balance sheet
Loans and advances to customers	133,942	(1.7)	2.4	133,942	2.6	8.1
Cash, central banks and credit institutions	24,626	0.5	4.7	24,626	22.3	29.0
Debt instruments	26,027	(2.0)	2.1	26,027	10.2	16.2
Other financial assets	2,269	(5.7)	(1.7)	2,269	(62.6)	(60.5)
Other asset accounts	15,452	(6.6)	(2.7)	15,452	(12.1)	(7.3)
Total assets	202,316	(1.9)	2.2	202,316	2.2	7.8
Customer deposits	118,960	(3.8)	0.2	118,960	(3.8)	1.4
Central banks and credit institutions	28,266	4.0	8.4	28,266	83.9	93.9
Marketable debt securities	31,385	1.9	6.1	31,385	9.4	15.3
Other financial liabilities	5,064	(13.2)	(9.5)	5,064	(50.0)	(47.3)
Other liabilities accounts	2,977	(1.4)	2.7	2,977	(24.3)	(20.2)
Total liabilities	186,652	(2.0)	2.1	186,652	2.7	8.3
Total equity	15,664	(0.5)	3.6	15,664	(3.2)	2.0

Memorandum items:
Gross loans and advances to customers [2]	113,054	(4.2)	(0.2)	113,054	(3.0)	2.3
Customer funds	98,517	(3.3)	0.7	98,517	(9.5)	(4.6)
Customer deposits [3]	84,827	(4.2)	(0.2)	84,827	(12.3)	(7.5)
Mutual funds	13,690	2.6	6.8	13,690	12.5	18.7

Ratios (%), operating means and customers
RoTE	5.8	(4.6)		8.1	0.6
Efficiency ratio	50.3	(0.4)		50.4	0.5
NPL ratio	4.40	0.07		4.40	0.16
NPL coverage ratio	64.5	(3.4)		64.5	(8.6)
Number of employees	12,683	(0.5)		12,683	(9.2)
Number of branches	408	(0.2)		408	(2.9)
Number of total customers (thousands)	4,482	(0.5)		4,482	2.9
Number of active customers (thousands)	4,331	(0.4)		4,331	8.4
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

68	January - September 2024

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Segment information

Mexico						Q
EUR million
		/	Q2'24		/	9M'23
Underlying income statement	Q3'24%		% excl. FX	9M'24%		% excl. FX
Net interest income	1,113	(7.8)	3.3	3,534	10.0	9.7
Net fee income	329	(12.0)	(1.3)	1,062	4.3	4.0
Gains (losses) on financial transactions [1]	75	1.5	12.7	219	34.9	34.6
Other operating income	(41)	112.7	130.8	(95)	24.5	24.2
Total income	1,476	(9.8)	1.2	4,721	9.3	9.1
Administrative expenses and amortizations	(634)	(6.4)	4.6	(1,976)	7.1	6.9
Net operating income	843	(12.1)	(1.3)	2,744	10.9	10.7
Net loan-loss provisions	(293)	(16.5)	(5.6)	(1,014)	21.6	21.3
Other gains (losses) and provisions	(13)	(23.1)	(13.2)	(45)	(0.1)	(0.3)
Profit before tax	536	(9.2)	1.6	1,685	5.7	5.5
Tax on profit	(141)	(12.1)	(1.5)	(448)	7.9	7.7
Profit from continuing operations	395	(8.1)	2.8	1,237	4.9	4.7
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	395	(8.1)	2.8	1,237	4.9	4.7
Non-controlling interests	(1)	(5.1)	6.3	(3)	(79.8)	(79.9)
Profit attributable to the parent	394	(8.1)	2.8	1,234	6.1	5.9

Balance sheet
Loans and advances to customers	44,130	(5.8)	5.4	44,130	(8.2)	9.2
Cash, central banks and credit institutions	11,125	15.4	29.1	11,125	(46.0)	(35.7)
Debt instruments	25,393	(16.0)	(6.1)	25,393	(4.4)	13.7
Other financial assets	5,852	(4.9)	6.3	5,852	(22.9)	(8.3)
Other asset accounts	5,383	(14.6)	(4.5)	5,383	(8.0)	9.4
Total assets	91,883	(7.3)	3.6	91,883	(15.4)	0.6
Customer deposits	47,974	(11.1)	(0.6)	47,974	(8.4)	9.0
Central banks and credit institutions	14,413	(3.1)	8.3	14,413	(36.2)	(24.1)
Marketable debt securities	8,896	2.6	14.7	8,896	7.0	27.3
Other financial liabilities	9,120	(2.9)	8.5	9,120	(27.2)	(13.4)
Other liabilities accounts	2,944	(13.8)	(3.6)	2,944	(5.9)	11.9
Total liabilities	83,347	(7.7)	3.2	83,347	(15.7)	0.2
Total equity	8,536	(3.3)	8.1	8,536	(12.6)	4.0

Memorandum items:
Gross loans and advances to customers [2]	43,396	(8.3)	2.5	43,396	(11.2)	5.7
Customer funds	57,791	(10.2)	0.4	57,791	(7.5)	10.0
Customer deposits [3]	39,194	(12.6)	(2.2)	39,194	(14.3)	2.0
Mutual funds	18,597	(4.8)	6.5	18,597	11.1	32.1

Ratios (%), operating means and customers
RoTE	19.6	0.1		19.3	1.7
Efficiency ratio	42.9	1.5		41.9	(0.9)
NPL ratio	2.70	(0.09)		2.70	(0.02)
NPL coverage ratio	104.0	1.5		104.0	1.3
Number of employees	29,319	0.4		29,319	(4.5)
Number of branches	1,354	(0.1)		1,354	(1.1)
Number of total customers (thousands)	21,199	1.1		21,199	3.5
Number of active customers (thousands)	10,749	1.4		10,749	6.0
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

January - September 2024	69

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Segment information

Other North America
EUR million
		/	Q2'24		/	9M'23
Underlying income statement	Q3'24%		% excl. FX	9M'24%		% excl. FX
Net interest income	3	72.2	71.1	5	(6.2)	(6.2)
Net fee income	16	4.2	4.2	43	11.9	11.9
Gains (losses) on financial transactions [1]	0	(99.7)	(96.6)	(10)	—	—
Other operating income	3	13.9	13.9	9	143.4	143.4
Total income	21	23.4	22.6	47	0.3	0.3
Administrative expenses and amortizations	(50)	(2.2)	(2.2)	(157)	6.0	6.0
Net operating income	(29)	(15.0)	(14.6)	(110)	8.6	8.6
Net loan-loss provisions	0	(56.9)	(56.9)	(2)	(64.4)	(64.4)
Other gains (losses) and provisions	0	(99.6)	(99.5)	(93)	—	—
Profit before tax	(30)	(75.1)	(74.9)	(205)	91.2	91.2
Tax on profit	5	(37.8)	(37.5)	22	—	—
Profit from continuing operations	(25)	(77.6)	(77.5)	(183)	41.4	41.5
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	(25)	(77.6)	(77.5)	(183)	41.4	41.5
Non-controlling interests	0	(97.7)	(97.7)	1	(41.3)	(41.3)
Profit attributable to the parent	(25)	(77.5)	(77.4)	(182)	42.0	42.2

Balance sheet
Loans and advances to customers	32	(8.9)	(8.9)	32	(50.8)	(50.8)
Cash, central banks and credit institutions	556	33.0	33.0	556	75.2	75.2
Debt instruments	1	(5.4)	(5.4)	1	—	—
Other financial assets	117	(7.3)	(7.3)	117	(11.0)	(11.0)
Other asset accounts	277	(11.0)	(11.0)	277	(14.7)	(14.7)
Total assets	984	10.3	10.3	984	17.3	17.3
Customer deposits	328	(1.3)	(1.3)	328	50.2	50.2
Central banks and credit institutions	230	(5.2)	(4.9)	230	23.1	24.3
Marketable debt securities	—	—	—	—	—	—
Other financial liabilities	115	(4.6)	(4.6)	115	(9.9)	(9.9)
Other liabilities accounts	81	1.6	1.6	81	19.8	19.8
Total liabilities	754	(2.7)	(2.6)	754	25.6	25.9
Total equity	230	95.9	94.7	230	(3.5)	(4.2)

Memorandum items:
Gross loans and advances to customers [2]	39	(7.0)	(7.0)	39	(47.3)	(47.3)
Customer funds	328	(1.3)	(1.3)	328	50.2	50.2
Customer deposits [3]	328	(1.3)	(1.3)	328	50.2	50.2
Mutual funds	—	—	—	—	—	—

Resources
Number of employees	1,444	(0.2)		1,444	24.6
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

70	January - September 2024

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Segment information

SOUTH AMERICA						Q
EUR million
		/	Q2'24		/	9M'23
Underlying income statement	Q3'24%		% excl. FX	9M'24%		% excl. FX
Net interest income	3,520	(3.5)	2.7	11,355	15.5	20.8
Net fee income	1,159	(1.4)	5.2	3,517	(3.9)	0.9
Gains (losses) on financial transactions [1]	110	36.1	37.4	398	(65.2)	(63.6)
Other operating income	(112)	—	—	(803)	(19.5)	(19.5)
Total income	4,678	(4.6)	1.7	14,468	6.1	11.4
Administrative expenses and amortizations	(1,612)	(1.5)	4.7	(5,078)	(4.8)	(0.1)
Net operating income	3,066	(6.1)	0.2	9,390	13.0	18.8
Net loan-loss provisions	(1,326)	(3.2)	4.1	(4,074)	6.1	11.5
Other gains (losses) and provisions	(235)	(43.7)	(39.3)	(1,023)	27.7	32.5
Profit before tax	1,505	1.7	7.7	4,292	17.1	23.5
Tax on profit	(378)	(18.6)	(12.5)	(1,263)	24.7	30.3
Profit from continuing operations	1,126	11.0	17.0	3,029	14.2	20.9
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	1,126	11.0	17.0	3,029	14.2	20.9
Non-controlling interests	(143)	10.0	14.4	(365)	12.5	23.0
Profit attributable to the parent	984	11.1	17.4	2,665	14.4	20.6

Balance sheet
Loans and advances to customers	147,513	(1.7)	(0.3)	147,513	(4.6)	6.0
Cash, central banks and credit institutions	69,279	14.9	17.2	69,279	(5.2)	7.0
Debt instruments	57,113	(6.2)	(4.5)	57,113	(14.5)	(4.5)
Other financial assets	21,400	(0.2)	0.1	21,400	(6.2)	2.3
Other asset accounts	18,175	(1.7)	(0.1)	18,175	(7.5)	3.4
Total assets	313,480	0.7	2.3	313,480	(7.0)	3.7
Customer deposits	146,188	2.4	4.2	146,188	(5.5)	5.6
Central banks and credit institutions	48,042	(5.9)	(4.6)	48,042	(15.8)	(6.7)
Marketable debt securities	38,033	2.2	3.6	38,033	(6.3)	5.0
Other financial liabilities	44,904	1.2	2.4	44,904	(3.7)	7.2
Other liabilities accounts	11,376	0.6	2.4	11,376	(6.6)	3.4
Total liabilities	288,544	0.6	2.2	288,544	(7.3)	3.4
Total equity	24,937	1.9	3.5	24,937	(3.5)	7.3

Memorandum items:
Gross loans and advances to customers [2]	154,377	(1.9)	(0.4)	154,377	(4.9)	5.8
Customer funds	198,580	1.9	3.6	198,580	(4.2)	7.0
Customer deposits [3]	130,691	1.0	2.8	130,691	(4.6)	6.3
Mutual funds	67,889	3.6	5.3	67,889	(3.4)	8.3

Ratios (%), operating means and customers
RoTE	19.5	2.3		17.2	2.4
Efficiency ratio	34.5	1.1		35.1	(4.0)
NPL ratio	5.55	0.25		5.55	(0.16)
NPL coverage ratio	75.5	(6.0)		75.5	(2.5)
Number of employees	78,924	(1.3)		78,924	(2.0)
Number of branches	3,012	(4.7)		3,012	(11.6)
Number of total customers (thousands)	78,911	2.8		78,911	5.5
Number of active customers (thousands)	39,789	1.9		39,789	2.0
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

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Segment information

Brazil						Q
EUR million
		/	Q2'24		/	9M'23
Underlying income statement	Q3'24%		% excl. FX	9M'24%		% excl. FX
Net interest income	2,474	(5.0)	3.1	7,709	16.6	22.2
Net fee income	833	(6.2)	1.9	2,567	(0.4)	4.4
Gains (losses) on financial transactions [1]	(31)	(25.8)	(21.3)	(37)	—	—
Other operating income	7	(74.7)	(71.0)	28	190.5	204.5
Total income	3,282	(5.6)	2.5	10,266	6.8	11.9
Administrative expenses and amortizations	(1,024)	(7.6)	0.5	(3,289)	(1.7)	3.1
Net operating income	2,258	(4.6)	3.5	6,977	11.3	16.6
Net loan-loss provisions	(1,088)	(6.1)	2.0	(3,410)	3.8	8.8
Other gains (losses) and provisions	(201)	(19.9)	(12.2)	(663)	(8.3)	(3.9)
Profit before tax	969	1.1	9.3	2,904	28.3	34.5
Tax on profit	(273)	(14.1)	(6.0)	(951)	41.6	48.4
Profit from continuing operations	696	8.7	17.0	1,953	22.7	28.6
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	696	8.7	17.0	1,953	22.7	28.6
Non-controlling interests	(66)	9.3	17.6	(183)	10.1	15.4
Profit attributable to the parent	630	8.6	16.9	1,771	24.2	30.1

Balance sheet
Loans and advances to customers	90,720	(2.5)	(0.3)	90,720	(4.6)	9.5
Cash, central banks and credit institutions	55,674	12.1	14.6	55,674	(7.3)	6.3
Debt instruments	44,715	(4.0)	(1.9)	44,715	(3.7)	10.5
Other financial assets	7,932	2.2	4.4	7,932	(7.7)	5.8
Other asset accounts	13,855	1.7	4.0	13,855	(4.7)	9.4
Total assets	212,896	1.1	3.3	212,896	(5.3)	8.7
Customer deposits	98,650	(0.3)	1.9	98,650	(7.6)	6.0
Central banks and credit institutions	33,376	1.8	4.1	33,376	(3.1)	11.2
Marketable debt securities	26,533	4.6	6.9	26,533	(8.3)	5.2
Other financial liabilities	30,190	2.6	4.9	30,190	(1.5)	13.0
Other liabilities accounts	8,209	1.5	3.7	8,209	14.8	31.6
Total liabilities	196,957	1.2	3.5	196,957	(5.3)	8.7
Total equity	15,940	(0.7)	1.5	15,940	(5.3)	8.7

Memorandum items:
Gross loans and advances to customers [2]	96,070	(2.7)	(0.5)	96,070	(5.0)	9.0
Customer funds	134,597	(0.7)	1.4	134,597	(6.1)	7.7
Customer deposits [3]	83,342	(2.6)	(0.4)	83,342	(6.7)	7.0
Mutual funds	51,254	2.4	4.6	51,254	(5.0)	9.0

Ratios (%), operating means and customers
RoTE	18.7	2.4		16.8	3.1
Efficiency ratio	31.2	(0.7)		32.0	(2.7)
NPL ratio	6.25	0.29		6.25	(0.46)
NPL coverage ratio	82.1	(8.2)		82.1	(0.9)
Number of employees	55,915	(1.6)		55,915	(3.1)
Number of branches	2,313	(5.4)		2,313	(13.1)
Number of total customers (thousands)	68,182	2.7		68,182	5.6
Number of active customers (thousands)	32,486	1.9		32,486	1.4
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

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Segment information

Chile						Q
EUR million
		/	Q2'24		/	9M'23
Underlying income statement	Q3'24%		% excl. FX	9M'24%		% excl. FX
Net interest income	482	2.1	3.5	1,306	34.9	54.5
Net fee income	146	6.3	8.1	411	(8.6)	4.7
Gains (losses) on financial transactions [1]	66	21.1	23.1	173	(36.5)	(27.3)
Other operating income	(2)	(45.1)	(43.5)	(12)	—	—
Total income	691	4.8	6.3	1,878	10.9	26.9
Administrative expenses and amortizations	(236)	(2.1)	(0.5)	(701)	(9.1)	4.1
Net operating income	455	8.8	10.2	1,176	27.5	46.0
Net loan-loss provisions	(127)	0.7	2.4	(379)	31.9	51.0
Other gains (losses) and provisions	(11)	529.9	624.2	(30)	—	—
Profit before tax	317	9.3	10.5	767	14.4	31.0
Tax on profit	(60)	3.5	4.7	(153)	59.5	82.6
Profit from continuing operations	257	10.7	11.9	615	6.9	22.4
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	257	10.7	11.9	615	6.9	22.4
Non-controlling interests	(77)	9.8	10.9	(182)	14.9	31.6
Profit attributable to the parent	180	11.2	12.4	433	3.9	18.9

Balance sheet
Loans and advances to customers	40,740	0.4	(0.7)	40,740	(5.0)	0.6
Cash, central banks and credit institutions	5,374	1.6	0.6	5,374	(31.5)	(27.4)
Debt instruments	8,675	(15.1)	(16.0)	8,675	(31.6)	(27.5)
Other financial assets	12,687	(2.1)	(3.1)	12,687	(7.1)	(1.6)
Other asset accounts	2,560	(0.1)	(1.1)	2,560	(14.0)	(9.0)
Total assets	70,037	(2.2)	(3.2)	70,037	(12.5)	(7.3)
Customer deposits	29,138	2.6	1.6	29,138	1.0	7.0
Central banks and credit institutions	8,991	(23.1)	(23.9)	8,991	(44.9)	(41.7)
Marketable debt securities	10,583	(2.5)	(3.5)	10,583	(2.8)	2.9
Other financial liabilities	13,580	0.4	(0.6)	13,580	(7.3)	(1.8)
Other liabilities accounts	2,178	14.9	13.8	2,178	(43.4)	(40.0)
Total liabilities	64,470	(2.9)	(3.8)	64,470	(13.5)	(8.4)
Total equity	5,567	5.7	4.7	5,567	1.9	7.9

Memorandum items:
Gross loans and advances to customers [2]	41,850	0.2	(0.9)	41,850	(5.1)	0.5
Customer funds	40,989	3.5	2.5	40,989	5.1	11.3
Customer deposits [3]	28,948	2.2	1.2	28,948	1.4	7.4
Mutual funds	12,041	6.8	5.8	12,041	15.2	22.1

Ratios (%), operating means and customers
RoTE	19.3	1.4		15.6	1.5
Efficiency ratio	34.2	(2.4)		37.4	(8.2)
NPL ratio	5.33	0.21		5.33	0.43
NPL coverage ratio	51.8	(1.3)		51.8	(3.8)
Number of employees	9,530	0.1		9,530	(3.0)
Number of branches	235	(2.9)		235	(5.6)
Number of total customers (thousands)	4,213	4.0		4,213	7.8
Number of active customers (thousands)	2,542	2.0		2,542	12.3
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

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Segment information

Argentina
EUR million
			/ Q2'24		/ 9M'23
Underlying income statement	Q3'24	Q2'24%		9M'24%
Net interest income	390	397	(1.9)	1,812	2.6
Net fee income	111	73	53.1	315	(29.3)
Gains (losses) on financial transactions [1]	34	18	92.0	128	(64.1)
Other operating income	(115)	(23)	389.4	(815)	(18.2)
Total income	421	465	(9.5)	1,441	(8.4)
Administrative expenses and amortizations	(192)	(129)	49.3	(607)	(22.3)
Net operating income	228	336	(32.0)	834	5.4
Net loan-loss provisions	(63)	(31)	105.1	(129)	(10.2)
Other gains (losses) and provisions	(22)	(77)	(71.2)	(230)	121.0
Profit before tax	143	228	(37.3)	475	(12.6)
Tax on profit	(27)	(63)	(57.1)	(93)	(31.9)
Profit from continuing operations	116	165	(29.7)	382	(6.2)
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	116	165	(29.7)	382	(6.2)
Non-controlling interests	0	0	(43.0)	(1)	(35.4)
Profit attributable to the parent	116	164	(29.7)	382	(6.1)

Balance sheet
Loans and advances to customers	5,399	5,256	2.7	5,399	(12.9)
Cash, central banks and credit institutions	4,776	2,276	109.8	4,776	87.0
Debt instruments	1,767	1,841	(4.0)	1,767	(63.9)
Other financial assets	67	54	23.0	67	(8.1)
Other asset accounts	635	671	(5.4)	635	(39.0)
Total assets	12,644	10,099	25.2	12,644	(14.3)
Customer deposits	8,843	5,553	59.2	8,843	(5.6)
Central banks and credit institutions	941	1,590	(40.8)	941	(50.7)
Marketable debt securities	145	180	(19.7)	145	(5.1)
Other financial liabilities	707	920	(23.2)	707	(23.7)
Other liabilities accounts	305	285	6.8	305	(40.2)
Total liabilities	10,941	8,529	28.3	10,941	(14.9)
Total equity	1,703	1,570	8.5	1,703	(10.5)

Memorandum items:
Gross loans and advances to customers [2]	5,550	5,368	3.4	5,550	(12.9)
Customer funds	12,368	8,676	42.6	12,368	(13.2)
Customer deposits [3]	8,843	5,553	59.2	8,843	(5.5)
Mutual funds	3,525	3,123	12.9	3,525	(27.9)

Ratios (%), operating means and customers
RoTE	34.6		(19.8)	37.4	(2.1)
Efficiency ratio	45.7		18.0	42.1	(7.6)
NPL ratio	1.79		0.28	1.79	(0.11)
NPL coverage ratio	161.0		15.8	161.0	2.7
Number of employees	8,228		(1.5)	8,228	0.7
Number of branches	303		(3.5)	303	(10.1)
Number of total customers (thousands)	5,049		2.3	5,049	6.2
Number of active customers (thousands)	3,626		1.0	3,626	3.9
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

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Segment information

Other South America
EUR million
		/	Q2'24		/	9M'23
Underlying income statement	Q3'24%		% excl. FX	9M'24%		% excl. FX
Net interest income	175	(0.3)	5.3	528	8.6	9.7
Net fee income	70	(11.2)	(7.0)	223	19.4	19.0
Gains (losses) on financial transactions [1]	41	(19.2)	(14.3)	135	36.2	32.7
Other operating income	(1)	(43.8)	(36.5)	(3)	(74.9)	(75.3)
Total income	284	(5.9)	(0.8)	883	16.3	16.6
Administrative expenses and amortizations	(159)	1.4	5.2	(480)	10.7	10.5
Net operating income	124	(13.9)	(7.5)	403	23.8	24.7
Net loan-loss provisions	(48)	(11.8)	(6.5)	(157)	23.4	23.6
Other gains (losses) and provisions	(1)	(98.8)	(98.7)	(99)	998.5	—
Profit before tax	76	—	—	146	(22.6)	(21.8)
Tax on profit	(18)	(29.2)	(23.2)	(67)	(38.9)	(38.6)
Profit from continuing operations	58	—	—	79	0.0	1.9
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	58	—	—	79	0.0	1.9
Non-controlling interests	0	(97.6)	(97.6)	1	(46.1)	(46.1)
Profit attributable to the parent	58	—	—	79	(0.7)	1.2

Balance sheet
Loans and advances to customers	10,654	(5.3)	0.0	10,654	1.9	11.2
Cash, central banks and credit institutions	3,456	13.0	19.5	3,456	31.1	41.5
Debt instruments	1,955	(13.3)	(5.8)	1,955	(29.6)	(20.7)
Other financial assets	714	6.9	10.4	714	43.5	51.2
Other asset accounts	1,125	(31.4)	(29.8)	1,125	2.3	6.8
Total assets	17,904	(5.1)	0.2	17,904	2.5	11.8
Customer deposits	9,558	(3.7)	3.3	9,558	(1.8)	8.9
Central banks and credit institutions	4,734	(5.2)	(3.1)	4,734	8.6	14.1
Marketable debt securities	773	(3.8)	4.3	773	24.0	39.0
Other financial liabilities	427	(16.3)	(13.2)	427	2.2	7.5
Other liabilities accounts	685	(34.3)	(31.6)	685	1.2	10.0
Total liabilities	16,177	(6.4)	(1.2)	16,177	2.3	11.6
Total equity	1,727	8.4	15.1	1,727	4.7	13.9

Memorandum items:
Gross loans and advances to customers [2]	10,907	(5.2)	0.1	10,907	2.1	11.4
Customer funds	10,626	(3.5)	3.8	10,626	(1.1)	10.1
Customer deposits [3]	9,558	(3.7)	3.3	9,558	(1.8)	8.9
Mutual funds	1,068	(2.0)	7.9	1,068	6.3	21.5

Resources
Number of employees	5,251	(0.7)		5,251	9.9
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

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APMs
Alternative performance measures (APMs)
In addition to the financial information prepared under IFRS, this consolidated directors’ report contains financial measures that constitute alternative performance measures (APMs) to comply with the guidelines on alternative performance measures issued by the European Securities and Markets Authority on 5 October 2015 and non-IFRS measures.
The financial measures contained in this consolidated directors’ report that qualify as APMs and non-IFRS measures have been calculated using the financial information from Santander but are not defined or detailed in the applicable financial information framework or under IFRS and therefore have neither been audited nor are susceptible to being fully audited.
We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider these APMs and non-IFRS financial measures to be useful metrics for management and investors to facilitate operating performance comparisons from period to period. While we believe that these APMs and non-IFRS financial measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute of IFRS measures. In addition, the way in which Santander defines and calculates these APMs and non-IFRS measures may differ from the calculations by other companies with similar measures and, therefore, may not be comparable.
The APMs and non-IFRS measures we use in this document can be categorized as follows:
Underlying results
In addition to IFRS results measures, we present some results measures which are non-IFRS and which we refer to as underlying measures. These measures allow in our view a better year-on-year comparability given that they exclude items outside the ordinary performance of our business (e.g. capital gains, write-downs, impairment of goodwill) or certain line items have been reclassified in the underlying ("adjusted") income statement, as their impact on profit is zero, to facilitate comparisons with prior quarters and better understand the trends in the business.
In addition, in the section "Financial information by segment", relative to the primary and secondary segments, results are only presented on an underlying basis in accordance with IFRS 8, and reconciled on an aggregate basis to our IFRS consolidated results to the consolidated financial statements, which are set out below.

Reconciliation of underlying results to statutory results
EUR million
	January-September 2024
	Statutory results	Adjustments	Underlying results
Net interest income	34,682	—	34,682
Net fee income	9,666	—	9,666
Gains (losses) on financial transactions [1]	1,493	—	1,493
Other operating income	9	335	344
Total income	45,850	335	46,185
Administrative expenses and amortizations	(19,262)	—	(19,262)
Net operating income	26,588	335	26,923
Net loan-loss provisions	(9,571)	352	(9,219)
Other gains (losses) and provisions	(2,590)	(687)	(3,277)
Profit before tax	14,427	—	14,427
Tax on profit	(4,246)	—	(4,246)
Profit from continuing operations	10,181	—	10,181
Net profit from discontinued operations	—	—	—
Consolidated profit	10,181	—	10,181
Non-controlling interests	(872)	—	(872)
Profit attributable to the parent	9,309	—	9,309
1. Includes exchange differences.

Explanation of adjustments:
1.	Temporary levy on revenue in Spain in Q1 2024, totalling EUR 335 million, which was reclassified from total income to other gains (losses) and provisions.
2.	Provisions which strengthen the balance sheet in Brazil of EUR 352 million in Q2 2024 (EUR 174 million net of tax and minority interests).

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APMs

Reconciliation of underlying results to statutory results
EUR million
	January-September 2023
	Statutory results	Adjustments	Underlying results
Net interest income	32,139	—	32,139
Net fee income	9,222	—	9,222
Gains (losses) on financial transactions [1]	1,969	—	1,969
Other operating income	(459)	224	(235)
Total income	42,871	224	43,095
Administrative expenses and amortizations	(18,961)	—	(18,961)
Net operating income	23,910	224	24,134
Net loan-loss provisions	(9,511)	474	(9,037)
Other gains (losses) and provisions	(1,862)	(459)	(2,321)
Profit before tax	12,537	239	12,776
Tax on profit	(3,552)	(213)	(3,765)
Profit from continuing operations	8,985	26	9,011
Net profit from discontinued operations	—	—	—
Consolidated profit	8,985	26	9,011
Non-controlling interests	(842)	(26)	(868)
Profit attributable to the parent	8,143	—	8,143
1. Includes exchange differences.

Explanation of adjustments:
1.	Temporary levy on revenue in Spain in Q1 2023, totalling EUR 224 million, which was reclassified from total income to other gains (losses) and provisions.
2.	Provisions to strengthen the balance sheet in Brazil in Q1 2023, totalling EUR 235 million, net of tax and non-controlling interests (EUR 474 million recorded in net loan-loss provisions, EUR 213 million positive impact in tax and EUR 26 million in non-controlling interests).

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APMs
Profitability and efficiency ratios
The purpose of the profitability ratios is to measure the ratio of profit to capital, to tangible capital, to assets and to risk-weighted assets, while the efficiency ratio measures how much general administrative expenses (personnel and other) and amortization costs are needed to generate revenue.
Additionally, goodwill adjustments have been removed from the RoTE numerator as, since they are not considered in the denominator, we believe this calculation is more correct.

Ratio	Formula	Relevance of the metric
RoE	Profit attributable to the parent (annualized)	This ratio measures the return that shareholders obtain on the funds invested in the bank and as such measures the company's ability to pay shareholders.
(Return on equity)	Average stockholders’ equity [1] (excl. minority interests)
RoTE	Profit attributable to the parent (annualized)[2]	This indicator is used to evaluate the profitability of the company as a percentage of its tangible equity. It's measured as the return that shareholders receive as a percentage of the funds invested in the entity less intangible assets.
(Return on tangible equity)	Average stockholders' equity [1] (excl. minority interests) - intangible assets
RoA	Consolidated profit (annualized)	This metric measures the profitability of a company as a percentage of its total assets. It is an indicator that reflects the efficiency of the company's total funds in generating profit.
(Return on assets)	Average total assets
RoRWA	Consolidated profit (annualized)	The return adjusted for risk is a derivative of the RoA metric. The difference is that RoRWA measures profit in relation to the bank's risk-weighted assets.
(Return on risk-weighted assets)	Average risk-weighted assets
Efficiency ratio	Operating expenses [3]	One of the most commonly used indicators when comparing productivity of different financial entities. It measures the amount of funds used to generate the bank's total income.
Total income
1. Stockholders’ equity = Capital and Reserves + Accumulated other comprehensive income + Profit attributable to the parent + Dividends.
2. Excluding the adjustment to the valuation of goodwill.
3. Operating expenses = Administrative expenses + amortizations.

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APMs

Profitability and efficiency [1,2]	Q3'24	Q2'24	9M'24	9M'23
(EUR million and %)
RoE	13.4%	13.4%	12.9%	11.7%
Profit attributable to the parent (annualized)	13,000	12,827	12,412	10,858
Average stockholders' equity (excluding minority interests)	96,720	95,994	96,341	92,421

RoTE	16.7%	16.8%	16.2%	14.8%
Profit attributable to the parent (annualized)	13,000	12,827	12,412	10,858
(-) Goodwill impairment	-2	-2	-4	—
Profit attributable to the parent excluding goodwill impairment (annualized)	13,002	12,829	12,416	10,858
Average stockholders' equity (excluding minority interests)	96,720	95,994	96,341	92,421
(-) Average intangible assets	19,043	19,621	19,518	19,226
Average stockholders' equity (excl. minority interests) - intangible assets	77,677	76,373	76,823	73,195

RoA	0.80%	0.78%	0.76%	0.68%
Consolidated profit (annualized)	14,355	13,906	13,574	12,014
Average total assets	1,793,758	1,780,522	1,792,871	1,764,293

RoRWA	2.31%	2.18%	2.15%	1.93%
Consolidated profit (annualized)	14,355	13,906	13,574	12,014
Average risk-weighted assets	622,347	636,621	631,547	623,352

Efficiency ratio	41.9%	40.6%	41.7%	44.0%
Underlying operating expenses	6,349	6,366	19,262	18,961
Operating expenses	6,349	6,366	19,262	18,961
Adjustments to operating expenses for items outside ordinary course of businesses	—	—	—	—
Underlying total income	15,135	15,670	46,185	43,095
Total income	15,135	15,670	45,850	42,871
Adjustments to total income for items outside ordinary course of businesses	—	—	335	224
1.Averages included in the RoE, RoTE, RoA and RoRWA denominators are calculated using the monthly average over the period, which we believe should not differ materially from using daily balances.
2.The risk-weighted assets included in the denominator of the RoRWA metric are calculated in line with the criteria laid out in the CRR (Capital Requirements Regulation).

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APMs

Ratio	Formula	Relevance of the metric
Global business RoTE	Profit attributable to the parent excluding goodwill impairment (annualized)	This indicator is used to evaluate the profitability of the company as a percentage of its tangible equity. It's measured as the return that shareholders receive as a percentage of the funds invested in the entity less intangible assets.
Average stockholders' equity (excl. minority interests) - intangible assets [1]
1.Allocated according to RWA consumption.

RoTE (EUR million and %)
	9M'24			9M'23
	%	Numerator	Denominator	%	Numerator	Denominator
Retail & Commercial Banking	18.5	7,110	38,376	14.9	5,503	36,958
Digital Consumer Bank	11.9	2,010	16,887	11.6	1,925	16,570
Corporate & Investment Banking	18.1	2,718	15,031	20.3	2,860	14,057
Wealth Management & Insurance	81.1	1,687	2,080	77.2	1,478	1,915
Payments	9.4	239	2,553	21.0	537	2,556
PagoNxt	-	-	-	-	-	-
Cards	33.0	671	2,033	33.3	671	2,012

Europe	17.1	6,706	39,176	14.8	5,568	37,690
Spain	21.8	3,783	17,335	14.7	2,472	16,764
United Kingdom	11.1	1,301	11,714	14.0	1,658	11,838
Portugal	26.8	1,056	3,944	23.1	806	3,484
Poland	21.6	857	3,971	18.9	705	3,724
DCB Europe	9.2	927	10,102	11.3	1,097	9,666
North America	11.2	2,576	22,975	10.4	2,533	24,421
US	8.1	1,173	14,540	7.4	1,153	15,545
Mexico	19.3	1,645	8,520	17.6	1,551	8,808
South America	17.2	3,555	20,711	14.8	3,106	20,973
Brazil	16.8	2,363	14,051	13.7	1,902	13,856
Chile	15.6	577	3,702	14.1	556	3,953
Argentina	37.4	509	1,360	39.5	542	1,372
Numerator: profit attributable to the parent excluding goodwill impairment (annualized).
Denominator: average stockholders' equity (excluding minority interests) - intangible assets, for global businesses allocated according to RWA consumption.
PagoNxt's RoTE is not provided as we do not consider it a relevant metric to measure performance in this type of business.

Efficiency ratio (EUR million and %)
	9M'24			9M'23
	%	Numerator	Denominator	%	Numerator	Denominator
Retail & Commercial Banking	39.3	9,525	24,219	43.5	9,735	22,367
Digital Consumer Bank	40.7	3,896	9,584	42.6	3,892	9,141
Corporate & Investment Banking	44.4	2,782	6,261	40.8	2,377	5,824
Wealth Management & Insurance	34.2	931	2,718	36.3	881	2,426
Payments	46.3	1,854	4,007	45.0	1,794	3,989
PagoNxt	99.4	889	894	100.5	823	819
Cards	31.0	965	3,113	30.6	970	3,170

Europe	39.4	6,958	17,663	41.1	6,673	16,228
Spain	34.7	3,138	9,048	40.1	3,127	7,791
United Kingdom	56.0	2,161	3,860	48.2	2,047	4,245
Portugal	24.6	404	1,642	28.7	401	1,398
Poland	27.3	719	2,634	26.5	622	2,344
DCB Europe	46.5	1,976	4,252	48.3	1,967	4,069
North America	47.8	4,976	10,406	48.0	4,707	9,807
US	50.4	2,843	5,639	49.9	2,714	5,442
Mexico	41.9	1,976	4,721	42.7	1,845	4,318
South America	35.1	5,078	14,468	39.1	5,332	13,641
Brazil	32.0	3,289	10,266	34.8	3,345	9,616
Chile	37.4	701	1,878	45.5	771	1,694
Argentina	42.1	607	1,441	49.7	781	1,572
Numerator: underlying operating expenses.
Denominator: underlying total income.

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APMs
Credit risk indicators
The credit risk indicators measure the quality of the credit portfolio and the percentage of non-performing loans covered by provisions.

Ratio	Formula	Relevance of the metric
NPL ratio (Non-performing loans)	Credit impaired customer loans and advances, guarantees and undrawn balances	The NPL ratio is an important variable regarding financial institutions' activity since it gives an indication of the level of risk the entities are exposed to. It calculates risks that are, in accounting terms, declared to be credit impaired as a percentage of the total outstanding amount of customer credit and contingent liabilities.
Total Risk [1]

Total coverage ratio	Total allowances to cover impairment losses on customer loans and advances, guarantees and undrawn balances	The total coverage ratio is a fundamental metric in the financial sector. It reflects the level of provisions as a percentage of the credit impaired assets. Therefore it is a good indicator of the entity's solvency against customer defaults both present and future.
Credit impaired customer loans and advances, guarantees and undrawn balances

Cost of risk	Allowances for loan-loss provisions over the last 12 months	This ratio quantifies loan-loss provisions arising from credit risk over a defined period of time for a given loan portfolio. As such, it acts as an indicator of credit quality.
Average loans and advances to customers over the last 12 months
1. Total risk = non-impaired and impaired customer loans and advances and guarantees + impaired undrawn customer balances.

Credit risk (I)	Sep-24	Jun-24	Sep-23
(EUR million and %)
NPL ratio	3.06%	3.02%	3.13%
Credit impaired customer loans and advances, guarantees and undrawn balances	35,723	35,091	35,558
Gross loans and advances to customers registered under the headings “financial assets measured at amortized cost” and "financial assets designated at fair value through profit or loss" classified in stage 3 (OCI), excluding POCI (Purchased or Originated Credit Impaired)	33,890	33,362	33,682
POCI exposure (Purchased or Originated Credit Impaired) that is additionally impaired	231	252	288
Customer guarantees and undrawn balances classified in stage 3	1,593	1,467	1,577
Doubtful exposure of loans and advances to customers at fair value through profit or loss	9	10	11
Total risk	1,168,574	1,163,654	1,135,383
Impaired and non-impaired gross loans and advances to customers	1,089,441	1,088,220	1,062,413
Impaired and non-impaired customer guarantees and impaired undrawn customer balances	79,133	75,434	72,970

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Credit risk (II)	Sep-24	Jun-24	Sep-23
(EUR million and %)
Total coverage ratio	64%	66%	68%
Total allowances to cover impairment losses on customer loans and advances, guarantees and undrawn balances	22,735	23,323	24,019
Total allowances to cover impairment losses on loans and advances to customers measured at amortized cost and designated at fair value through OCI	22,022	22,625	23,242
Total allowances to cover impairment losses on customer guarantees and undrawn balances	713	698	777
Credit impaired customer loans and advances, guarantees and undrawn balances	35,723	35,091	35,558
Gross loans and advances to customers registered under the headings “financial assets measured at amortized cost” and "financial assets designated at fair value through profit or loss" classified in stage 3 (OCI), excluding POCI (Purchased or Originated Credit Impaired)	33,890	33,362	33,682
POCI exposure (Purchased or Originated Credit Impaired) that is additionally impaired	231	252	288
Customer guarantees and undrawn balances classified in stage 3	1,593	1,467	1,577
Doubtful exposure of loans and advances to customers at fair value through profit or loss	9	10	11

Cost of risk	1.18%	1.21%	1.13%
Underlying allowances for loan-loss provisions over the last 12 months	12,640	12,930	12,055
Allowances for loan-loss provisions over the last 12 months	12,992	13,282	12,529
Adjustments to loan-loss provisions for items outside ordinary course of businesses	-352	-352	-474
Average loans and advances to customers over the last 12 months	1,070,585	1,064,870	1,064,199

NPL ratio
(EUR million and %)
	9M'24			9M'23
	%	Numerator	Denominator	%	Numerator	Denominator
Retail & Commercial Banking	3.28	21,486	654,371	3.18	20,901	657,788
Digital Consumer Bank	4.87	10,304	211,374	4.65	9,580	206,116
Corporate & Investment Banking	0.88	2,210	250,087	1.37	2,993	218,758
Wealth Management & Insurance	0.69	165	23,917	0.82	193	23,626
Payments	5.52	1,255	22,712	5.06	1,189	23,524
PagoNxt	-	-	-	-	-	-
Cards	5.62	1,223	21,755	5.13	1,151	22,434

Europe	2.25	14,758	656,839	2.32	14,490	625,391
Spain	2.80	8,313	296,731	3.06	8,602	280,849
United Kingdom	1.44	3,696	256,374	1.42	3,540	249,715
Portugal	2.47	1,013	41,035	2.48	983	39,620
Poland	3.91	1,687	43,151	3.63	1,334	36,743
DCB Europe	2.44	3,405	139,508	2.08	2,746	131,780
North America	3.98	7,761	195,145	3.83	7,481	195,162
US	4.40	6,426	146,029	4.24	6,025	142,048
Mexico	2.70	1,324	49,076	2.72	1,443	53,039
South America	5.55	9,496	170,969	5.71	10,140	177,479
Brazil	6.25	6,701	107,180	6.71	7,472	111,283
Chile	5.33	2,367	44,430	4.90	2,299	46,901
Argentina	1.79	108	6,019	1.91	122	6,391
Numerator: credit impaired customer loans and advances, guarantees and undrawn balances.
Denominator: total risk.
PagoNxt's NPL ratio is not provided as we do not consider it a relevant metric for this type of business.

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APMs

NPL coverage ratio
(EUR million and %)
	9M'24			9M'23
	%	Numerator	Denominator	%	Numerator	Denominator
Retail & Commercial Banking	57.7	12,390	21,486	63.5	13,265	20,901
Digital Consumer Bank	74.7	7,699	10,304	79.4	7,606	9,580
Corporate & Investment Banking	36.0	795	2,210	35.4	1,058	2,993
Wealth Management & Insurance	73.1	121	165	54.2	104	193
Payments	133.1	1,670	1,255	143.9	1,711	1,189
PagoNxt	-	-	-	-	-	-
Cards	134.6	1,646	1,223	146.0	1,680	1,151

Europe	48.3	7,135	14,758	51.1	7,405	14,490
Spain	50.0	4,160	8,313	51.2	4,401	8,602
United Kingdom	28.4	1,050	3,696	31.9	1,130	3,540
Portugal	78.1	791	1,013	84.6	831	983
Poland	66.3	1,118	1,687	76.5	1,021	1,334
DCB Europe	83.3	2,838	3,405	92.2	2,532	2,746
North America	71.3	5,531	7,761	78.8	5,895	7,481
US	64.5	4,146	6,426	73.1	4,403	6,025
Mexico	104.0	1,377	1,324	102.7	1,482	1,443
South America	75.5	7,170	9,496	78.0	7,913	10,140
Brazil	82.1	5,502	6,701	83.0	6,199	7,472
Chile	51.8	1,226	2,367	55.6	1,279	2,299
Argentina	161.0	174	108	158.3	193	122
Numerator: total allowances to cover impairment losses on customer loans and advances, guarantees and undrawn balances.
Denominator: credit impaired customer loans and advances, guarantees and undrawn balances.
PagoNxt's coverage ratio is not provided as we do not consider it a relevant metric for this type of business.

Cost of risk
(EUR million and %)
	9M'24			9M'23
	%	Numerator	Denominator	%	Numerator	Denominator
Retail & Commercial Banking	0.98	6,186	634,138	0.95	6,305	664,507
Digital Consumer Bank	2.12	4,440	209,090	2.01	3,999	198,737
Corporate & Investment Banking	0.21	364	175,401	0.15	229	152,114
Wealth Management & Insurance	0.08	19	22,894	(0.05)	(12)	22,531
Payments	7.01	1,629	23,229	7.69	1,550	20,164
PagoNxt	-	-	-	-	-	-
Cards	7.24	1,615	22,293	7.68	1,507	19,624

Europe	0.35	2,026	586,107	0.44	2,587	590,431
Spain	0.52	1,280	247,399	0.62	1,570	252,210
United Kingdom	0.05	116	251,285	0.12	311	254,207
Portugal	0.07	28	38,132	0.17	66	39,191
Poland	1.67	599	35,876	1.98	625	31,536
DCB Europe	0.75	1,016	135,675	0.60	755	126,125
North America	2.15	3,962	184,435	1.91	3,480	182,400
US	1.94	2,645	136,013	1.77	2,406	136,256
Mexico	2.69	1,315	48,952	2.34	1,067	45,640
South America	3.55	5,634	158,535	3.30	5,250	159,098
Brazil	4.78	4,827	101,059	4.67	4,535	97,153
Chile	1.09	456	41,953	0.87	395	45,537
Argentina	4.88	136	2,775	4.09	169	4,143
Numerator: underlying allowances for loan-loss provisions over the last 12 months.
Denominator: average loans and advances to customers over the last 12 months.
PagoNxt's cost of risk is not provided as we do not consider it a relevant metric for this type of business.

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Other indicators
The Group has a series of additional financial metrics which facilitate analysis of the underlying business trends and performance. It also has another set of ESG indicators which enables us to track the progress of our Responsible Banking objectives.

Ratio	Formula	Relevance of the metric
TNAV per share	Tangible book value [1]	This is a very commonly used ratio used to measure the company's accounting value per share having deducted the intangible assets. It is useful in evaluating the amount each shareholder would receive if the company were to enter into liquidation and had to sell all the company's tangible assets.
(Tangible equity net asset value per share)	Number of shares excluding treasury stock

Price / tangible book value per share (X)	Share price	This is one of the most commonly used ratios by market participants for the valuation of listed companies both in absolute terms and relative to other entities. This ratio measures the relationship between the price paid for a company and its accounting equity value.
TNAV per share

LTD ratio	Net loans and advances to customers	This is an indicator of the bank's liquidity. It measures the total (net) loans and advances to customers as a percentage of customer deposits.
(Loan-to-deposit)	Customer deposits

Loans and advances (excl. reverse repos)	Gross loans and advances to customers excluding reverse repos	In order to aid analysis of the commercial banking activity, reverse repos are excluded as they are highly volatile treasury products.

Deposits (excl. repos)	Customer deposits excluding repos	In order to aid analysis of the commercial banking activity, repos are excluded as they are highly volatile treasury products.

PAT + After tax fees paid to SAN (in Wealth Management & Insurance)	Net profit + fees paid from Santander Asset Management and Santander Insurance to Santander, net of taxes, excluding Private Banking customers	Metric to assess Wealth Management & Insurance's total contribution to Grupo Santander profit.

1. Tangible book value = Stockholders' equity (excl. minority interests) - intangible assets.

Others	Sep-24	Jun-24		Sep-23
TNAV (tangible book value) per share	5.04	4.94		4.61
Tangible book value	77,522	76,514		74,561
Number of shares excl. treasury stock (million)	15,390	15,492		16,176

Price / Tangible book value per share (X)	0.91	0.88		0.79
Share price (euros)	4.601	4.331		3.619
TNAV (tangible book value) per share	5.04	4.94		4.61

Loan-to-deposit ratio	102%	103%		100%
Net loans and advances to customers	1,067,419	1,065,596		1,039,172
Customer deposits	1,045,911	1,037,646		1,034,885

	Q3'24	Q2'24	9M'24	9M'23
PAT + After tax fees paid to SAN (in Wealth) (Constant EUR million)	912	866	2,601	2,300
Profit after tax	475	433	1,324	1,152
Net fee income net of tax	437	433	1,277	1,148

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APMs

ESG indicators

Metric	Definition	Sep-24
Green finance raised and facilitated (EUR billion)	Nominal amount of project finance, financial advisory, project bonds, green bonds (DCM), export finance (ECA), mergers and acquisitions (M&A), and equity capital markets (ECM) transactions ranked by the SCFS panel and reported in the League Tables of Dealogic, Inframation News, TXF and Mergermarket since the beginning of the year.	14.3
Green finance raised and facilitated accumulated from 2019-2025 (EUR billion)	Cumulative amount of green finance disbursed and made available since 2019.	129.7
Socially responsible investment assets under management (SRI AuMs) (EUR billion)	Value corresponding to total volume of assets under management registered as article 8 - promoting ESG characteristics - and 9 - with explicit sustainability objectives - of the Sustainable Finance Disclosure Regulation (SFDR, EU Reg. 2019/2088) except for illiquid investments in Private Banking which are reported in terms of committed capital. It includes: i) assets managed or advised by Santander Asset Management (SAM) and other Group asset managers in the EU and, using equivalent criteria, in countries where SFDR does not apply; and ii) third party funds and assets advised deemed sustainable investments according to SFDR (Article 2.17) or using internal criteria as per SFICS (Sustainable Finance & Investment Classification System).	85.0
Credit disbursed to microentrepreneurs (EUR million)	Total amount of credit disbursed during the year to low-income entrepreneurs with low access to banking service, or with difficulties in accessing credit, with the objective of creating and/or growing their businesses. Data include information on microfinance programmes in Brazil, Colombia, Mexico and Peru.	950
Support (investment) for education, employment and entrepreneurship (EUR million)	Total amount invested to support education, employment and entrepreneurship.	61.9
Support (investment) for education, employment and entrepreneurship accumulated from 2023-2025 (EUR million)	Cumulative amount of investment in education, employability and entrepreneurship since 2023.	167.0
Support (investment) for other local initiatives (EUR million)	Total amount invested through local initiatives to promote childhood education, social welfare (especially among vulnerable groups), art and culture.	27
Financing volume of renewable electric vehicles (EUR billion)	Financing volume of vehicles powered exclusively by a rechargeable electric battery (no petrol engine).	5.0
Note: targets were set before the publication of the European taxonomy in Q2 2023. Therefore, target definitions are not fully aligned with the taxonomy.

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Local currency measures
We make use of certain financial measures in local currency to help in the assessment of our ongoing operating performance. These non-IFRS financial measures include the results of operations of our subsidiary banks located outside the eurozone, excluding the impact of foreign exchange. Because changes in foreign currency exchange rates do not have an operating impact on the results, we believe that evaluating their performance on a local currency basis provides an additional and meaningful assessment of performance to both management and the company’s investors.
The Group presents, at both the Group level as well as the business unit level, the real changes in the income statement as well as the changes excluding the exchange rate effect ("excluding FX" or "constant euros"), as it considers the latter facilitates analysis, since it enables businesses movements to be identified without taking into account the impact of converting each local currency into euros.
Said variations, excluding the impact of exchange rate movements, are calculated by converting income statement lines for the different business units comprising the Group into our presentation currency, the euro, applying the average exchange rate for 9M 2024 to all periods contemplated in the analysis. We use this method for all countries with the exception of Argentina, where we use the exchange rate on the last working day of each period presented, given it is a hyperinflationary economy, to mitigate the distortions caused by the hyperinflation.
The Group presents, at both the Group level as well as the business unit level, the changes in euros in the balance sheet as well as the changes excluding the exchange rate effect for loans and advances to customers excluding reverse repurchase agreements (repos) and customer funds (which comprise deposits and mutual funds) excluding repos. As with the income statement, the reason is to facilitate analysis by isolating the changes in the balance sheet that are not caused by converting each local currency into euros.
These changes excluding the impact of exchange rate movements are calculated by converting loans and advances to customers excluding reverse repos and customer funds excluding repos, into our presentation currency, the euro, applying the closing exchange rate on the last working day of September 2024 to all periods contemplated in the analysis. We use this method to calculate the variations in loans and advances to customers excluding reverse repos and customer funds excluding repos for all countries with the exception of Argentina, where we use the exchange rate on the last working day of each period presented, given it is a hyperinflationary economy, to mitigate the distortions caused by the hyperinflation.
From Q2 2024, we have begun to apply a new theoretical exchange rate for the Argentine peso. This decision is due to the significant divergence that we have observed between the official exchange rate and other macroeconomic magnitudes, mainly inflation. The new theoretical exchange rate also reflects the implicit exchange rate observed in certain transactions ordered between market participants under the prevailing economic conditions, such as the repatriation of dividends from businesses in Argentina. This theoretical rate has been modelled by our Economic Research Team primarily taking into account the inflation differential of Argentina with respect to the US.
The average and period-end exchange rates for the main currencies in which the Group operates are set out in the table below.

Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)
	9M'24	9M'23	Sep-24	Jun-24	Sep-23
US dollar	1.087	1.083	1.116	1.071	1.058
Pound sterling	0.851	0.870	0.832	0.848	0.867
Brazilian real	5.682	5.420	6.074	5.943	5.295
Mexican peso	19.208	19.251	21.874	19.561	18.392
Chilean peso	1,017.949	889.030	1,001.107	1,011.373	945.192
Argentine peso[1]	1,617.838	254.654	1,617.838	1,498.930	370.374
Polish zloty	4.305	4.581	4.282	4.308	4.621
1. From Q2 2024 onwards, a theoretical exchange rate has been used, as explained in the text above. We continue to apply the official ARS exchange rate to all prior periods.

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Impact of inflation rate on the variations of operating expenses
Santander presents, for both the Group and the business units included in the primary and secondary segments: i) the changes in operating expenses in euros, ii) the changes excluding the exchange rate effect with the exception of Argentina which is calculated as described above in "Local currency measures", and iii) the changes excluding the exchange rate effect minus the effect of average inflation over the last twelve months except for Argentina as cost growth in euros should already largely reflect the effect of hyperinflation on exchange rates. The reason is that the two latter facilitate analysis for management purposes.
Inflation is calculated as the arithmetic average of the last twelve months for each country and, for the regions, as the weighted average of each country comprising the region's inflation rate, weighted by each country's operating expenses in the region. For South America, we exclude the impact of inflation in Argentina from the calculation of the region's average inflation as cost growth in euros should already largely reflect the effect of hyperinflation on exchange rates.

The table below shows the average inflation rates calculated as indicated.

Average inflation last 12 months
%
Retail & Commercial Banking	3.5
Digital Consumer Bank	2.9
Corporate & Investment Banking	3.3
Wealth Management & Insurance	3.2
Payments	3.4

Europe	3.0
Spain	3.0
United Kingdom	3.0
Portugal	2.2
Poland	4.1
North America	3.7
US	3.1
Mexico	4.7
South America[1]	3.7
Brazil	4.3
Chile	4.3
DCB Europe	2.5
Total Group[1]	3.4
1. Excluding the impact of inflation in Argentina.

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Condensed consolidated financial statements
Interim condensed consolidated financial statements
•CONDENSED CONSOLIDATED BALANCE SHEET
•CONDENSED CONSOLIDATED INCOME STATEMENT

NOTE:	The following financial information for the first nine months of 2024 and 2023 (attached herewith) corresponds to the condensed consolidated financial statements prepared in accordance with the International Financial Reporting Standards.

Condensed consolidated balance sheet
EUR million

ASSETS	Sep-24	Dec-23	Sep-23
Cash, cash balances at central banks and other deposits on demand	169,377	220,342	217,057
Financial assets held for trading	232,039	176,921	201,226
Non-trading financial assets mandatorily at fair value through profit or loss	6,347	5,910	6,104
Financial assets designated at fair value through profit or loss	9,113	9,773	9,650
Financial assets at fair value through other comprehensive income	80,171	83,308	86,029
Financial assets at amortised cost	1,198,673	1,191,403	1,187,206
Hedging derivatives	5,637	5,297	7,234
Changes in the fair value of hedged items in portfolio hedges of interest risk	(313)	(788)	(3,151)
Investments	8,640	7,646	7,819
Joint ventures entities	2,060	1,964	2,026
Associated entities	6,580	5,682	5,793
Assets under reinsurance contracts	217	237	233
Tangible assets	32,536	33,882	34,449
Property, plant and equipment	31,612	32,926	33,395
For own-use	12,469	13,408	13,575
Leased out under an operating lease	19,143	19,518	19,820
Investment property	924	956	1,054
Of which : Leased out under an operating lease	768	851	889
Intangible assets	19,077	19,871	19,635
Goodwill	13,487	14,017	14,072
Other intangible assets	5,590	5,854	5,563
Tax assets	28,589	31,390	30,646
Current tax assets	9,471	10,623	9,620
Deferred tax assets	19,118	20,767	21,026
Other assets	9,217	8,856	9,615
Insurance contracts linked to pensions	95	93	90
Inventories	6	7	8
Other	9,116	8,756	9,517
Non-current assets held for sale	2,939	3,014	3,092
TOTAL ASSETS	1,802,259	1,797,062	1,816,844

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Condensed consolidated financial statements

Condensed consolidated balance sheet
EUR million

LIABILITIES	Sep-24	Dec-23	Sep-23
Financial liabilities held for trading	143,559	122,270	143,986
Financial liabilities designated at fair value through profit or loss	34,503	40,367	39,602
Financial liabilities at amortized cost	1,459,778	1,468,703	1,468,719
Hedging derivatives	5,000	7,656	8,758
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	50	55	(217)
Liabilities under insurance or reinsurance contracts	18,037	17,799	17,177
Provisions	8,571	8,441	8,369
Pensions and other post-retirement obligations	2,318	2,225	2,232
Other long term employee benefits	833	880	795
Taxes and other legal contingencies	2,604	2,715	2,637
Contingent liabilities and commitments	713	702	777
Other provisions	2,103	1,919	1,928
Tax liabilities	9,177	9,932	10,586
Current tax liabilities	3,040	3,846	4,180
Deferred tax liabilities	6,137	6,086	6,406
Other liabilities	18,521	17,598	16,967
Liabilities associated with non-current assets held for sale	—	—	—
TOTAL LIABILITIES	1,697,196	1,692,821	1,713,947

EQUITY
Shareholders' equity	134,070	130,443	128,718
Capital	7,747	8,092	8,092
Called up paid capital	7,747	8,092	8,092
Unpaid capital which has been called up	—	—	—
Share premium	41,604	44,373	44,373
Equity instruments issued other than capital	744	720	712
Equity component of the compound financial instrument	—	—	—
Other equity instruments issued	744	720	712
Other equity	213	195	196
Accumulated retained earnings	82,324	74,114	74,115
Revaluation reserves	—	—	—
Other reserves	(5,887)	(5,751)	(5,574)
(-) Own shares	(459)	(1,078)	(28)
Profit attributable to shareholders of the parent	9,309	11,076	8,143
(-) Interim dividends	(1,525)	(1,298)	(1,311)
Other comprehensive income (loss)	(37,471)	(35,020)	(34,522)
Items not reclassified to profit or loss	(5,256)	(5,212)	(4,974)
Items that may be reclassified to profit or loss	(32,215)	(29,808)	(29,548)
Non-controlling interest	8,464	8,818	8,701
Other comprehensive income	(1,852)	(1,559)	(1,692)
Other items	10,316	10,377	10,393
TOTAL EQUITY	105,063	104,241	102,897
TOTAL LIABILITIES AND EQUITY	1,802,259	1,797,062	1,816,844

MEMORANDUM ITEMS: OFF BALANCE SHEET AMOUNTS
Loan commitments granted	291,385	279,589	289,742
Financial guarantees granted	15,780	15,435	15,605
Other commitments granted	138,136	113,273	112,854

January - September 2024	89

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix	Index
Condensed consolidated financial statements

Condensed consolidated income statement
EUR million

	9M'24	9M'23
Interest income	84,394	78,142
Financial assets at fair value through other comprehensive income	5,168	5,418
Financial assets at amortized cost	62,890	57,973
Other interest income	16,336	14,751
Interest expense	(49,712)	(46,003)
Interest income/ (charges)	34,682	32,139
Dividend income	584	474
Income from companies accounted for using the equity method	497	462
Commission income	13,034	12,447
Commission expense	(3,368)	(3,225)
Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net	19	88
Financial assets at amortized cost	(40)	—
Other financial assets and liabilities	59	88
Gain or losses on financial assets and liabilities held for trading, net	808	555
Reclassification of financial assets at fair value through other comprehensive income	—	—
Reclassification of financial assets from amortized cost	—	—
Other gains (losses)	808	555
Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss	627	38
Reclassification of financial assets at fair value through other comprehensive income	—	—
Reclassification of financial assets from amortized cost	—	—
Other gains (losses)	627	38
Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net	41	287
Gain or losses from hedge accounting, net	28	96
Exchange differences, net	(30)	905
Other operating income (*)	702	587
Other operating expenses	(1,791)	(2,012)
Income from insurance and reinsurance contracts	348	542
Expenses from insurance and reinsurance contracts	(331)	(512)
Total income	45,850	42,871
Administrative expenses	(16,792)	(16,556)
Staff costs	(10,558)	(10,080)
Other general and administrative expenses	(6,234)	(6,476)
Depreciation and amortization	(2,470)	(2,405)
Provisions or reversal of provisions, net	(2,521)	(1,989)
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss and net gains and losses from modifications	(9,524)	(9,477)
Financial assets at fair value through other comprehensive income	(7)	(20)
Financial assets at amortized cost	(9,517)	(9,457)
Impairment of investments in subsidiaries, joint ventures and associates, net	—	—
Impairment on non-financial assets, net	(436)	(129)
Tangible assets	(249)	(77)
Intangible assets	(184)	(40)
Others	(3)	(12)
Gain or losses on non-financial assets and investments, net	371	280
Negative goodwill recognized in results	—	—
Gains or losses on non-current assets held for sale not classified as discontinued operations	(51)	(58)
Operating profit/(loss) before tax	14,427	12,537
Tax expense or income from continuing operations	(4,246)	(3,552)
Profit/(loss) for the period from continuing operations	10,181	8,985
Profit/( loss) after tax from discontinued operations	—	—
Profit/(loss) for the period	10,181	8,985
Profit attributable to non-controlling interests	872	842
Profit/(loss) attributable to the parent	9,309	8,143

Earnings/(losses) per share
Basic	0.57	0.48
Diluted	0.57	0.48
(*) Includes -EUR 796 million at 30 September 2024 (-EUR 973 million at 30 September 2023) derived from the net monetary loss generated in Argentina as a result of the application of IAS 29 Financial reporting in hyperinflationary economies.

90	January - September 2024

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix	Index
Glossary
Glossary
•A2A: account-to-account
•Active customer: Those customers who comply with the minimum balance, income and/or transactionality requirements as defined according to the business area
•ADR: American Depositary Receipt
•APM: Alternative Performance Measures
•AuMs: Assets under management
•bn: Billion
•BNPL: Buy now, pay later
•bps: basis points
•CDI: CREST Depository Interest
•CET1: Common Equity Tier 1
•CF: Corporate Finance
•CHF: Swiss francs
•CIB: Corporate & Investment Banking
•CNMV: Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores)
•Consumer: Digital Consumer Bank
•Costs in real terms: variations excluding the effect of average inflation over the last twelve months
•DCBE: Digital Consumer Bank Europe
•Digital customers: Every consumer of a commercial bank’s services who has logged on to their personal online banking and/or mobile banking in the last 30 days
•ECB: European Central Bank
•EPS: Earnings per share
•ESG: Environmental, Social and Governance
•ESMA: European Securities and Markets Authority
•Fed: Federal Reserve
•Financial inclusion: Number of people who are unbanked, underbanked, in financial difficulty, with difficulties in accessing credit who, through the Group's products and services, are able to access the financial system or receive tailored finance. Financially underserved groups are defined as people who do not have a current account, or who have an account but obtained alternative (non-bank) financial services in the last 12 months. Beneficiaries of various programmes are included in the quantification process only once in the entire period. Only new empowered people are counted, taking as a base year those existing since 2019.
•FX: Foreign Exchange
•GB: Global Banking
•GDF: Global Debt Financing
•GDP: Gross Domestic Product
•GTB: Global Transaction Banking
•IA: Artificial intelligence
•IFRS 9: International Financial Reporting Standard 9, regarding financial instruments
•IFRS 17: International Financial Reporting Standard 9, regarding insurance contracts
•IT: Information technology
•LCR: Liquidity Coverage Ratio
•LLPs: Loan-loss provisions
•MDA: Maximum Distributable Amount
•mn: Million
•MREL: Minimum Requirement for own funds and eligible liabilities)
•NII: Net Interest Income
•NPS: Net Promoter Score
•ODS: Open Digital Services
•PBT: Profit before tax
•pp: percentage points
•QoQ: quarter-on-quarter
•P2R: Pillar 2 requirement
•Payments: PagoNxt (Getnet, Ebury y PagoNxt Payments) y Cards
•PB: Private Banking
•PoS: Point of sale
•Retail: Retail & Commercial Banking
•Repos: Repurchase agreements
•RoA: Return on assets
•RoE: Return on equity
•RoRWA: Return on risk-weighted assets
•RoTE: Return on tangible equity
•RWAs: Risk-weighted assets
•SAM: Santander Asset Management
•SBNA: Santander Bank N.A.
•SCIB: Santander Corporate & Investment Banking
•SC USA: Santander Consumer USA
•SEC: Securities and Exchanges Commission
•SHUSA: Santander Holdings USA, Inc.
•SMEs: Small and medium enterprises
•SPAC: Special Purpose Acquisition Company
•SRF: Single Resolution Fund
•TLAC: The total loss-absorbing capacity requirement which is required to be met under the CRD V package
•TNAV: Tangible net asset value
•TPV: Total payments volume
•VaR: Value at Risk
•Wealth: Wealth Management & Insurance
•YoY: year-on-year

January - September 2024	91

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Important Information
Important information
Non-IFRS and alternative performance measures
This report contains financial information prepared according to International Financial Reporting Standards (IFRS) and taken from our consolidated financial statements, as well as alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS measures. The APMs and non-IFRS measures were calculated with information from Grupo Santander; however, they are neither defined or detailed in the applicable financial reporting framework nor audited or reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider them to be useful metrics for our management and investors to compare operating performance between periods. APMs we use are presented unless otherwise specified on a constant FX basis, which is computed by adjusting comparative period reported data for the effects of foreign currency translation differences, which distort period-on-period comparisons. Nonetheless, the APMs and non-IFRS measures are supplemental information; their purpose is not to substitute IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes. APMs using ESG labels have not been calculated in accordance with the Taxonomy Regulation or with the indicators for principal adverse impact in SFDR. For further details on APMs and Non-IFRS Measures, including their definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see the 2023 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on 21 February 2024 (https://www.santander.com/content/dam/santander-com/en/documentos/informacion-sobre-resultados-semestrales-y-anuales-suministrada-a-la-sec/2024/sec-2023-annual-20-f-2023-en.pdf), as well as the section “Alternative performance measures” of this Banco Santander, S.A. (Santander) Q3 2024 Financial Report, published on 29 October 2024 (https://www.santander.com/en/shareholders-and-investors/financial-and-economic-information#quarterly-results). Underlying measures, which are included in this report, are non-IFRS measures.
The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the businesses included and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries.
Non-financial information
This report contains, in addition to financial information, non-financial information (NFI), including environmental, social and governance-related metrics, statements, goals, commitments and opinions.
NFI is not audited nor reviewed by an external auditor. NFI is prepared following various external and internal frameworks, reporting guidelines and measurement, collection and verification methods and practices, which are materially different from those applicable to financial information and are in many cases emerging and evolving. NFI is based on various materiality thresholds, estimates, assumptions, judgments and underlying data derived internally and from third parties. NFI is thus subject to significant measurement uncertainties, may not be comparable to NFI of other companies or over time or across periods and its inclusion is not meant to imply that the information is fit for any particular purpose or that it is material to us under mandatory reporting standards. NFI is for informational purposes only and without any liability being accepted in connection with it except where such liability cannot be limited under overriding provisions of applicable law.
Forward-looking statements
Santander hereby warns that this report contains “forward-looking statements” as per the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements can be understood through words and expressions like “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future”, “commitment”, “commit”, “focus”, “pledge” and similar expressions. They include (but are not limited to) statements on future business development, shareholder remuneration policy and NFI.
While these forward-looking statements represent our judgement and future expectations concerning our business developments, results may differ materially from those anticipated, expected, projected or assumed in forward-looking statements.
In particular, forward looking statements are based on current expectations and future estimates about Santander’s and third-parties’ operations and businesses and address matters that are uncertain to varying degrees and may change, including, but not limited to (a) expectations, targets, objectives, strategies and goals relating to environmental, social, safety and governance performance, including expectations regarding future execution of Santander’s and third-parties’ (including governments and other public actors) energy and climate strategies, and the underlying assumptions and estimated impacts on Santander’s and third-parties’ businesses related thereto; (b) Santander’s and third-parties’ approach, plans and expectations in relation to carbon use and targeted reductions of emissions, which may be affected by conflicting interests such as energy security; (c) changes in operations or investments under existing or future environmental laws and regulations; (d) changes in rules and regulations, regulatory requirements and internal policies, including those related to climate-related initiatives; (e) our own decisions and actions including those affecting or changing our practices, operations, priorities, strategies, policies or procedures; (f) events that lead to damage to our reputation and brand; (g) exposure to operational losses, including as a result of cyberattacks, data breaches or other security incidents; and (h) the uncertainty over the scope of actions that may be required by us, governments and others to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and governmental standards and regulations.
In addition, the important factors described in this report and other risk factors, uncertainties or contingencies detailed in our most recent Form 20-F and subsequent 6-Ks filed with, or furnished to, the SEC, as well as other unknown or unpredictable factors, could affect our future development and results and could lead to outcomes materially different from what our forward-looking statements anticipate, expect, project or assume.

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Important Information
Forward-looking statements are therefore aspirational, should be regarded as indicative, preliminary and for illustrative purposes only, speak only as of the date of this report, are informed by the knowledge, information and views available on such date and are subject to change without notice. Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise, except as required by applicable law. Santander does not accept any liability in connection with forward-looking statements except where such liability cannot be limited under overriding provisions of applicable law.
Not a securities offer
This report and the information it contains does not constitute an offer to sell nor the solicitation of an offer to buy any securities.
Past performance does not indicate future outcomes
Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or results (including earnings per share) will necessarily be the same or higher than in a previous period. Nothing in this report should be taken as a profit and loss forecast.
Third Party Information
In this report, Santander relies on and refers to certain information and statistics obtained from publicly-available information and third-party sources, which it believes to be reliable. Neither Santander nor its directors, officers and employees have independently verified the accuracy or completeness of any such publicly-available and third-party information, make any representation or warranty as to the quality, fitness for a particular purpose, non-infringement, accuracy or completeness of such information or undertake any obligation to update such information after the date of this report. In no event shall Santander be liable for any use by any party of, for any decision made or action taken by any party in reliance upon, or for inaccuracies or errors in, or omission from, such publicly-available and third-party information contained herein. Any sources of publicly-available information and third-party information referred or contained herein retain all rights with respect to such information and use of such information herein shall not be deemed to grant a license to any third party.

This document is a translation of a document originally issued in Spanish. Should there be any discrepancies between the English and the Spanish versions, only the original Spanish version should be binding.

January - September 2024	93

Shareholders and Investor Relations

Ciudad Grupo Santander
Edificio Pereda, 2nd floor
Avda de Cantabria s/n
28660 Boadilla del Monte
Madrid (España)
Phone: (+34) 91 276 92 90

investor@gruposantander.com
accionistas@gruposantander.com

Legal Head Office:
Paseo Pereda 9-12, Santander (Spain)

Operational Head Office:
Ciudad Grupo Santander
Avda. de Cantabria s/n
28660 Boadilla del Monte, Madrid (Spain)

Santander

santander.com

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: 29 October 2024	By:	/s/ José García Cantera
	Name:	José García Cantera
	Title:	Chief Financial Officer